7/23


03024836

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saputo Inc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34670 FISCAL YEAR 3-31-03

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OICF/BY: dlw

DATE : 7/29/03

Saputo



Opportunities every day!

Annual Report 2003

All amounts in this report are in Canadian dollars, unless otherwise stated.



Canada
United States
Revenues
(in millions of dollars)
2001
2002
2003
2,161.7
1,055.7
1,106.0
3,457.4
2,174.9
1,282.5
3,398.1
2,185.3
1,212.8
Net earnings
(in millions of dollars)
110.2
180.2
173.7



EBITDA[1]
(in millions of dollars)
2001
2002
2003
271.0
139.4
131.6
352.4
218.4
134.0
354.3
233.8
120.5
Cash flow generated by operations
(in millions of dollars)
190.1
244.5
250.1

[1] Measurement of results not in accordance with generally accepted accounting principles
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation, amortization and stock based compensation. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.



CUMULATIVE TOTAL RETURN SINCE IPO
Investment made on October 15, 1997
Saputo
S&P/TSX Composite
October 15, 1997 = $100
$400
$350
$300
$250
$200
$150
$100
$50
10/15/97
03/31/98
03/31/99
03/31/00
03/31/01
03/31/02
03/31/03

Table of Contents

Highlights 1 • Message to Shareholders 2 • Dairy Industry at a Glance 6 • Saputo at a Glance 8 • Opportunities 10 • Management's Analysis 14 • Corporate Management 32 • Social Responsibility 33 • Consolidated Financial Statements 35 • Notes to the Consolidated Financial Statements 38 • Shareholder Information 50 • Board of Directors 51 •

Cover (from left to right): Philip Geddes and Gerardo De Lucia

Highlights

Every day, in 47 plants and in our distribution centres, Saputo's 7,000 employees proudly manufacture, market and distribute a wide range of products that find their way daily on store shelves, in restaurants and in prepared meals. Active in the dairy and grocery product sectors, the Company markets its products under such brand names as *Saputo, Stella, Frigo, Dragone, Armstrong, Caron, Cayer, Treasure Cave, Dairyland, Baxter, Nutrilait* and *Vachon*. A dynamic world-class company, Saputo Inc. is the largest dairy processor in Canada and one of the leading cheese manufacturers in North America. Saputo Inc. is a public company and its shares are listed on the Toronto Stock Exchange under the symbol SAP.

As at March 31

(in thousands of dollars, except per share amounts and ratios)	2003	2002	2001
Revenues			
Dairy Products Sector			
Canada	$ 2,017,383	$ 1,987,486	$ 803,970
United States	$ 1,212,810	$ 1,282,555	$ 1,106,039
	$ 3,230,193	$ 3,270,041	$ 1,910,009
Grocery Products Sector	$ 167,919	$ 187,371	$ 251,662
	$ 3,398,112	$ 3,457,412	$ 2,161,671
Earnings before interest, income taxes, depreciation, amortization and stock based compensation (EBITDA)			
Dairy Products Sector			
Canada	$ 200,621	$ 183,054	$ 96,912
United States	$ 120,484	$ 133,996	$ 131,555
	$ 321,105	$ 317,050	$ 228,467
Grocery Products Sector	$ 33,165	$ 35,372	$ 42,507
	$ 354,270	$ 352,422	$ 270,974
Net earnings	$ 173,728	$ 160,161	$ 110,241
Cash flow generated by operations, before changes in non-cash operating working capital items	$ 250,123	$ 244,535	$ 190,090
Working capital	$ 269,326	$ 258,908	$ 242,878
Total assets	$ 1,970,686	$ 2,046,675	$ 2,012,979
Long-term debt, including current portion	$ 521,135	$ 675,125	$ 795,896
Shareholders' equity	$ 1,016,504	$ 900,588	$ 747,901
Per share			
Net earnings			
Basic	$ 1.68	$ 1.56	$ 1.08
Diluted	$ 1.66	$ 1.54	$ 1.07
Book value	$ 9.83	$ 8.73	$ 7.30
Financial ratios			
Interest bearing debt / Shareholders' equity	0.53	0.78	1.07
Return on average shareholders' equity	18.1%	19.4%	16.0%

Lino Saputo
Chairman of the Board
and Chief Executive Officer



Message to Shareholders

Opportunities

Saputo Inc. continues to demonstrate solid financial results in spite of numerous constraints, especially within the US dairy industry. Net earnings reached $173.7 million, an increase of 8.4% over fiscal 2002.

We have proactively applied new accounting standards, and our fiscal 2003 net earnings take into account an expense of $1.3 million relative to stock based compensation. If it were not for that element, net earnings would have risen by 9.2% over fiscal 2002. This increase is valuable given market conditions but is nevertheless below our expectations for Saputo standards. Revenues for fiscal 2003 totalled $3.398 billion.

During the 2003 fiscal year, the US market was difficult with regard to the average selling price per pound of cheese and its negative effect on inventory pricing between March 31, 2002, and March 31, 2003. In Canada, per capita consumption of cheese remained stable. At the world level, prices of dairy by-products were very low.

In an industry like ours, it is vital to operate as efficiently as possible. Therein lies one of our strengths and the secret to our success, year after year, in creating value and in delivering solid results, even in difficult market situations. Our results are to a large extent linked to our status as a low-cost manufacturer as well as to a continuous striving for improvement that leads us to take advantage of any and all opportunities in our path.

We rely on a qualified and devoted work force that has a strong sense of belonging to the Company. In their own way, all of our 7,000 employees are agents for change who day after day are asked to identify and, above all, to make the most of the opportunities they face. This attitude leads to tight cost control, improvements to processes and innovations, all of which contributes to the success of the Company.

We count on more than 48 years' experience in the manufacture, distribution and sale of quality dairy products. The expertise derived from such experience has enabled us over the years to develop our own technologies through which we are able to respond in a very precise way to the needs of our customers.

We exercise very tight control over all of our costs, and we do so at every level of the production, sales and services chain. Our activities overall are built on the principle of business units and profit centres, which enables all managerial staff and employees to contribute directly to the Company's success.

Revisiting 2003 fiscal year's outlook

We mentioned, during fiscal 2003, that there have always been two primary modes of growth for Saputo: organically and through acquisitions.

At the Cheese Division (Canada), we carried on with the integration of Dairyworld into Saputo's values and know-how, and we are pleased with the results to date. To sustain growth in cheese consumption, we have continued to offer our retail, foodservice and industrial customers a range of cheeses that matches their expectations and that enables them to make greater use of cheese for their specific needs. We launched new products and were more active in running a variety of promotions aimed at demonstrating new opportunities for consumption of our cheeses.

To do list - Fiscal 2003

- Dairyworld integration ✓
- Milk Division - focus on performance ✓
- Increase US volumes ✓
- Bakery Division - transfer of the Aurora production ✓

Furthermore, we undertook a rationalization of our plants in order to make more efficient use of our production capacities.

During the 2003 fiscal year, the Milk Division focused its attention on improving its performance in all areas, especially in our Ontario and Québec operations, where we are now poised to take advantage of the growth opportunities offered. We also have made investments in technology and plant operation performance, thereby reducing supply chain costs. We continue to invest in our human resources, and are commited to train floor employees, frontline supervisors and managers, as well as to install and reinforce Saputo values.

We had mentioned that in the United States we were setting increased sales volume goals. Those goals had first been set at a 13% increase over fiscal 2002. We did not attain that objective. We are nevertheless pleased to announce that despite the difficult year that we and the industry generally have just weathered, we have increased our sales volume by 9.5%. Of that increase, 4.0% comes from the plant in Whitehall, Pennsylvania, acquired in March 2002, and the other 5.5% from internal growth, a percentage that is ahead of the 4.1% growth enjoyed by the US cheese production. Integration of the Whitehall plant went very smoothly, and led to a regional reorganization of the production of certain products and the shutdown of a production facility located in Wisconsin.

In light of the weakness of the average selling price per pound of cheese in the United States, we introduced, in October 2002, a floor price for our specialty cheeses situated at the same level as the US Government's support price.

In the Bakery Division, we closed the Aurora, Ontario plant and transferred that facility's production to the plant located in Sainte-Marie de Beauce, Québec, while proceeding to outsource transport activities. The division made investments in the robotization and automation of certain of its activities. In the fall, we also began, on a small scale, the delivery of a selection of our snack cakes to the United States.

In terms of acquisitions, we concentrated our efforts in the US cheese industry, while also keeping an eye out in Canada with regard to both cheese and fluid milk. Even if we have not materialized any acquisitions during fiscal 2003, we remain convinced that interesting opportunities are available for the coming fiscal year. We remain disciplined, never losing sight of the evaluation criteria that underlie our success, namely that an acquisition must be of a strategic nature, must add value, and must be achievable at a fair price.

In December 2002, the Appellate Body of the World Trade Organization (WTO) handed down its final decision in which it maintains that the Canadian system for the supply of milk to be used in products for the export market does not comply with the commitments assumed by Canada with the WTO. In order to comply with this decision, Canadian dairy processors are required to export their products at prices that make the exporting of dairy products from Canada non-competitive. The export of by-products like lactose and whey is not affected by the decision. Exports of cheese represent less than 1% of our revenues. Still, although this final decision has only a negligible impact on the revenues of the Company, we will be re-evaluating our Canadian facilities with a view to making the most efficient use of them.

Vision and strategy

Over the coming years, the dairy industry will need to focus on creating innovative dairy products that match the changing nutritional needs of consumers. While milk and cheese have been, and will continue to be, mainstays of Canadian consumers' diets, advances in technology will increasingly allow us to utilize wholesome milk products as a means to deliver a broad range of nutritional, lifestyle and health needs. A critical component to the industry achieving innovation and consumer satisfaction lies in cooperation between and objectives shared by all levels of the industry.

We have mentioned frequently that the Canadian dairy market does not present many possibilities for organic growth. Cheese consumption is stable, notwithstanding cheese sales growth in the retail segment. We believe that the development of new value-added products may sustain the growth and development of new or existing categories of milk products or dairy beverages. We are already present in that segment with some of our products in the Milk Division, but much remains to be done through innovation.

To do list - Fiscal 2004

- Value-added dairy products
- Organic growth
- Efficiency
- Cheese and milk acquisitions in Canada

In our Canadian Dairy Products Sector, beyond the development of new products or new niches, our guarantee of success continues to lie in ensuring our efficiency. Possibilities for organic growth being quite limited, we must be highly active in the daily management of our activities that encompass all levels of the organization. During the 2004 fiscal year, our evaluation will focus, among other things, on the efficiency of our operational structure and on maximizing the use of our production capacities.

The Company's origins are in the manufacture of cheese, and for this reason our attention has always primarily been focused, as is the case today, on seeking out acquisitions in the cheese industry. However, with a market share of approximately 20% in fluid milk, we are open to considering eventual acquisitions in Canada, in milk and in dairy beverages.

The United States remains the place where the potential for acquisitions is greatest. The US industry is coming off a rather difficult year and remains relatively fragmented. There is room for consolidation, and we will be watchful. We are going to continue our strategic organic growth, for which we could easily increase capacity with a minor investment, if necessary.

To do list - Fiscal 2004

- US cheese acquisitions
- Bakery Division
  - business development in Canada
  - continue the US market penetration
- Explore international acquisitions/partnerships

In the Bakery Division, we will continue to work on improving efficiency while further developing our business in all regions of Canada. It is important to remain efficient in an environment where competition is increasing and where we are exposed to price fluctuations in raw materials. We will continue in our efforts to gradually penetrate the US market.

Our goal of becoming a world-class cheese company remains unchanged, and to achieve it, we must be in a market where the raw material is accessible at competitive international prices. We have therefore initiated a search for acquisitions and partnerships that would take us beyond North America. Our intention here remains the same: to broaden our horizons in order to better serve our customer base, and in such a way as to be competitive on a worldwide basis.

Corporate governance

The Company believes in the importance of sound corporate governance, while taking into consideration the presence of its significant shareholder. In that context, the Company introduced certain modifications to its corporate governance practices, to be more in line with guidelines from the Toronto Stock Exchange. Among other things, the Company modified the composition of its Audit Committee so that it be made up solely of unrelated directors, and also added two unrelated directors to its Board of Directors. The Board of Directors is now composed of equal numbers of related and unrelated directors. It is the Company's intention, moreover, to arrive at a majority of unrelated directors on its Board. The Company also adopted a communications policy confirming its disclosure practices and adopted a policy on the services that external auditors and other accounting firms may provide to the Company.

Acknowledgments

I would like to take this opportunity to thank our customers, our consumers, our suppliers and our shareholders for their continued support. I also wish to thank the members of our Board of Directors for their support and their wise counsel throughout the 2003 fiscal year. In closing, I wish to thank our employees, who continuously contribute to the growth of our Company through their ability to take advantage of opportunities...every day!



Lino Saputo

Chairman of the Board
and Chief Executive Officer
June 10, 2003

Dairy Industry at a Glance

Canada

The Canadian dairy industry operates within a highly regulated environment. The Canadian Dairy Commission (CDC), a crown corporation, has been mandated by the federal government to implement Canada's National Dairy Policy, which is based on shared jurisdictional powers between the federal and provincial governments. Fluid milk is regulated provincially, while industrial milk is regulated federally. "Fluid milk" refers to table milk or cream intended for consumption in fluid forms, whereas "industrial milk" is used for the manufacturing of all other dairy products, such as cheese, butter, ice cream and yogurt.

The Canadian dairy industry operates within a supply management system. The key goal of supply management is to ensure a fair return for dairy farmers while maintaining the production of sufficient volumes of industrial milk to satisfy the domestic Canadian consumer demand for dairy products as well as certain planned exports. This is essentially achieved by setting the support price that the dairy processors can receive for butter and skimmed milk powder sold to the CDC to clear market surpluses and by controlling the supply of industrial milk.

Utilization of milk production in Canada in 2001/2002[1]



39%
Fluid Milk
61%
Industrial Milk

Every dairy year (which runs from August 1 to July 31), the CDC calculates the national industrial milk production quantum based on anticipated domestic demand and certain planned exports. This quantum is then allocated according to the terms of the National Milk Marketing Plan, a federal/provincial agreement. This agreement stipulates, among other things, that Québec's and Ontario's shares of the national industrial milk production quantum (the "Market Sharing Quota") are approximately 46.6% and 31.5% respectively.

Once the industrial milk quantum is determined and allocated among the provinces, provincial marketing boards govern the production, pricing and marketing of milk within their own borders. Each provincial marketing board allocates the milk to dairy processors. Industrial milk is allocated according to a cascading system that classifies industrial milk into various classes of products to be manufactured. Priority of supply is given to the higher milk classes, which command a higher milk price.

Dairy farms[1]



14%
Western Provinces
5%
Maritimes
81%
Québec and Ontario

Although there may be some provincial variations, quantities of milk in each class, other than fluid milk, are generally restricted in their growth. As a result, operating in a supply managed system means that a dairy processor of industrial milk can only achieve significant growth through acquisitions. Any attempt to grow internally is stymied by quotas that limit milk availibility to dairy plants.

The Canadian domestic market for dairy products is a mature market with limited growth opportunities in the main product categories. Overall growth has been static in both the fluid and industrial milk sectors for the past 15 years. Some future growth potential does exist, however, for increased dairy ingredients sales and functional foods.

A few facts:

- There were 1.137 million cows on 18,673 dairy farms that produced 76 million hectolitres of milk in the 2001/2002 dairy year and the average dairy farm had about 61 cows.[1]
- The three largest primary processors own 36% of the plants and process 71% of the milk.[1]
- In 2001, the Canadian primary dairy industry encompassed 292 plants.[1]

Canadian Statistics

Dairy year	Total cheese production (including cottage cheese)[1] (in millions of kg)	Total milk sold to processors[1] (in millions of hectolitres)
2001/2002	351.1	76.0
2000/2001	355.9	75.1
1999/2000	358.9	74.9
1998/1999	350.2	75.3
1997/1998	353.1	73.9
	Cheese consumption[1] (kg per capita)	**Fluid milk consumption**[1] (litres per capita)
2001	11.09	87.01
2000	11.58	88.01
1999	11.52	87.58
1998	11.43	88.50
1997	11.80	89.03

United States

Government intervention and market forces combine in the determination of wholesale milk prices in the United States. Government intervention consists of three main elements: a price support program, federal and state milk marketing orders, and direct payments. The State of California has opted out of the USDA Market Order System and administers its own state order.

As a way of supporting the farm price of milk, the government commits itself to purchasing unlimited quantities of butter, skim milk powder and cheese at Commodity Credit Corporation (CCC) prices under the Dairy Price Support Program.

A few facts:

- Milk is produced in 50 states. The trend in milk production has moved West and toward larger operations. Over 40% of the US milk is now produced by herds of 500 cows or more. California alone produces 20.6% of the US milk supply.[3]
- There were 9.1 million cows on 91,990 dairy farms that produced 746.1 million of hectolitres of milk in 2002.[3]
- The average farm has 99 cows.[3]
- In 2002, the US cheese industry encompassed 403 plants.[2]

Utilization of milk production in the United States in 2002[2]


37.9%
Cheese
14.4%
Butter
8.5%
Frozen Dairy Products
6.7%
Others
32.5%
Fluid Milk

US Statistics

	Natural cheese production[2,3] (in millions of kg)	Milk production[2] (in millions of hectolitres)
2001	3,746.1	727.4
2000	3,745.8	736.5
1999	3,602.0	715.2
1998	3,398.3	691.6
1997	3,324.9	686.1
	Natural cheese consumption[4] (kg per capita)	**Fluid milk consumption**[5] (litres per capita)
2001	13.32	83.3
2000	13.42	84.9
1999	13.14	86.5
1998	12.59	86.9
1997	12.49	88.3

ANNOTATIONS

1 Canadian Dairy Information Centre - Sources: Agriculture and Agri-Food Canada, Canadian Dairy Commission, Statistics Canada
2 Source: USDA, *Dairy Products 2002 Summary*
3 Source: USDA, *NASS Milk Production*, February 2003
4 Source: IDFA, *Cheese Facts*, 2002 Edition
5 Source: IDFA, *Milk Facts*, 2002 Edition

Saputo at a Glance


Revenues (%) per division
33.5%
Cheese Division (Canada)
4.9%
Bakery Division
25.9%
Milk Division
35.7%
Cheese Division (USA)

Dairy Products Sector

Canada

Cheese Division

Revenues (%)
per market segment:


46%
Retail
37%
Foodservice
17%
Industrial


Saputo
BARI
Cayer

Types of products
Mozzarella, cheddar, blue, bocconcini, brick, brie, butter, caciocavallo, camembert, colby, evaporated milk, farmer, feta, friulano, goat cheese, havarti, lactose, monterey jack, munster, parmesan, pastorella, powdered milk, provolone, ricotta, romano, string cheese, swiss, trecce, tuma, whey protein

Sales
- Leader in pizzeria market
- Wide range of specialty cheeses

Distribution
- DSD (direct-to-store delivery) services
- 3 major distribution centres: Saint-Léonard (QC), Woodbridge (ON) and Calgary (AB)
- 11 regional distribution centres

Operations
- Produces 35% of all natural cheese in Canada
- 30% excess production capacity

Supply
- More than 1.0 billion litres of milk processed annually
- 32% of milk supply comes from Québec, 13% from Ontario and 55% from the Western Provinces

Milk Division

Revenues (%)
per market segment:


79%
Retail
21%
Foodservice


Dairyland
Baxter
Nutrilait

Types of products
Fluid milk, cream, sour cream, cottage cheese, yogurt, juices and drinks, margarine, dips, flavoured coffee creamers

Sales
- More than fluid milk, sales are extended to a diversified line of dairy and non-dairy products

Distribution
- DSD (direct-to-store delivery) services in all regions of Canada
- The largest dairy-product distribution infrastructure in Canada

Operations
- Processes 20% of all fluid milk in Canada
- 40% excess production capacity

Supply
- More than 600 million litres of milk processed annually
- 8% of milk supply comes from the Maritimes, 3% from Québec, 8% from Ontario and 81% from the Western Provinces

Number of plants per division


18
Cheese Division (Canada)
1
Bakery Division
14
Milk Division
14
Cheese Division (USA)

Number of employees per division


2,187
Cheese Division (Canada)
1,069
Bakery Division
1,925
Milk Division
1,798
Cheese Division (USA)

United States

Cheese Division

Sales volumes (%) per market segment:


28%
Retail
39%
Foodservice
33%
Industrial


Caputo
Frigo
Stella
Lorraine Cheese
Treasure Cave
Dragone
Gardenia

Types of products
Mozzarella, string cheese, asiago, blue, dried and condensed whey, eggnog, feta, fontinella, gorgonzola, kasseri, parmesan, provolone, ricotta, romano, swiss, sweetened condensed milk, whey protein concentrate

Sales
- Extended product mix and well-balanced sales segmentation

Distribution
- Independent national and regional distributors
- 3 distribution centres: East, Midwest, West

Operations
- Produces 6% of all natural cheese in the United States
- 7% excess production capacity

Supply
- More than 1.9 billion litres of milk processed annually
- 30% of milk supplies comes from the East, 43% from the Midwest and 27% from the West

Grocery Products Sector

Bakery Division

Revenues per market segment:


Mainly at Retail


Vachon
Jos. Louis
Passion Flakie
HOP&Go!
May West
Grannys

Types of products
- Snack cakes, tarts, cereal bars

Sales
- Leading manufacturer of snack-cake products in Canada and one of the leaders in the cereal bar market in Québec

Distribution
- DSD (direct-to-store delivery) services

Operations
- Dominant market share in all regions of Canada
- 30% excess production capacity

Supply
- Ingredients are bought in a supply-demand market that determines their prices
- 95% of our supply is done in Canada

Saputo

Jean-Pierre Dufour, Suzette Duguay-Samson, Richard Lesage, Luc Robillard, Claude Grenache



Saputo
Mozzarina
Mediterraneo
Une tradition familiale
A family tradition
1954



Opportunity

in the Cheese Division (Canada)

Italy has enjoyed fresh mozzarella for many years. And although it has been brought into Canada, the nature of the product, with its brief shelf life and short-lived freshness, is an obstacle to its being imported and means consumers must do without a product of consistent quality.



Result

Mozzarina Mediterraneo is the latest arrival in our line of fresh cheeses, the newest addition to what we offer in the way of Italian specialty cheeses. A team composed of marketing and production employees has created a fresh mozzarella that is even milkier and creamier – a delight for consumers and restaurateurs, who can now dish up a *Caprese* salad as authentic as the Italian variety with this product unique to Saputo, produced here by our master cheese makers, who took their inspiration from the manufacturing techniques of master cheese makers in Italy.

Pat Thom, Gabe Tonin, Rupert Reed, Russell Westcott



Opportunity

in the Milk Division

Milk Division's marketing and R&D teams work continuously to respond to consumers' need by studying markets and initiating trends. In the late 1990s, the team recognized a huge first-step opportunity in the flavoured milk segment and brought to market a plastic re-closable single-serve flavoured milk under the brand *Milk 2 Go*. In 2000s, we had to find a way to capitalize on the success of the *Milk 2 Go* product line.

Result

In fiscal 2003, the marketing and R&D teams took the opportunity to improve packaging graphics, added four exciting new flavours and increased distribution base across the country. The new flavour offerings and expanded distribution created excitement for consumers, resulting in incremental sales.



Phill Lefeber, Brian Skamra, Joseph Konen



Opportunity

in the Cheese Division (USA)

Since 1936, at the Fond du Lac (Wisconsin) facility, the blue cheese was brined for three days in non-circulating tanks. The tanks were stacked four high and required the employees to lift and stack the cheese one tank at a time. In 1999, a new serpentine system was installed but space constraints limited capacity of the system. In fiscal 2003, at the initiative of three employees at the plant, a project was designed to fit into the space vacated by the old brine tanks utilizing a used brine system from an idle plant. They created and built a system to pump the brine from the serpentine system to and from the new upstairs brine system.

Result

This new system resulted in savings through waste treatment, ingredient, labour and overhead cost reductions and plant capacity increased. Quality testing was reduced from 100 to three tanks, while product quality and consistency improved. Employees benefited of enormous ergonomic, safety and working condition improvements, therefore reducing employee turnover.

Céline Grenon, Nova Guertin, Bruno Fortier



Opportunity

in the Bakery Division

The transfer of tart-manufacturing activities from the plant in Aurora, Ontario to the one in Sainte-Marie de Beauce, Québec presented a considerable operational challenge for the Division: a complex line of products from both flavour and recipe standpoints, know-how going back many years, and above all, a number of different packaging sizes.

Result

Through the initiative of the team created for the project, the operation gave birth to a greatly simplified and completely transformed line of tarts: emphasis on the *Granny's* brand name, new packaging visuals, rationalization of close to two-thirds of the line, elimination of duplication in sizes – and all the while keeping the flavour offering intact for the consumer and allowing for an increase in productivity.

Management's Analysis

The goal of the present management report is to provide a better understanding of our activities, and it should be read while referring to our audited consolidated financial statements and accompanying notes.

This disclosure document contains management's analysis on forward-looking statements. Caution should be used in the interpretation of management's analysis and statements, since management often makes reference to objectives and strategies, which contain a certain element of risk and uncertainty. Due to the nature of our business, the risks and uncertainties associated with it could cause the results to differ materially from those stated in such forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements based on any new information or event that may occur.

Global overview

Solidly established across North America, Saputo operates 47 plants as well as its distribution centres with nearly 7,000 employees.

Our employees comprise our most important asset. Our approach in the matter of human resources is to build quality employer-employee relationships that translate into a dynamic environment open to exchanges. Additionaly, our family and entrepreneurial approach results in a positive climate, which in turn makes for minimal turnover in personnel. This work environment encourages all our employees to contribute to the success of our Company on a daily basis. Presenting new ideas for improvement and efficiencies as they occur remains highly contributive in reaching results that are beneficial to everyone.

We are active in two sectors of the food industry: dairy and grocery products.

Our **Canadian Dairy Products Sector** encompasses the activities of the Company's Cheese Division (Canada) and Milk Division. The Company's **US Dairy Products Sector** consists of the Cheese Division (USA). Our dairy products can be found in all segments of the food market: retail, foodservice and industrial.

The **retail** segment includes supermarket chains, independent retailers, warehouse clubs and specialty cheese boutiques. In grocery stores, our products are sold in the dairy case and deli cheese counter sections. In Canada and in the United States, we also offer specialty cheeses to our retail-segment customers. We provide our customers in this sector with dairy products under our own brand names as well as under private labels.

The **foodservice** segment comprises distributors of both specialty and complete product lines, as well as restaurants and hotels. We offer our customers in this segment dairy products under our own brand names as well as under private labels. In Canada, we also supply other non-dairy products manufactured by third parties through our own distribution network. We also produce dairy blends for fast-food chains and retain an important market share of this category in Canada.

Our **industrial** segment comprises processors that use our products as ingredients in the preparation of other food products. We supply cheese to the majority of frozen-pizza producers in Canada as well as to processors of frozen food, and supply several large food-product producers in the United States. Saputo's technical experts work closely with customers to adapt new products to their specific needs.

We also produce by-products from our Canadian and US cheese manufacturing activities such as lactose, whey powder and whey protein. We sell, through our Canadian industrial segment, cheese, lactose, whey powder, ice cream mixes and whey protein to a vast array of clients in Canada, Europe, South America, Asia and Africa.

Active across Canada, Saputo's **Grocery Products Sector** manufactures and markets snack cakes, tarts and cereal bars through the Bakery Division. Its products are sold almost exclusively in the Canadian retail segment, primarily in supermarket chains, at independent retailers and at warehouse clubs, and recently on a small scale in the Northeastern United States.

The Company's **consolidated revenues** for the fiscal year ended March 31, 2003, were $3.398 billion, compared to $3.457 billion for the previous fiscal year. The average selling price per pound of cheese on the US market was 21% lower for fiscal 2003 as compared to last year, creating a shortfall in revenues of approximately $158 million. Also, our Bakery Division operated exclusively in a snack cake environment in fiscal 2003, unlike last year, when there were 15 weeks of operations in the cookie, fine bread and soup categories. These operations were transferred to Dare Foods in July 2001.

Overall, on a comparable basis, revenues would be 3.5% higher in fiscal 2003 as compared to last year, reflecting increases in the four divisions of the Company.

During fiscal 2003, **earnings before interest, income taxes, depreciation, amortization and stock based compensation** (EBITDA)[1] amounted to $354.3 million. Up 0.5% over the $352.4 million posted for fiscal 2002.

Fiscal 2003 was marked by a world dairy-product market that was volatile and depressed. World sales prices of whey protein concentrate suffered a decrease of almost 34% compared to fiscal 2002, while the market for lactose was down nearly 19% in fiscal 2003. Those market conditions created a shortfall of approximately $2.5 million in the Canadian Dairy Products Sector EBITDA, as well as a shortfall of approximately $4 million in the US Dairy Products Sector EBITDA. At the same time, the world economy had a rough ride, certainly affecting our expenses in such matters as energy costs for our manufacturing processes, distribution and delivery, as well as insurance costs.

The Canadian Dairy Products Sector enjoyed a growth of 9.6% in its EBITDA, continuing its integration process of Dairyworld, even though it had to face a shortfall on EBITDA created by the depressed dairy by-product selling prices. As far as the US Dairy Products Sector is concerned, despite a growth in our sales volumes of close to 9.5% in fiscal 2003 over last year, our EBITDA decreased by $13.5 million. The US market experienced an average selling price per pound of cheese that was 21% lower than in fiscal 2002, creating a direct negative effect on the absorption capacity of fixed charges, as well as producing negative effects on the pricing of inventories between March 31, 2002 and March 31, 2003. Combined with depressed dairy by-products selling prices, this situation created a shortfall of potential EBITDA of almost $19 million in comparison to fiscal 2002. The snack cake category of the Grocery Products Sector generated relatively stable EBITDA.

Overall, actions taken throughout fiscal 2003, whether in integration, rationalization or innovations, have contributed to the real growth, thus lessening the negative impact of the various other market factors.

Revenues
(in millions of dollars)


2001
2002
2003

EBITDA
(in millions of dollars)


2002
2003

[1] **Measurement of results not in accordance with generally accepted accounting principles**
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation, amortization and stock based compensation. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

Canadian Dairy Products Sector

Our Canadian Dairy Products Sector is composed of the Cheese Division (Canada) and the Milk Division.

Our **Cheese Division (Canada)** operates in a fairly consolidated industry. The natural-cheese production in Canada as a whole amounts to roughly 350 million kilograms. The division, which represents 33.5% of our revenues, manufactures and markets a wide range of cheeses, from mozzarella and cheddar to specialty cheeses. The division also markets milk by-products such as lactose, whey powder and whey protein. The products are marketed under brand names such as *Saputo, Armstrong, Caron, Cayer, Stringers, Bari* and *Stella* to all segments of the food industry, namely retail, foodservice and industrial.

Canadian Dairy Products Sector
Revenues (in millions of dollars)


878
Milk Division
1,139
Cheese Division (Canada)

Saputo is the leading cheese producer in Canada, accounting for approximately 35% of all domestically produced natural cheeses. The largest producer and marketer of mozzarella in Canada, Saputo ranks at or near the top in producing cheddar and other varieties of specialty cheeses. We also sell and distribute a vast assortment of imported cheeses to the retail segment and complementary items to independent pizzerias. The Cheese Division (Canada) employs 2,187 people in 18 plants and 14 distribution centres spread out over nine of the 10 Canadian provinces.

Our **Milk Division** accounts for 25.9% of our revenues. With 1,925 employees and 14 plants located all across Canada, the division manufactures and markets mainly fluid milk, but also a full range of dairy products, including cream, yogurt, sour cream and cottage cheese. Our dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. Products in this division are marketed under the brand names *Dairyland* in Western Canada and Ontario, *Nutrilait* in Québec, and *Baxter* in the Maritimes.

Revenues (Canadian Dairy Products Sector)

Dairy Products Sector's revenues for the fiscal year ended March 31, 2003 totalled $2.017 billion, an increase of 1.5% over the $1.987 billion posted last year. Essentially the increase in revenues was generated by the Milk Division. In Canada, the regulated system limits the possibilities of growth to acquisitions and consumption increase.

Cheese Division (Canada)
Revenues per market segment (%)


46%
Retail
37%
Foodservice
17%
Industrial

The **Cheese Division (Canada)** recorded $1.139 billion in revenues for fiscal 2003, compared with $1.142 billion last year. The decrease in revenues is mainly driven by a decline in cheese export sales and by the dairy by-products market price decrease on a worldwide scale, despite the fact that generally all the cheese selling prices increased due to the yearly raw material (milk) price increase.

In Canada, per capita consumption remained stable during fiscal 2003. In the **retail** segment, which accounts for 46% of the Cheese Division (Canada) sales, we increased our volumes and revenues on branded and speciality cheeses as well as on private label products.

Our business continued to grow with current national customers. We also supported our customers in achieving their objectives for their private labels with new product introductions and with ongoing attention to existing products in terms of quality and service.

Our *Saputo* brand is predominant in Québec, whereas our *Armstrong* brand is predominant in Western Canada. The rather restricted possibilities for growth in these markets encourage us to stimulate per capita cheese consumption in the country, in order to bring it up at least to the US level.

To bolster our position as a supplier capable of responding to all the needs of our customers in terms of cheese, we took several steps, including the expansion of our *Saputo* branded programs in Western Canada and the introduction of new cheeses such as seasoned feta and *Mozzarina,* which is a fresh mozzarella offered in a 250g

pouch that rivals similar imported Italian products. We also launched several other speciality cheeses – a double crème brie under the brand *Bonaparte,* a goat camembert named *Chèvre d'art* – and revamped several other soft cheeses. We also added to our specialty cheese line value-added products in interleaved sliced format designed for convenience. These initiatives enabled us to increase the geographical and store presence of our full product line.


Saputo

In Ontario we invested in an integrated promotion program that includes advertising in specialized TV programs tied to the launch of our first issue of *Cucina*, an upscale 68-page recipe and lifestyle quarterly magazine, including many recipes using our products. The magazine was also launched in the Québec market. In addition, we revamped and modernized our *Saputo* brand logo and ran extensive research in cheese positioning as a prelude to a total revamping of *Saputo* packaging, launched in April 2003. An overhaul of the internet site was designed with a consumer focus in mind.

Fiscal 2003 marked the 100th anniversary of the *Armstrong* brand in Canada, and we promoted the event through the launch of an extra-old white cheddar supported by a major "Great Taste Pursuit" promotion all across Western Canada in both the foodservice and retail segments.


Cayer
Chèvre d'art

Revenues from the **foodservice** segment, which accounts for 37% of the Cheese Division (Canada) sales, enjoyed a slight increase over fiscal 2002, which can be accounted for by a rise in prices related to the yearly milk price increase and by an increase in volumes with certain major customers. We also broadened our customer base in this segment. We listened to our customers and responded to their needs with new recipes, formats and/or cost-reduction ideas to make them more efficient. With this in mind, we continued to realign our production to be more responsive to market needs. We also strengthened our relations with our major distributors to provide full coverage in all "food away from home" segments.

The **industrial** segment is comprised of Canadian industrial and export sales. This segment accounts for 17% of the Cheese Division (Canada) sales, and we observed during fiscal 2003 a decrease in volumes and revenues created mainly by the drop in cheese exports related to the WTO decision as well as the decrease in by-product prices on the international market.


Armstrong
THE GREAT TASTE PURSUIT
WIN
A CHRYSLER PT CRUISER

In the Canadian industrial segment, we have been able not only to maintain market share but also to expand our customer base. While there has been downward pressure with respect to pricing, we have increased our sales, keeping pace with the growth in this industry by supplying cheese ingredients to the largest frozen-food processors in Canada. The rising trend towards prepared meals, as consumers embrace convenience, is driving the increase in frozen pizzas, lasagnas, and various other meals, many of which use cheese.

During fiscal 2003, we maintained our customer base abroad and strove to manage the difficult balance between supply of milk for export and customer demands. Unfortunately, in December 2002, the decision from the WTO Appellate Body maintained that the Canadian system for the supply of milk to be used in products for the export market does not comply with the commitments assumed by Canada with the WTO. In order to comply with this decision, Canadian dairy processors are required to export their products at prices that make the exporting of dairy products from Canada non-competitive, causing us to scale down our exports to nil in the fourth quarter. We are continuing to look at ways to serve our customers through our operations in the United States or through milk imports in Canada for re-export.



The exports of by-products such as lactose and whey are not affected by the WTO decision. We continued with a steady supply of lactose, whey proteins, whey powder and other dairy derivatives to the local and international markets, and were more involved in the supply of these ingredients to the food industry in general. The price of by-products is determined by the international market. The decrease in the prices for whey protein concentrate, and for by-products in general,

caused by the excess milk in the worldwide dairy system from fiscal 2002 levels, had a downward effect on our revenues in comparison with last year.

The **Milk Division** accounted for $878.0 million in revenues, an increase of 3.8% compared with $845.5 million in fiscal 2002.

Milk Division
Revenues per market segment (%)


79%
Retail
21%
Foodservice

Revenues increased slightly, partly caused by the yearly raw-milk price increase, which was transferred as an increase in the selling price. Although the Canadian milk market is basically flat, through a marketing and distribution focus we have driven market share growth in key categories, including yogurt, cream, sour cream and non-dairy creamer. As for fluid milk, we maintained our market share in Western Canada, in Ontario and in the Maritimes, and increased our market share in Québec.

We introduced more higher-margin products in the yogurt and premium milk categories, and globally introduced eight new products to complement our offering. Our marketing group focused on building brand equity and sales growth by investing in higher-margin brand-sustainable products – as for example in the launch of a *Classic Vanilla* line of yogurts – with annual volume and market share increases. We also increased the investment in the *International Delight*[1] line of non-dairy creamers, with growth year over year in excess of 20%, remaining a leader in that fast-growing category. The expansion of the single-serve *Milk 2 Go* product line resulted in a significant increase in sales volumes and margins. We made improvements to the packaging (spout cap, plastic bottle) for our milk lineup in Central Canada and the Maritimes. The R&D team now reports to our marketing group with dedicated resources to drive innovation in new product development and to reduce our current cost of goods. We also developed an online order system for our customers linked to us through the Internet.

We began the process of building an improved Ontario and Québec sales and operations team poised to meet the needs of planned growth in Central Canada and able to meet the growth requirements of large national customers.

Fiscal 2003 saw the sales and distribution team adapt to the significant changes in the national foodservice segment. We were able to establish long-term arrangements with new customers. We introduced longer-shelf-life products in one-way shipping containers specifically targeted to foodservice distributors. We expanded our route coverage in the Maritimes, as well as introducing a more diversified product line.


MILK 2GO
Dairyland

EBITDA (Canadian Dairy Products Sector)

Earnings before interest, income taxes, depreciation, amortization and stock based compensation totalled $200.6 million at March 31, 2003, compared to the $183.1 million reported in fiscal 2002 – an increase of $17.5 million, or 9.6%. EBITDA margin for this sector climbed from 9.2% last year to 9.9% during fiscal 2003. This increase can be accounted for by the optimization of operations during the process of integrating Dairyworld, acquired in 2001, despite the fact that energy and insurance costs have risen.


Baxter
Calcium
Plus
Baxter
Calcium
Plus

With the aim of increasing operational efficiency, our **Cheese Division (Canada)** decided to shut down three plants: Souris, Manitoba; Yorkton, Saskatchewan; and Oakville, Ontario, and to transfer production to other facilities. The first two ceased operations in the third and fourth quarters respectively, while the Oakville plant, which has started to transfer its operations to our Tavistock, Ontario, plant, will close definitely in the third quarter of fiscal 2004. We began a major expansion project in the Tavistock plant that should be completed in the course of 2004, and that will increase efficiency and warehousing operations, as well as cutting, packaging and by-products processing. We also consolidated all our distribution, selling and administration operations from various Ontario locations in our Woodbridge distribution centre, where we increased space by over 30%. We also invested in our Saskatoon plant to improve efficiency in by-product treatment. During fiscal 2003, absorbed rationalization costs were approximately $1.1 million, for a savings of approximately $0.2 million. To complete the rationalization project initiated in 2003, we intend to spend approximately $2 million over the course

[1] Trademark used under license

of fiscal 2004, which should translate into savings of approximately $7 million for that period and of approximately $8 million per year thereafter.

We are well under way towards ensuring compatibility with the industry cost-savings initiative by investing in proper information technology such as the Electronic Commerce Council of Canada (ECCnet), the majority of our production lines now being equipped accordingly.

In terms of supply, we experienced a period of milk surplus during the first months of fiscal 2003, followed by a shortage of 6% to 8% in Eastern Canada during the second quarter. That shortage obliged us to multiply inventory movements between our plants and our distribution centres to be able to serve adequately our customers, which entailed additional inventory and distribution costs. These variations are the exception. Provincial milk marketing agencies are aware of the situation and are working on means to prevent such irregularities from recurring.

As always, we continue to invest in maintaining the quality of our infrastructures at every level of our business.

As mentioned in the revenues section, the **Milk Division** was able to improve its profitability through the introduction of higher-margin products. Also, the Milk Division's sales and distribution team was able to meet the needs of a consolidating retail and foodservice customer environment by continuing the process of cost reduction through: the continued conversion of company routes to an owner-operated distributor system; changes to our fleet infrastructure, reducing the number of vehicles and increasing the average load capacity per vehicle; improvements to the customer drop size and the creation of a minimum pick size by stock-keeping unit (SKU) at the warehouse level. The division also further automated bottling operations in order to lower unit costs.


WITH
MANGOS
WITH
STRAWBERRIES

Our continuous investments in plant and personnel put us in an excellent position to respond to market opportunities. More specifically, we have increased our investment in marketing and R&D, and integrated these functions so that we can capitalize on market opportunities in a timely manner. We increased investment in the training and development of all staff, from floor workers to senior management.

Perspectives (Canadian Dairy Products Sector)

We are going to complete the rationalization plan initiated in fiscal 2003, which should translate into significant savings, as discussed in the EBITDA section.

We plan to carry on investing in maintaining the quality of our equipment and fixed assets. We will increase our investment in developmental programs for our employees, as they constitute our most valuable asset.

The WTO decision limits export capabilities out of Canada for our **Cheese Division (Canada)**, which adversely affects our ability to develop new cheese product markets from Canada and forces us, as an industry, to better manage any surplus production. We will therefore review our production capacity, production currently being at 30% of available capacity, and strive for maximum efficiency in serving the Canadian market. We are forced to look at new and innovative ways of consolidating our businesses.

We will increase our marketing support for our core brands, *Saputo* and *Armstrong*, in order to expand awareness of our high-quality products within the category. We will also bolster our efforts in the development of functional milk by-products in order to maximize the use of all milk solids received at our plants.

We will continue to play an important role within every aspect of the highly regulated dairy industry – through governmental organizations and associations at both the provincial and federal levels – all for the benefit of a strong Canadian dairy industry and keeping in mind the interests of customers.

In fiscal 2004, our **Milk Division** will be entering another phase of its evolution towards becoming the only truly national dairy company in Canada. We intend to focus on growth in Central Canada, in both the Ontario and Québec markets. We intend to expand our market share in Nova Scotia and to improve overall profitability by more efficient gross margins maintenance and by creating significant cost reductions in the areas of distribution and sales. At the same time that we are organically increasing our fluid-milk volume in Québec and Ontario, we intend to pursue a significant share of the cultured-product segment, which includes products such as yogurt, in certain regions of Canada, primarily through existing retailers' own distribution systems. We believe that the development of new value-added products should sustain the growth and development of new or existing categories of milk products or of dairy beverages. Centralization of certain services of the division should generate some cost reductions and improve the services.

US Dairy Products Sector

Approximately 6% of all natural cheese produced in the United States is provided by our Cheese Division (USA)'s 14 plants and three distribution centres, which are spread out over seven states. We have a dedicated sales force located all across the country. Familiar brands like *Stella, Frigo, Frigo Cheese Heads, Saputo, Treasure Cave, Dragone, Lorraine, Gardenia* and *Lugano*, among others, are marketed in the retail, foodservice and industrial segments. Our 1,798 dedicated employees contribute to distinguishing Saputo from the competition. The Cheese Division (USA) represents 35.7% of the total Company revenue.

The US cheese market accounts for approximately 3.90 billion kg per year, which includes mozzarella, cheddar and specialty cheeses, and with 403 manufacturing facilities in the country, the industry remains quite segmented. Despite this fact, the Cheese Division (USA) plays a leading role. We believe that our unique combination of scale, geographic spread, rich product mix and well-balanced sales segmentation is unmatched in the US industry. We manufacture and market 9.7% of the total mozzarella as well as 7.3% of the specialty cheeses produced in the United States.

Revenues (US Dairy Products Sector)

Cheese Division (USA)
Sales volumes per market segment (%)



28%
Retail
39%
Foodservice
33%
Industrial

Revenues amounted to $1.213 billion, down $70.0 million or 5.4% compared to fiscal 2002. Fiscal 2002 revenues were $1.283 billion. Considering the fact that the average selling price per pound of cheese was US$0.30 lower in fiscal 2003 compared to last year, the US$1.15 average in fiscal 2003 affected our revenues in the United States by approximately $158 million. A stronger Canadian dollar had a negative impact on revenues of approximately $4 million. If we were to compare fiscal 2003 and fiscal 2002 using the same selling price and the same currency exchange rate, revenues in the United States would have been up 7.2%, partially reflecting our volume growth in fiscal 2003.

Total cheese production for the entire US market increased by 4.1% in 2002, while milk production grew by 2.6%. Commercial prices were among the lowest in the last 20 years, and about 21% below the previous fiscal year. At the same time, retail prices for dairy products did not reflect the decline, and consumption was relatively flat nationally. Despite these adverse conditions, the Cheese Division (USA) achieved a 9.5% increase in volume. Approximately 4% of that increase derives from the Whitehall plant acquired at the end of March 2002, the rest of the growth coming from internal efforts. The majority of the product categories in which we manufacture increased in fiscal 2003 compared to last year.

With brand names consumers respect like *Frigo, Stella, Dragone* and *Frigo Cheese Heads*, the most popular string cheese in the United States with a 23.8%[1] market share, the **retail** segment represents 28% of our total volume of sales in the United States. The segment is up 9.4% over fiscal 2002. This segment is dominated by

[1] Information Resources Inc. – March 30, 2003 (52 weeks)

strong brands at the consumer level. Point-of-sale promotion and brand support often help in stimulating sales. In July, to further maximize the penetration and sales of *Frigo Cheese Heads*, production commenced for the *Frigo Cheese Heads* Spongebob Squarepants promotion. About 8 million packages were produced, and September marked our biggest ever back-to-school season. In January we launched our new string variety pack and started production for our Marvel Superhero promotion. Over 100 million of the one-ounce inner cheese packages were produced throughout the promotion period. Several other new products were introduced during fiscal 2003, including *Frigo Parmazest!* grated Italian topping.


Saputo
Frigo
Cheese Heads
12 Pack
100% NATURAL STRING CHEESE
HIGH IN CALCIUM
FREE!
SpongeBob SquarePants
Bendy-Squeezy
KEY CHAIN TOY!

The **foodservice** segment represents 39% of our total sales volume in the United States, and the volume of that segment is up 13.1%. We observe growing opportunities for specialty cheeses, with growth in pizza consumption. More pizzerias are using or adding cheese blends to their meals; specialty cheeses such as blue, gorgonzola, asiago and feta are found on salads, burgers, steaks and sandwiches; and restaurants are offering cheese plates.

At the end of fiscal 2002, we launched a new product called *Saputo Premium*, geared to the independent pizza trade and mom and pop establishments. Our strategy was successful, and we enjoyed significant growth with independent distributors. We increased our business with broad-line distributors as well. We achieved this while developing our business with both our existing customer base and with new customers. We were able to meet the precise needs of large and national customers. We feel that consolidation among customers and within our industry has benefited us and will likely continue to benefit us as the emphasis shifts to quality suppliers with national capabilities, situations on which we can benefit.

The **industrial** segment represents 33% of our total sales volume in the United States and is up 5.4% over fiscal 2002. In this segment we have strengthened existing relationships as well as developed new business. We made significant gains throughout fiscal 2003, most notably in the ricotta category for prepared meals and in provolone for slicing in sandwich shops.

Our ingredient products include both those associated with cheese manufacturing, typically whey derivatives, and a wide variety of others including sweetened condensed milk and eggnog. Volumes and prices varied by product type within the category. The situation on the world market affected the price of by-products, bringing them to historically low levels. We continue to manage this area of the business with a strong focus on value-added products. We furthermore have to remain at the forefront of all new developments in this segment while ensuring our efficiency. The post-year-end investment of approximately $3 million in Gallo Protein 2003, LLC should help us further maximize by-products coming from our cheese operations.


Frigo
PARMAZEST!
GRATED ITALIAN TOPPING

EBITDA (US Dairy Products Sector)

Earnings before interest, income taxes, depreciation, amortization and stock based compensation amounted to $120.5 million, a decrease of $13.5 million from the $134.0 million of fiscal 2002. Market price conditions in fiscal 2003 created a shortfall of approximately $19.0 million in EBITDA compared to fiscal 2002, offsetting the EBITDA generated through increase in sales volume in fiscal 2003. To minimize the impact on EBITDA, in October 2002, the Company partially implemented a minimum pricing formula for its specialty cheeses. This formula reflects the US Government's support price for cheese. We extended that minimum pricing formula to all of our cheeses beginning on April 1, 2003.

During fiscal 2003, the Company's Whitehall, Pennsylvania cheese facility (acquired in March 2002) was successfully integrated into the group. In August 2002, the Denmark, Wisconsin cheese manufacturing plant was closed and production was transferred to the Whitehall facility, contributing to increased efficiencies during fiscal 2003, despite a $0.4 million expense related to the closure of the Denmark facility. Our focus was on consolidating, reducing expenses and improving efficiencies while increasing volume. Unfortunately, major improvements achieved, combined

with volume growth throughout the fiscal 2003, were offset by slim margins resulting from consistently low market prices and depressed by-product values.

The fact that the average selling price per pound of cheese was US$1.15 in fiscal 2003, US$0.30 below last year's average of US$1.45, reduced considerably the base of absorption of fixed costs, as well as producing negative effects on inventory pricing between March 31, 2002 and March 31, 2003. On the other hand, the relation between the average selling price per pound of cheese and the cost of milk was more favourable in fiscal 2003. Overall, these elements created a shortfall of approximately $15 million in our EBITDA. Depressed by-product values caused a shortfall of approximately $4 million in fiscal 2003.

Insurance and energy costs were higher in fiscal 2003, in light of the economic context of the market.

The appreciation of the Canadian dollar in fiscal 2003 had a negative impact of $0.5 million on EBITDA.

Our efforts during fiscal 2003 in terms of logistics centred around the relocation of production along with the realignment of the distribution to improve efficiencies, reduce distribution costs, and better serve our customers. The goal of overhead reduction was achieved at the same time volume was increasing. Highlights include savings from the renegotiation of certain leases and contracts.

We have added further measures to protect our products and customers to the ones already existing to address bio-terrorism concerns.

Perspectives (US Dairy Products Sector)

Since its founding, Saputo's focus has always been to produce the best-quality products at competitive costs, and the same holds true for the Cheese Division (USA). In fiscal 2003, in light of the depressed market situation, a minimum selling pricing formula was established last October for our specialty cheeses, closely linked to the government support price per pound of cheese in the US market, which is established at US$1.13. In April 2003, both the federal and California state governments implemented changes to manufacturing milk price formulas intended to provide additional relief to dairy farmers and California established a minimum milk price. From there we extended, as of April 2003, our minimum selling pricing formula policy to all cheese categories in such a way as to be able to minimize the market pricing impact, and to continue to grow with our customers over the long term.

We observe that consumer tastes are more sophisticated. Consumers are looking for extra convenience, added portability and ready-to-use/eat/serve products. Demand for specialty cheeses such as blue, feta, asiago and gorgonzola is growing and we are well-positioned to grasp these opportunities as we grow our specialty cheese offering.

More new products are planned for fiscal 2004. Different *Frigo Cheese Heads* formats, new exact weight items, different sizes of *Lorraine* loaves, low- and high-end premium mozzarella and upsized pack sizes for club stores are all in various stages of development. New and exciting marketing promotions are also in the works and we intend to capitalize on the recent acquisition of the blue cheese business associated with the *Treasure Cave* brand.

Capital investments made during fiscal 2003 were oriented towards new product development, packaging efficiency, and capacity increases in the rapidly growing California industry. The division is now well-positioned to perform in difficult conditions and to take full advantage when market conditions return to more traditional levels.

We are currently operating at 93% capacity. We are going to continue our strategic organic growth, on which we could easily obtain, if necessary, additional capacity with a minor investment. The division is continuing its active pursuit of strategic acquisitions. After a year in which potential opportunities were reviewed, the extended duration of adverse market conditions appears to be motivating industry players to consider other options. We intend to capitalize on this.

Just as the post-year-end investment in Gallo Protein 2003, LLC will help us further maximize the industrial segment, the post-year-end blue cheese business acquisition will extend our presence in that segment of the retail market.

Grocery Products Sector

The Grocery Products Sector, which consists of the Bakery Division, represents 4.9% of the Company's revenues. The division manufactures and markets a wide range of snack cakes, tarts and cereal bars under several solidly established brand names in Canada, such as *Vachon, Jos Louis, Ah Caramel!, Passion Flakie, Hop & Go!, May West* and *Granny's*. The division has a total of 1,069 employees and one plant. The Bakery Division distributes its products primarily by way of its direct-to-store delivery network consisting of company routes and independent distributors.


HOP & GO!
La collation de Théo

Through its Bakery Division, the Company is positioned in first place among manufacturers of snack cake products in Canada and as one of the leaders in the Québec cereal bars market.

Revenues (Grocery Products Sector)

Revenues for the sector went from $187.4 million at March 31, 2002 to $167.9 million for the fiscal year ended March 31, 2003. That decrease is attributable to the transfer, in July 2001, of our cookie, fine bread and soup manufacturing and marketing activities to Dare Foods. Those activities did not contribute to revenues for fiscal 2003, whereas they did for 15 weeks during fiscal 2002.

Notwithstanding the activities transferred to Dare Foods, revenues were up slightly during fiscal 2003, despite increased competition in all segments where we are present. The snack cake market in which our Bakery Division operates is an increasingly competitive market, one in which our *Vachon* brand holds a dominant position in Canada. Our products and our recognized brand names set us apart. Nationally, our 1.1% sales increase was primarily driven by our targeted merchandizing efforts, more effective penetration of certain distribution networks, the launch of seasonal products, and sampling programs.


HOP & GO!

The Bakery Division counts among other things on the development of innovative niche products to ensure its growth. During fiscal 2003, the relaunch program for the *Hop & Go!* line in the cereal bars segment, aimed at differentiating it from other types of products manufactured by the division, was a key element for growth in Québec.

The integrated promotional program included the relocation of the product within the store with attractive, specially identified display racks. Combined with merchandising activities with customers, in-store promotions, and advertising with Montréal Canadiens goaltender José Théodore – who became our *Vachon* spokesman in 2002 – the program elicited a positive response from retailers and contributed to expanded sales for the *Hop & Go!* line in Québec.

Penetration of the US market began in mid-September 2002 for *Vachon* products, and at the beginning of October 2002 for *Mr. Snacko* individual pack size. We took a step-by-step approach in entering this new market, enabling us to get a better feel for the market. We have already made some adjustments, both in terms of our product offering and the choice of our distributors. The latter must be able to adapt to the short shelf life of our products.

EBITDA (Grocery Products Sector)

EBITDA closed at $33.2 million at March 31, 2003 for an EBITDA margin of 19.8%, compared to $35.4 million and a margin of 18.9% at March 31, 2002. EBITDA remains almost at the same level as in fiscal 2002 if the lower EBITDA margin contribution of 15 weeks of our cookie, fine bread and soup manufacturing and marketing activities is subtracted from that year – activities turned over to Dare Foods in July 2001 in exchange for a 21% interest in that company. From our 21%

equity position in Dare Foods, we received a dividend that is included in our revenues, and we expect the value of our investment to appreciate over time.

During the 2003 fiscal year, we undertook several projects aimed at improving the operational efficiencies of the division. We transferred the manufacturing activities of the plant in Aurora, Ontario to our facility in Sainte-Marie de Beauce, Québec. Transfer of those activities necessitated a period of transition and breaking in that lasted some months. We took advantage of the transfer to increase the profitability of the tart business by completely reconfiguring the product portfolio. That step allows us to maximize our merchandising efforts by concentrating our product offering. Thus, we now offer our tarts in one family-size format and under only one brand name (*Granny's*). Such changes allowed us to rationalize considerably the tarts product line, the number of products dropping from 25 to 9, yet with no loss in the choice of flavours.


Granny's

In addition to the closing of the Aurora plant, various other improvement projects were undertaken. We continued to work on reducing the importance of administrative costs and general expenses. We undertook a reorganization of the sales warehouses in Ontario in order to make distribution activities still more efficient. We also proceeded with an outsourcing of internal transport activities. These steps, combined with other projects, improved profitability by $1.3 million and enabled us to establish a stronger foundation that will benefit us in the future. Understanding that a large portion of our ingredients supply is subject to international price fluctuations, our ingredient and packaging cost increases were limited in 2003 due to existing arrangements with our suppliers.

Perspectives (Grocery Products Sector)

The Canadian growth should come from the Maritimes, Ontario and Western Canada, where we have lower household penetration. In the Québec market, where our presence is well established, we will make sure to maintain our positioning in the snack cake category through marketing initiatives. New product launches will play an integral part in the growth. We will boost our operational efficiency through process improvement, including robotization of certain production lines to help offsetting certain cost increases. Maximizing the use of our overall 30% excess manufacturing capacity remains an everyday priority.

For the 2004 fiscal year, we foresee cost increases in ingredients and packaging, which should be largely offset by cost-reduction initiatives undertaken in fiscal 2003.

We will gradually forge ahead with our development in the US market. Distribution is certainly an important challenge in terms of effective penetration of that market. We will continue with efforts aimed at strengthening our business base and at coming to terms for third parties manufacturing contracts.

Other consolidated results items

Depreciation expense totalled $70.9 million during the fiscal year ended March 31, 2003 compared with $68.1 million for the previous fiscal year. This increase primarily reflects the additional depreciation required on new fixed-asset acquisitions made. The greater part of the increase relates to certain expansions of facilities and new technologies.

Interest expense fell by $10.3 million to finish at $42.3 million for the fiscal year ended March 31, 2003 compared to an interest expense of $52.6 million last year. Accounting for the decrease are the repayment in the course of fiscal 2003 of $133.9 million in long-term debt and bank loans, combined with the lower interest rates on our Canadian debt throughout fiscal 2003, these averaging 4.55% compared to 5.32% last fiscal year.

Income taxes totalled $65.9 million, for an effective tax rate of 27.5% for the fiscal year ended March 31, 2003. For the same period last year, tax expenses were $71.6 million, for an effective tax rate of 30.9%. The decrease in the overall tax rate in fiscal 2003 derives from the fact that a greater proportion of our taxable

earnings were generated in Canada and were subject to tax rates lower than in the United States. In addition, a transfer-pricing agreement was reached in the fourth quarter, resulting in a tax benefit in the amount of $4.1 million determined by the difference in income tax rates applicable to Canadian-US inter-company transactions.

Net earnings for the fiscal year ended March 31, 2003 totalled $173.7 million, up 8.4% over the $160.2 million from the previous fiscal year. This increase reflects the various explanatory elements presented above. These net earnings take into account an amount of $1.3 million to reflect the Company's recording of stock based compensation. Excluding that element, net earnings would have been $175 million, up 9.2% over fiscal 2002.

Net earnings
(in millions of dollars)



2001
2002
2003

Cash and financial resources

Cash generated before changes in non-cash working capital items totalled $250.1 million for the fiscal year ended March 31, 2003, a slight increase over last year, consistent with the increase in net earnings combined with the decrease in future taxes during fiscal 2003 compared to last year. During the 2003 fiscal year, the non-cash operating working capital items used $26.6 million of the treasury, compared to $44.9 million last year, a decrease in use of $18.3 million. The use of funds for non-cash operating working capital items is mainly related to the US Dairy Products Sector decrease in the average price per pound of cheese compared to last year.

Investment activities consisted essentially of additions to fixed assets valued at $70.6 million, of which about 55% was involved in the replacement of fixed assets, the rest earmarked for new technologies and the expansion of certain of our sites as a result of rationalizations. Earlier and current rationalizations allowed for the disposal of sites and equipment for $4.1 million.

Cash flow generated by operations
(in millions of dollars)



2001
2002
2003

As for **financing activities**, strong cash flow performance enabled us to repay $133.9 million in long-term debt and bank loans, leaving an interest bearing debt-to-equity ratio of 0.53 with a total interest bearing debt of $540.0 million and shareholders' equity of $1.017 billion, compared to a ratio of 0.78 at March 31, 2002. During fiscal 2003, the Company paid out $36.7 million ($0.40 per share) in dividends compared to $21.6 million ($0.22 per share) last year.

With a working capital of $269.3 million as at March 31, 2003 compared to $258.9 million last fiscal year, the Company does not foresee any additional working capital requirement. Over the course of fiscal 2003, interest bearing debt went from $699.2 million in fiscal 2002 to $540.0 million as at March 31, 2003, while shareholder's equity went from $900.6 million in fiscal 2002 to $1.017 billion.

Additions to fixed assets
(in millions of dollars)



Replacement
2003
Technology and expansion
2003

The Company is in excellent financial health, with a debt-to-equity ratio well within its objective of keeping that ratio under 1.0. For fiscal 2004, we foresee adding $70 million in fixed-assets acquisitions, with nearly $42 million on replacement of fixed assets, the rest to be devoted to site expansions based on previously announced rationalizations, the addition of new lines of packaging and bottling, and new technologies. Fixed-asset depreciation expense should be approximately $72 million during the 2004 fiscal year. The Company intends to repay $110 million in the course of the 2004 fiscal year to honour its commitments to lending institutions. Note 8 of the consolidated financial statement represents the contractual commitment of the Company related to its long-term debt and Note 16 represents other leasing contractual commitments of the Company. The Company does not have any other off-balance sheet arrangements. Having at its disposal unused bank credit facilities of approximately $210 million and an important cash flow, the Company can easily pursue its growth objectives through acquisitions and, should the need arise, make additional financing arrangements while maintaining its debt-to-equity ratio objectives.

☐ Canadian Dairy Products Sector
☐ US Dairy Products Sector
☐ Grocery Products Sector

Financial instruments, risks and uncertainties

Financial risk exposures

Saputo has financial risk exposure to varying degrees relating to interest rates, commodity pricing and United States currency exchange. While we use interest rate swaps to manage our interest rate exposure, we do not fully hedge against all of these financial risk exposures and there can be no assurance that such financial risk exposures will not affect our profitability. We realize approximately 36% of our sales in the United States and are therefore exposed to currency exchange fluctuations. The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars.

To minimize the effect of interest rate fluctuations on the results of the Company, Saputo has recourse to swap contracts for 49.3% of its long-term debt in Canadian currency. The debt in US currency is at a fixed rate throughout its term. Overall, 85% of the total long-term debt is protected from interest rate variations.

Competition

The food processing industry in North America is highly competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the United States, Saputo competes in the dairy industry on a national basis with several regional and national competitors. Our performance in this industry, both in Canada and the United States, will be dependent on our ability to continue to offer quality products at competitive prices.

Supply of raw material

Saputo purchases raw materials that it processes in the form of finished edible products intended for resale to a broad range of consumers. Thus, variations in the price of foodstuffs can influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the ability of the Company to transfer those increases to its customers, and this in the context of a competitive market.

US and international markets

The price of our main raw material – milk – and the price of our cheese products in the United States and by-products on the international markets are based on market supply and demand forces. The prices are tied to numerous factors such as the health of the economy and supply and demand levels for dairy products in the industry. Variation in prices may affect the Company's results. The impact of such variations on our results will depend on our ability to implement mechanisms to reduce same.

Product liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problem with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Regulatory considerations

The production and distribution of all food products in Canada and the United States are subject to state, federal, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. We believe that we are currently in compliance with all

material governmental laws and regulations and maintain all material permits and licenses in relation to our operations. The impact of any new law or regulation or stricter enforcement or interpretation or changes to any existing law or regulation will depend on our ability to adapt and conform to same. Also, the present Canadian supply managed system imposes milk quotas on dairy processing companies. As a result, growth of substance in Canada can be achieved only through acquisitions.

Tariff protection

Canada's and the United States' dairy producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or international trade agreements will not, at some time in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance, both in Canada and in the United States, will be dependent on our ability to continue to offer quality products at competitive prices.

Environmental issues

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance in all material respects with such environmental laws and regulations except as disclosed in our Annual Information Form dated June 10, 2003 for the year ended March 31, 2003. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Sensibility analysis of interest rate and US currency variation

Long-term debt is on a fixed interest rate basis for 85% of it. For the non-fixed interest portion, a 1% interest rate variation throughout fiscal 2004 would have a variation of approximately $0.350 million on the interest expense. The used portion of the bank credit facility is subject to interest rate fluctuations, not being protected as of March 31, 2003. A 1% variation in interest rate would lead to a variation in net earnings of approximately $0.140 million, based on the $18.8 million in bank indebtedness as of March 31, 2003.

Canadian-US currency variations may affect results. An appreciation of the Canadian dollar compared with the US dollar would result in a negative impact on results. Conversely, the decrease of the Canadian dollar would have a positive impact on results. In fiscal 2003, the average US dollar conversion was based on CND$0.64 for US$1.00. A change of CND$0.01 would have resulted in a variation of approximately $0.4 million in net earnings, $1.7 million in EBITDA and $17.0 million in revenues.

Accounting policies

Changes

Since April 1, 2002, the Company, in its results, has prospectively recorded stock based compensation in conformity with the recommendation of the Canadian Institute of Chartered Accountants (CICA) to use the fair-value method. The effect of that expense on net earnings is $1.3 million or $0.013 per share.

Use of estimates

In preparing financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the 2003 fiscal year. Actual results could differ from these estimates.

The Company regularly revises the estimates and assumptions used on the basis of available information. Overall, the Company is of the opinion that the estimates used would have no material impact on the financial situation of the Company, except for changes to the assumptions and estimates of a long-term sensitive and prospective nature, such as income tax rates, accounting of pension plans and other employee future benefits, and accounting of stock based compensation, which are based on several prospective assumptions.

Pension plans and other benefit plans

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using assumptions bearing on among other things the discount rate, expected returns on plan assets, rates of compensation increase, retirement ages of employees, expected health-care costs and other post-retirement benefits.

Any change in these assumptions entails actuarial gains or losses, which if they exceed 10% of the maximum of the asset or liability of the plans at the start of the 2003 fiscal year, will be amortized over the expected average remaining service life of the group of employees participating in the plans, in conformity with CICA recommendations.

The table below presents a sensitivity analysis of the key economic assumptions used to measure the impact on accrued pension obligation, on other employee future benefits obligation, and on net expenditure. This sensitivity analysis must be used with caution, as its results are hypothetical and variations in each of the key assumptions could turn out not to be linear. That sensitivity analysis should be read in conjunction with Note 15 of the consolidated financial statements. The sensitivity of each key variable has been calculated independently of the others.

Sensitivity analysis
Pension plans and other benefit plans

		Pension plans		Other benefit plans	
		Accrued obligation	Net expenditure	Other obligation	Net expenditure
(in thousands of dollars)					
Anticipated rate of return on asset					
Effect of:	an increase of 1%	N/A	(1,665)	N/A	N/A
	a decrease of 1%	N/A	1,665	N/A	N/A
Discount rate					
Effect of:	an increase of 1%	(15,345)	(373)	(2,464)	(390)
	a decrease of 1%	18,291	1,346	3,072	453
Assumed growth rate of overall health-care cost					
Effect of:	an increase of 1%	N/A	N/A	2,606	349
	a decrease of 1%	N/A	N/A	(2,149)	(308)

Summary of the fourth quarter results ended March 31, 2003

Revenues totalled $807.1 million, compared to $833.6 million for the same period of fiscal 2002, amounting to a decrease of $26.5 million. In the US Dairy Products Sector, appreciation of the Canadian dollar in relation to US currency this last quarter compared to the corresponding period in fiscal 2002 represents roughly $15 million less in revenues. The average selling price per pound of cheese on the US market was down by about 11% during the quarter compared to fiscal 2002, representing about $17 million less in revenues. At December 31, 2002, our US sales volumes were up 11.1% for the nine-month period compared to the fiscal year before. For the final quarter, growth was 4.8%, bringing the increase for fiscal 2003 to 9.5%. The Canadian Dairy Products Sector and Grocery Products Sector enjoyed slight increases amounting to $4.1 million, or 0.8%.

Earnings before interest, income taxes, depreciation and amortization for the fourth quarter amounted to $88.6 million, compared to $92.5 million for the same period of fiscal 2002. The decrease stems essentially from the US Dairy Products Sector, where the average selling price per pound of cheese was lower than in fiscal 2002 and combined with the appreciation of the Canadian dollar. The Canadian Dairy Products Sector and Grocery Products Sector were relatively stable compared to fiscal 2002. The $88.6 million takes into account a positive adjustment of $1.1 million to the cumulative stock based compensation cost, resulting in a decrease of the expenses for the quarter.

Depreciation of fixed assets was consistent with other quarters of the 2003 fiscal year. The effective tax rate was 21.1%, lower than the last fiscal year and reflecting the different jurisdictions in which taxable profits originated, as well as a $4.1 million tax benefit in connection with a transfer pricing agreement reached in the fourth quarter, which takes into account the difference in income tax rates applicable to Canadian-US inter-company transactions. During the quarter ended March 31, 2003, the Company repaid $33.5 million in bank loans and long-term debt, paid out $10.3 million in dividends to its shareholders, and added $23.4 million in fixed assets. For the same period, cash flow generated by operations, before changes in non-cash operating working capital items amounted to $63.8 million. Net earnings stood at $47.8 million.

Quarterly financial information

During the course of fiscal 2003, revenues and earnings before interest, income taxes, depreciation and amortization varied due to three main elements: the improvement of the Canadian Dairy Products Sector through the continued integration process; the average selling price per pound of cheese on the US market, which continued its downward trend in fiscal 2003 and which explains the decline in both consolidated revenues and US Dairy Products Sector revenues and its earnings before interest, income taxes, depreciation and amortization compared to fiscal 2002. The results also reflect the fact that the Company adopted the new CICA accounting recommendations for stock based compensation, which was applied effective April 1, 2002. These recommendations propose the fair-value method to record stock options granted to employees. For the fiscal year ended March 31, 2003, the stock based compensation amounted to $1.5 million before income taxes compared to nil for fiscal 2002.

2003 Quarterly Financial Information
Consolidated Statements of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter (unaudited)	2nd Quarter (unaudited)	3rd Quarter (unaudited)	4th Quarter (unaudited)	Fiscal 2003 (audited)
Statements of earnings data					
Revenues	$ 873,942	$ 861,763	$ 855,342	$ 807,065	$3,398,112
Cost of sales, selling and administrative expenses	785,429	774,155	767,296	718,437	3,045,317
Earnings before interest, income taxes, depreciation and amortization	88,513	87,608	88,046	88,628	352,795
Margin %	*10.1%*	*10.2%*	*10.3%*	*11.0%*	*10.4%*
Depreciation of fixed assets	17,611	17,743	17,796	17,739	70,889
Operating income	70,902	69,865	70,250	70,889	281,906
Interest on long-term debt	11,461	11,159	10,776	10,276	43,672
Other interest	(40)	(836)	(585)	110	(1,351)
Earnings before income taxes	59,481	59,542	60,059	60,503	239,585
Income taxes	18,158	17,433	17,523	12,743	65,857
Net earnings	$ 41,323	$ 42,109	$ 42,536	$ 47,760	$ 173,728
Net margin %	*4.7%*	*4.9%*	*5.0%*	*5.9%*	*5.1%*
Per share					
Net earnings					
Basic	$ 0.40	$ 0.41	$ 0.41	$ 0.46	$ 1.68
Diluted	$ 0.40	$ 0.40	$ 0.41	$ 0.45	$ 1.66

2002 Quarterly Financial Information
Consolidated Statements of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter (unaudited)	2nd Quarter (unaudited)	3rd Quarter (unaudited)	4th Quarter (unaudited)	Fiscal 2002 (audited)
Statements of earnings data					
Revenues	$ 873,056	$ 893,443	$ 857,279	$ 833,634	$3,457,412
Cost of sales, selling and administrative expenses	781,947	802,413	779,517	741,113	3,104,990
Earnings before interest, income taxes, depreciation and amortization	91,109	91,030	77,762	92,521	352,422
Margin %	*10.4%*	*10.2%*	*9.1%*	*11.1%*	*10.2%*
Depreciation of fixed assets	18,257	17,085	16,974	15,771	68,087
Operating income	72,852	73,945	60,788	76,750	284,335
Interest on long-term debt	14,291	13,907	12,842	12,339	53,379
Other interest	(338)	(235)	(92)	(136)	(801)
Earnings before income taxes	58,899	60,273	48,038	64,547	231,757
Income taxes	18,622	18,815	12,943	21,216	71,596
Net earnings	$ 40,277	$ 41,458	$ 35,095	$ 43,331	$ 160,161
Net margin %	*4.6%*	*4.6%*	*4.1%*	*5.2%*	*4.6%*
Per share					
Net earnings					
Basic	$ 0.40	$ 0.40	$ 0.34	$ 0.42	$ 1.56
Diluted	$ 0.39	$ 0.40	$ 0.34	$ 0.41	$ 1.54

Outlook

The Company is well-positioned in each of its divisions through its leadership standing to pursue its efforts at growth. Increase in revenues is an obvious objective, be it organically or by way of acquisitions, but growth through efficiency and innovation, which contributes to increase profitability, remains the Company's top priority. That striving for peak efficiency is an essential element in our success, as it enables us to diminish the impact of negative side-effects that are to a large extent beyond our control.

Over the years the Company has built a sound and solid financial situation for itself, based on a financial strategy that contains a degree of caution – a strategy that allows for a maximum of opportunity for innovation and integration while ensuring minimal disruption of the normal and gradual stages of its development. Even in a difficult market environment, we have that ability to improve and to persevere in the building of our future.

Our divisions have established objectives that are specific to their markets and operations, guided by that overall vision of sustained growth. The Company's financial health is excellent, and it commits to spare no effort in achieving its goals.

Honey, bring home

- Cheese
- Milk
- Snack cakes

Love
XXX



Corporate Management

From left to right:
Lino Saputo, Chairman of the Board and Chief Executive Officer
Lino Saputo, Jr., President and Chief Operating Officer, Cheese Division (USA)
Dino Dello Sbarba, President and Chief Operating Officer, Cheese Division (Canada)
Daniel Boulais, President and Chief Operating Officer, Bakery Division
Pierre Leroux, Executive Vice President, Human Resources and Corporate Affairs
Louis-Philippe Carrière, Executive Vice President, Finance and Administration
Randy Williamson, President and Chief Operating Officer, Milk Division



Matthew-David Koufos-DiLullo, Florence Fernet, Simon Pradella, Joannie T. Faucher

Social Responsibility

Through its activities, Saputo is present in several communities in Canada and the United States. In those regions the Saputo presence means contribution for jobs and the economic life of the area, but it also means supporting many community and athletic activities.

Saputo has chosen to focus its sponsorship in two categories: sports and family activities. These speak to the importance of dairy products in a healthful diet, while enabling us to reach current consumers and to involve ourselves with the consumers of tomorrow.

In the sports category, the Company has an involvement in the recreational and amateur sectors as well as the professional. We take part in the development of soccer in Québec at different levels: as a sponsor of the Fédération québécoise de soccer-football, as well as for the Montreal Impact, a not-for-profit team in the professional soccer A-League playing both in Canada and the United States.

Saputo is also a sponsor of the Québec Foundation for Athletic Excellence, which through scholarships supports outstanding up-and-coming athletes from Québec and the rest of Canada. Through the Foundation, Saputo is the proud sponsor of three amateur athletes representing Canada around the world: Alexander Jeltkov, Audrey Lacroix and Giulio Zardo. Gymnast Alexander Jeltkov represented Canada at the 2002 Commonwealth Games in Manchester, England and won a bronze medal at the high bar. At the same games, Audrey Lacroix came in sixth and seventh place in the 100m and 200m butterfly. Giulio Zardo won a silver medal at the World Bobsleigh Championships in 2003. He, along with his partner, finished first in the World Cup 2002-2003 standings.

Saputo is a sponsor of the Rocketsports Racing team, which competes in the Champ Car series. Races in this series are staged in Canada, the United States, Europe, Australia and Japan. The team car is driven by Alex Tagliani, who hails from the Montréal area.

Operating as it does in the food industry and conscious of the importance of involving itself in the community, Saputo is providing support for a number of food banks in Canada as well as in the United States. The Company also supports other initiatives aimed at assisting children from underprivileged backgrounds, such as the Club des petits déjeuners du Québec.

Lastly, Saputo supports various universities by way of donations aimed at helping fund research programs or through scholarships. We intend concentrating our efforts in those universities where programs in agriculture or programs closely related to the dairy industry are offered.

Management's Statement of Responsibility for Financial Reporting

Management is responsible for the preparation and presentation of the consolidated financial statements and the financial information presented in this annual report. This responsibility includes the selection of accounting policies and practices and making judgments and estimates necessary to prepare the consolidated financial statements in accordance with generally accepted accounting principles.

Management has also prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being produced.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is comprised solely of unrelated directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. It also reviews the annual report, the consolidated financial statements and the external auditors' report. The Audit Commitee recommends the external auditors for appointment by the shareholders. The external auditors have unrestricted access to the Audit Commitee. The consolidated financial statements have been audited by the external auditors, Deloitte & Touche, whose report follows.



Lino Saputo
Chairman of the Board
and Chief Executive Officer



Louis-Philippe Carrière, CA
Executive Vice President,
Finance and Administration, and Secretary

Auditors' Report to the Shareholders of Saputo Inc.

We have audited the consolidated balance sheets of Saputo Inc. as at March 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Deloitte & Touche LLP
Chartered Accountants
Laval, Québec
May 16, 2003

Consolidated Statements of Earnings

Years ended March 31

(in thousands of dollars, except per share amounts)	2003	2002
Revenues	$ 3,398,112	$ 3,457,412
Cost of sales, selling and administrative expenses	3,045,317	3,104,990
Earnings before interest, depreciation and income taxes	352,795	352,422
Depreciation of fixed assets	70,889	68,087
Operating income	281,906	284,335
Interest on long-term debt	43,672	53,379
Other interest (Note 11)	(1,351)	(801)
Earnings before income taxes	239,585	231,757
Income taxes (Note 12)	65,857	71,596
Net earnings	$ 173,728	$ 160,161
Earnings per share (Note 13)		
Net earnings		
Basic	$ 1.68	$ 1.56
Diluted	$ 1.66	$ 1.54

Consolidated Statements of Retained Earnings

Years ended March 31

(in thousands of dollars)	2003	2002
Retained earnings, beginning of year	$ 409,648	$ 271,087
Net earnings	173,728	160,161
Dividends	(36,709)	(21,600)
Retained earnings, end of year	$ 546,667	$ 409,648

Consolidated Balance Sheets

As at March 31

(in thousands of dollars)	2003	2002
ASSETS		
Current assets		
Cash	$ -	$ 4,852
Receivables	239,366	272,895
Inventories	392,852	406,621
Income taxes	24,290	4,288
Future income taxes	12,854	13,781
Prepaid expenses and other assets	18,383	11,078
	687,745	713,515
Portfolio investment (Note 3)	55,991	55,991
Fixed assets (Note 4)	627,841	658,845
Goodwill (Note 5)	550,630	572,375
Other assets (Note 6)	39,618	41,859
Future income taxes	8,861	4,090
	$ 1,970,686	$ 2,046,675
LIABILITIES		
Current liabilities		
Bank overdraft	$ 1,236	$ -
Bank loans (Note 7)	17,592	28,907
Accounts payable and accrued liabilities	245,188	305,752
Income taxes	44,403	17,393
Current portion of long-term debt (Note 8)	110,000	102,555
	418,419	454,607
Long-term debt (Note 8)	411,135	572,570
Employee future benefits	13,937	12,947
Future income taxes	110,691	105,963
	954,182	1,146,087
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	464,331	459,822
Contributed surplus (Note 10)	1,475	-
Retained earnings	546,667	409,648
Foreign currency translation adjustment	4,031	31,118
	1,016,504	900,588
	$ 1,970,686	$ 2,046,675

On behalf of the Board





Lino Saputo, Director

Louis A. Tanguay, Director

Consolidated Statements of Cash Flows

Years ended March 31

(in thousands of dollars)	2003	2002
Cash flows related to the following activities:		
Operating		
Net earnings	$ 173,728	$ 160,161
Items not affecting cash		
Stock based compensation	1,475	–
Depreciation	70,889	68,087
Gain on disposal of fixed assets	(404)	(845)
Future income taxes	4,435	17,132
	250,123	244,535
Changes in non-cash operating working capital items	(26,591)	(44,929)
	223,532	199,606
Investing		
Plant acquisition (Note 14)	–	(16,410)
Additions to fixed assets	(70,591)	(63,180)
Proceeds on disposal of fixed assets	4,060	3,445
Other assets	3,614	(7,889)
	(62,917)	(84,034)
Financing		
Bank loans	(11,315)	18,264
Repayment of long-term debt	(122,565)	(125,050)
Issuance of share capital for a cash consideration	4,509	8,775
Employee future benefits	990	1,373
Dividends	(36,709)	(21,600)
	(165,090)	(118,238)
Decrease in cash	(4,475)	(2,666)
Effect of exchange rate changes	(1,613)	1,224
Cash, beginning of year	4,852	6,294
(Bank overdraft) cash, end of year	$ (1,236)	$ 4,852
Supplemental information		
Interest paid	$ 38,805	$ 51,630
Income taxes paid	$ 43,079	$ 68,795

Years ended March 31

(in thousands of dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles used in Canada and take into account the following significant accounting policies:

Use of estimates

In the course of the preparation of financial statements in conformity with generally accepted accounting principles, management must make estimates such as certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets, and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from these estimates.

Consolidated financial statements

The consolidated financial statements include the accounts of Saputo Inc. and all its subsidiaries (the "Company"). The operating results of acquired businesses, from their respective acquisition dates, are included in the consolidated statements of earnings.

Inventories

Finished goods and goods in process are valued at the lower of average cost and net realizable value. Raw materials are valued at the lower of cost and replacement value, cost being determined under the first-in, first-out method.

Fixed assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives or by using the following methods:

Buildings	15 years to 40 years
Furniture, machinery and equipment	3 years to 15 years
Rolling stock	5 years to 10 years or based on kilometers traveled

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse.

Revenue recognition

The Company recognizes revenue, net of sales incentives, upon shipment of goods when title and risk of loss pass to customers.

Employee future benefits

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using estimates of expected return on plan assets, rates of compensation increase, retirement ages of employees and expected health care costs and other post-retirement benefits.

Goodwill

The Company adopted prospectively the new Canadian Institute of Chartered Accountants (CICA) recommendations on goodwill on April 1, 2001. The new standards do not permit the amortization of goodwill. Goodwill must be tested for impairment annually or more often, when an event occurs or circumstance arises that could indicate a reduction in its fair value.

1. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Foreign currency translation

The balance sheet accounts of the self-sustaining companies operating in the United States were translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts were translated into Canadian dollars using the average monthly exchange rates in effect during the fiscal years. Canadian company debt relating to the financing of the acquisitions of the self-sustaining companies was also converted using the exchange rates at the balance sheet dates. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States. The change in the foreign currency translation account during the year ended March 31, 2003 resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of Canadian companies were translated into Canadian dollars using the exchange rates at the end of the year for current assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

		2003		2002
Foreign currency gain (loss)	$	**383**	$	(36)

2. CHANGE IN ACCOUNTING POLICIES

Stock based compensation

The Company adopted prospectively the new CICA recommendations on stock based compensation and other stock based payments, effective April 1, 2002. These recommendations, propose but do not impose, the use of the fair value based method of accounting to expense stock based compensation awards. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees is credited to share capital.

A compensation cost of $1,475,000 ($1,310,000 after income taxes) for stock options granted during the year was recorded in the statement of earnings for the year ended March 31, 2003.

The effect of this cost on basic and diluted earnings per share was $0.013 for the year ended March 31, 2003.

The fair value of share purchase options awarded during the year was estimated at $8.98 per option, using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate:	5%
Expected life of options:	7 ½ years
Volatility:	20%
Dividend rate:	1.4%

The exercice price of these options is $30.35, which corresponds to the closing quoted value of the shares on the day preceding the date of the grant.

3. PORTFOLIO INVESTMENT

On July 15, 2001, the Company disposed of the cookie, fine bread and soup operations of its grocery products sector in favor of Dare Foods in exchange of a 21% share capital interest in companies of the Dare Foods group.

The investment was recorded at cost which corresponds to the following fair value of the assets as at the date of disposal:

Working capital	$ 5,542
Fixed assets	25,879
Goodwill	24,570
	$ 55,991

A gain on disposal of $845,000 resulted from this transaction.

The Company received a dividend of $2,000,000 from this investment during the year ($1,050,000 in 2002). The amount is included in revenues.

4. FIXED ASSETS

	2003			2002
	Cost	Accumulated depreciation	Net book value	Net book value
Land	$ 33,050	$ -	$ 33,050	$ 34,729
Buildings	237,627	48,158	189,469	206,827
Furniture, machinery and equipment	634,027	233,923	400,104	410,849
Rolling stock	8,785	3,567	5,218	6,440
	$ 913,489	$ 285,648	$ 627,841	$ 658,845

5. GOODWILL

	2003			2002		
	Dairy products sector	Grocery products sector	Total	Dairy products sector	Grocery products sector	Total
Balance, beginning of year	$ 407,862	$ 164,513	$ 572,375	$ 403,563	$ 189,083	$ 592,646
Foreign currency translation adjustment	(21,745)	-	(21,745)	2,963	-	2,963
Decrease due to the disposal of the Company's cookie, fine bread and soup operations (Note 3)	-	-	-	-	(24,570)	(24,570)
Adjustment	-	-	-	1,336	-	1,336
Balance, end of year	$ 386,117	$ 164,513	$ 550,630	$ 407,862	$ 164,513	$ 572,375

6. OTHER ASSETS

	2003	2002
Net accrued pension plan asset	$ 29,553	$ 26,561
Other	10,065	15,298
	$ 39,618	$ 41,859

7. BANK LOANS

The Company has available short-term bank credit facilities providing for bank loans up to a maximum of approximately $228,000,000. These bank loans are available in Canadian or US dollars and bear interest at rates based on lenders' prime rates plus a maximum of 0.6% or LIBOR or bankers acceptance rate plus 0.55% up to a maximum of 1.6%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company.

8. LONG-TERM DEBT

	2003	2002
Term bank loan, available in the form of bank advances or bankers' acceptances, repayable by quarterly variable instalments until December 2004, bearing interest at fluctuating rates based on prime rate plus a maximum of 0.6% and bankers' acceptances rates plus 0.55% up to a maximum of 1.6%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company. As at March 31, 2003, the term bank loan is comprised of advances of $770,000 and bankers' acceptances of $153,100,000 ($275,600,000 in 2002)	$ 153,870	$ 276,370
Senior notes		
7.97%, due in November 2006 (US$30,000,000)	44,034	47,805
8.12%, due in November 2009 (US$170,000,000)	249,526	270,895
8.41%, due in November 2014 (US$50,000,000)	73,390	79,675
Other loans, repayable in annual variable instalments, due in 2008	315	380
	521,135	675,125
Current portion	110,000	102,555
	$ 411,135	$ 572,570

Estimated principal payments required in future years are as follows:

2004	**$ 110,000**
2005	**43,919**
2006	**50**
2007	**44,034**
2008	**216**
2009 and subsequent years	**322,916**
	$ 521,135

9. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	2003	2002
Issued		
103,460,005 common shares (103,184,447 in 2002)	$ 464,331	$ 459,822

9. SHARE CAPITAL (cont'd)

275,558 common shares for an amount of $4,509,000 were issued during the year ended March 31, 2003 pursuant to the share option plan.

733,667 common shares for an amount of $8,775,000 were issued during the year ended March 31, 2002 pursuant to the share option plan.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the date of the grant. In general, the options vest at 20% per year and expire ten years from the date of the grant.

Options issued and outstanding as at the year-ends are as follows:

		2003		2002	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1998	$8.50	185,649	$ 8.50	212,718	$ 8.50
1999	from $16.13 to $18.75	298,347	$ 18.29	365,850	$ 18.28
2000	$19.70	445,299	$ 19.70	529,230	$ 19.70
2001	$13.50	884,116	$ 13.50	1,005,387	$ 13.50
2002	from $19.00 to $23.00	1,060,640	$ 19.12	1,145,782	$ 19.10
2003	$30.35	910,893	$ 30.35	–	$ –
		3,784,944	$ 19.99	3,258,967	$ 16.69
Options exercisable at year-end		1,188,048	$ 13.44	517,050	$ 16.41

Changes in the number of options are as follows:

	2003		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	3,258,967	$ 16.69	3,301,956	$ 14.64
Options granted	934,965	$ 30.35	1,289,058	$ 19.10
Options exercised	(275,558)	$ 16.36	(733,667)	$ 11.96
Options cancelled	(133,430)	$ 19.40	(598,380)	$ 16.34
Balance at end of year	3,784,944	$ 19.99	3,258,967	$ 16.69

1,336,396 options to purchase common shares at a price of $22.50 were also granted as at April 1, 2003.

10. CONTRIBUTED SURPLUS

Contributed surplus resulting from the accounting of stock based compensation	$ 1,475

11. OTHER INTEREST

	2003	2002
Expense	$ 726	$ 894
Income	(2,077)	(1,695)
	$ (1,351)	$ (801)

12. INCOME TAXES

The provision for income taxes is comprised of the following:

	2003	2002
Current income taxes	$ 61,422	$ 54,464
Future income taxes	4,435	17,132
	$ 65,857	$ 71,596

Reconciliation of income taxes, calculated using statutory Canadian income tax rates, to the income tax provision presented in the statement of earnings:

	2003	2002
Income taxes, calculated using statutory Canadian income tax rates	$ 83,200	$ 85,520
Adjustments resulting from the following:		
Manufacturing and processing credit	(7,246)	(10,084)
Non-taxable dividend from the portfolio investment	(791)	(388)
Tax rates of American subsidiaries	612	1,282
Changes in tax laws and rates	(2,728)	(387)
Other	(7,190)	(4,347)
Provision for income taxes	$ 65,857	$ 71,596

The tax effects of temporary differences that give rise to significant portions of the future tax asset and liability are as follows:

	2003	2002
Future income taxes asset		
Accounts payable and accrued liabilities	$ 5,496	$ 9,560
Losses for income tax purposes	4,570	6,579
Other	4,879	2,775
	$ 14,945	$ 18,914
Future income taxes liability		
Fixed assets	$ 92,064	$ 88,018
Net assets of pension plans	4,999	9,209
Other assets	557	1,944
Portfolio investment	6,301	7,835
	$ 103,921	$ 107,006

12. INCOME TAXES (cont'd)

Classified in the financial statements as:		
Current future income taxes asset	$ 12,854	$ 13,781
Long-term future income taxes asset	8,861	4,090
Long-term future income taxes liability	(110,691)	(105,963)
Net future income taxes liability	$ 88,976	$ 88,092

13. EARNINGS PER SHARE

Basic earnings per share have been calculated using the weighted average number of common shares outstanding during each fiscal year: 103,380,203 shares in 2003 and 102,793,390 in 2002.

Diluted earnings per share for the year ended March 31, 2003 have been calculated using 104,454,043 common shares, being the sum of the weighted average number of outstanding shares as at March 31, 2003 (103,380,203 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (1,073,840 shares).

Diluted earnings per share for the year ended March 31, 2002 have been calculated using 103,712,252 common shares, being the sum of the weighted average number of outstanding shares as at March 31, 2002 (102,793,390 shares) and the potentially dilutive shares that could be issued following the exercise of options granted under the Company's share option plan (918,862 shares).

Earnings per share were calculated net of income taxes.

14. PLANT ACQUISITION

The Company acquired during the year ended March 31, 2002 a cheese manufacturing plant situated in the United States for a cash consideration of $16,410,000. The allocation of the purchase price was $14,059,000 for fixed assets and $2,351,000 for working capital.

15. EMPLOYEE PENSION AND BENEFIT PLANS

The Company provides defined benefit and defined contribution pension plans as well as other benefits such as health insurance, life insurance and dental plans to eligible employees and retired employees.

Under the terms of the defined benefit pension plans, pensions are based on years of service and the average salary of the last employment years or the career salary. Contributions are paid by employees and contributions by the Company are based on recommendations from independent actuaries.

The defined contribution pension plans entitle participating employees to an annual contribution giving right to a pension.

Plan assets are principally comprised of shares of Canadian and foreign companies, mutual funds and fixed income investments.

15. EMPLOYEE PENSION AND BENEFIT PLANS (cont'd)

Financial position of the plans

	2003		2002	
	Defined benefit pension plans	**Other benefit plans**	Defined benefit pension plans	Other benefit plans
Changes in fair value of plan assets				
Fair value of plan assets at beginning of year	$ **163,003**	$ **-**	$ 192,470	$ -
Acquisitions during the year	**893**	**-**	854	-
Actual return on plan assets	**(9,709)**	**-**	(5,333)	-
Employer contributions	**698**	**777**	514	809
Employee contributions	**1,129**	**71**	1,509	-
Benefits paid	**(13,684)**	**(848)**	(14,464)	(809)
Divestitures	**-**	**-**	(12,557)	-
Foreign currency (loss) gain	**(185)**	**-**	10	-
Fair value of plan assets at end of year	**142,145**	**-**	163,003	-
Changes in accrued benefits obligation				
Benefit obligation at beginning of year	**154,735**	**19,175**	166,430	18,695
Acquisitions during the year	**893**	**-**	727	-
Current service cost	**4,125**	**799**	4,937	784
Interest	**10,008**	**276**	10,430	1,332
Benefits paid	**(13,684)**	**(848)**	(14,464)	(809)
Actuarial (gain) loss	**(940)**	**1,281**	(1,121)	77
Amendments and divestitures	**-**	**-**	(12,225)	(904)
Foreign currency (gain) loss	**(247)**	**-**	21	-
Benefit obligation at end of year	**154,890**	**20,683**	154,735	19,175
Surplus (deficit)	**(12,745)**	**(20,683)**	8,268	(19,175)
Unamortized actuarial loss	**55,715**	**2,610**	33,138	1,749
Unamortized past service cost	**802**	**(456)**	895	(572)
Foreign currency loss	**(1,146)**	**-**	(1,277)	-
Unamortized transitional obligation	**(13,370)**	**4,592**	(14,526)	5,051
Asset (liability) as at the measurement date	**29,256**	**(13,937)**	26,498	(12,947)
Employer contributions made from the measurement date to the end of the year	**297**	**-**	63	-
Net asset (liability) recognized in the balance sheet	$ **29,553**	$ **(13,937)**	$ 26,561	$ (12,947)

The net accrued benefit asset is included in other assets presented in the balance sheet (Note 6).

15. EMPLOYEE PENSION AND BENEFIT PLANS (cont'd)

	2003		2002	
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Employee benefit plans expense				
Defined benefit plans				
Current service cost	$ 3,025	$ 694	$ 3,428	$ 784
Interest cost	10,058	1,341	10,201	1,205
Expected return on plan assets	(14,010)	-	(14,842)	-
Amortization of transitional obligation	(1,155)	460	(1,230)	467
Amortization of past service cost	89	37	28	(19)
Amortization of actuarial gain	70	(13)	45	(538)
Provision for decrease in value	67	-	-	-
	(1,856)	2,519	(2,370)	1,899
Defined contribution plans	8,531	-	7,191	-
	$ 6,675	$ 2,519	$ 4,821	$ 1,899
Weighted average assumptions				
Discount rate of obligation	6.75%	6.75%	6.75%	7.00%
Expected long-term rate of return on plan assets	7.90%	N/A	8.00%	N/A
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%

For measurement purposes, a 5.5% to 12% annual rate of increase was used for health, life insurance and dental plan costs for the year 2004 and this rate is assumed to decrease gradually to 5.7% in 2009 and remain at that level thereafter.

16. COMMITMENTS AND CONTINGENCIES

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock. The minimum annual lease payments required for the next five years are as follows:

2004	$ 9,814
2005	8,337
2006	6,689
2007	5,175
2008	8,883
	$ 38,898

The Company is defendant to certain claims arising from the normal conduct of its business. The Company believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

The Company from time to time enters into agreements in the normal course of its business, such as a service arrangements and leases, and in connection with business or asset acquisitions or dispositions, which agreements by their nature may provide for indemnifications of counterparties. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration. Given the nature of such indemnifications, the Company is unable to reasonably estimate its maximum potential liability under these agreements.

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value of financial instruments

The fair value of cash, receivables, bank overdraft, bank loans, accounts payable and accrued liabilities corresponds to their carrying value due to their short-term maturity.

The fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $604,385,000 ($697,138,000 in 2002).

b) Credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. The Company does not have any credit risk concentration.

c) Interest rate risk

The short-term bank credit facilities and long-term bank loans bear interest at fluctuating rates.

The Company occasionally enters into interest swap contracts to hedge against exposures to increases in interest rates. As at March 31, 2003, the Company had entered into an interest swap contract at a rate of 5.08% covering $75,937,500 of long-term debt. This contract expires in December 2004. As at March 31, 2003, an amount of $1,089,740 would be necessary to settle this contract.

d) Currency risk

In the normal course of Canadian operations, the Company enters into certain foreign currency transactions. The Company manages its currency risks by occasionally entering into foreign currency contracts. Outstanding foreign currency contracts as at the balance sheet date are not material.

The Company realizes approximately 36% of its sales in the United States and is therefore exposed to currency exchange fluctuations.

The cash flows from US operations constitute a natural hedge against the exchange risk related to debt expressed in US dollars.

e) Price commodities risk

The Company occasionally enters into hedging contracts to hedge against fluctuations on the price of certain commodities. Outstanding contracts are not material as at the balance sheet date.

18. SEGMENTED INFORMATION

The dairy products segment principally includes the production and distribution of cheeses and fluid milk. The activities of this segment are carried out in Canada and the United States.

The grocery products sector consists exclusively since July 15, 2001 of the production and marketing of snack cakes. Prior to that date, the products of this sector were classified in four categories, snack cakes, cookies, fine breads and soups. The production and marketing operations of cookies, fine breads and soups were sold on July 15, 2001 (see Note 3). Total assets of this sector includes the portfolio investment.

These operating segments are managed separately because each segment represents a strategic business unit that offers different products and serves different markets. The Company measures performance based on geographic operating income and segment operating income on a stand alone basis.

The accounting policies of the segments are the same as those described in Note 1 relating to significant accounting policies. The Company does not make any intersegment sales.

18. SEGMENTED INFORMATION (cont'd)

Information on operating segments

	2003			2002		
	Canada	United States	Total	Canada	United States	Total
Revenue						
Dairy products	$ 2,017,383	$ 1,212,810	$ 3,230,193	$ 1,987,486	$ 1,282,555	$ 3,270,041
Grocery products	167,919	–	167,919	187,371	–	187,371
	$ 2,185,302	$ 1,212,810	$ 3,398,112	$ 2,174,857	$ 1,282,555	$ 3,457,412
Earnings before interest. depreciation and income taxes						
Dairy products	$ 200,621	$ 120,484	$ 321,105	$ 183,054	$ 133,996	$ 317,050
Grocery products	33,165	–	33,165	35,372	–	35,372
Stock based compensation	(1,060)	(415)	(1,475)	–	–	–
	$ 232,726	$ 120,069	$ 352,795	$ 218,426	$ 133,996	$ 352,422
Depreciation of fixed assets						
Dairy products	$ 29,697	$ 35,704	$ 65,401	$ 27,970	$ 33,607	$ 61,577
Grocery products	5,488	–	5,488	6,510	–	6,510
	$ 35,185	$ 35,704	$ 70,889	$ 34,480	$ 33,607	$ 68,087
Operating income						
Dairy products	$ 170,924	$ 84,780	$ 255,704	$ 155,084	$ 100,389	$ 255,473
Grocery products	27,677	–	27,677	28,862	–	28,862
Stock based compensation	(1,060)	(415)	(1,475)	–	–	–
	$ 197,541	$ 84,365	281,906	$ 183,946	$ 100,389	284,335
Interest			42,321			52,578
Earnings before income taxes			239,585			231,757
Income taxes			65,857			71,596
Net earnings			$ 173,728			$ 160,161

18. SEGMENTED INFORMATION (cont'd)

	2003			2002		
	Canada	**United States**	**Total**	Canada	United States	Total
Total assets						
Dairy products	**$ 861,176**	**$ 824,759**	**$ 1,685,935**	$ 821,888	$ 936,334	$ 1,758,222
Grocery products	**284,751**	**-**	**284,751**	288,453	-	288,453
	$ 1,145,927	**$ 824,759**	**$ 1,970,686**	$ 1,110,341	$ 936,334	$ 2,046,675
Net book value of fixed assets						
Dairy products	**$ 276,036**	**$ 312,164**	**$ 588,200**	$ 264,482	$ 353,572	$ 618,054
Grocery products	**39,641**	**-**	**39,641**	40,791	-	40,791
	$ 315,677	**$ 312,164**	**$ 627,841**	$ 305,273	$ 353,572	$ 658,845
Additions to fixed assets						
Dairy products	**$ 42,694**	**$ 22,080**	**$ 64,774**	$ 35,348	$ 25,364	$ 60,712
Grocery products	**5,817**	**-**	**5,817**	2,468	-	2,468
	$ 48,511	**$ 22,080**	**$ 70,591**	$ 37,816	$ 25,364	$ 63,180
Goodwill, unamortized portion						
Dairy products	**$ 132,698**	**$ 253,419**	**$ 386,117**	$ 134,552	$ 273,310	$ 407,862
Grocery products	**164,513**	**-**	**164,513**	164,513	-	164,513
	$ 297,211	**$ 253,419**	**$ 550,630**	$ 299,065	$ 273,310	$ 572,375

19. COMPARATIVE AMOUNTS

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

Shareholder Information

Head Office

Saputo Inc.
6869 Métropolitain Blvd. East
Saint-Léonard, Québec Canada H1P 1X8
Telephone: 514.328.6662 ◦ Fax: 514.328.3364
www.saputo.com

General Annual Meeting of Shareholders

Wednesday August 6, 2003 at 11:00 AM
Laval Room, Hotel Sheraton Laval
2440 Autoroute des Laurentides
Laval, Québec Canada H7T 1X5

Investor Relations

Corporate Communications
Telephone: 514.328.3381 ◦ Fax: 514.328.3364
Email: saputo@saputo.com

Stock Exchange

Toronto
Symbol: SAP

Transfer Agent

National Bank Trust
1100 University Street, Suite 900
Montréal, Québec Canada H3B 2G7
Telephone: 514.871.7171 or 1.800.341.1419
Fax: 514.871.7442

External Auditors

Deloitte & Touche, Laval, Québec

Dividend Policy

Saputo Inc. declares quarterly cash dividends on common shares in an amount of $0.10 per share, representing a yearly dividend of $0.40 per share. The balance of corporate earnings is reinvested to finance the growth of the Company's business.

The Board of Directors may review the Company's dividend policy from time to time based on financial position, operating results, capital requirements and such other factors as are deemed relevant by the Board at its sole discretion.

Un exemplaire français vous sera expédié sur demande adressée aux :
Communications corporatives, Saputo Inc.
6869, boul. Métropolitain Est,
Saint-Léonard (Québec) Canada H1P 1X8

GRAPHIC DESIGN ◦ SOLO COMMUNICATIONS (MONTRÉAL)
Printed in Canada


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Board of Directors



André Bérard
Chairman of the Board
National Bank of Canada



Caterina Monticciolo, CA
President
Julvest Capital Inc.



Claude Blanchet
Corporate Director



Lino Saputo
Chairman of the Board
and Chief Executive Officer
Saputo Inc.



Pierre Bourgie
President and
Chief Executive Officer
Société Financière Bourgie Inc.



Lino Saputo, Jr.
President and
Chief Operating Officer,
Cheese Division (USA)
Saputo Inc.



Frank A. Dottori
President and
Chief Executive Officer
Tembec Inc.



Patricia Saputo, CA, FP
President
Pasa Holdings Inc.



Jean Gaulin
Corporate Director



Louis A. Tanguay
Corporate Director



www.saputo.com

Saputo

SAPUTO INC.

ANNUAL INFORMATION FORM

June 10, 2003



TABLE OF CONTENTS

ITEM 1 - THE COMPANY 1

1.1 INCORPORATION 1
1.2 CORPORATE STRUCTURE 1

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS 2

2.1 OVERVIEW 2
2.2 HISTORY (INCLUDING ACQUISITIONS AND DISPOSITIONS) 3

ITEM 3 - INDUSTRY OVERVIEW 5

3.1 DAIRY PRODUCTS INDUSTRY 5
3.1.1 The Canadian Dairy Industry 5
3.1.2 The United States Dairy Industry 7
3.1.3 Future Trends 9
3.2 GROCERY PRODUCTS INDUSTRY 9

ITEM 4 - DESCRIPTION OF THE BUSINESS 10

4.1 DAIRY PRODUCTS SECTOR 12
4.1.1 Products 12
4.1.2 Production 13
4.1.3 Markets 15
4.1.4 Distribution 17
4.1.5 Competition 17
4.1.6 Employee Relations 18
4.2 GROCERY PRODUCTS SECTOR 18
4.2.1 Products 18
4.2.2 Production 18
4.2.3 Markets and distribution 18
4.2.4 Competition 19
4.2.5 Employee Relations 19
4.3 TRADEMARKS 19

ITEM 5 - SELECTED CONSOLIDATED FINANCIAL INFORMATION 20

ITEM 6 - DIVIDEND POLICY 21

ITEM 7 - MANAGEMENT'S ANALYSIS 21

ITEM 8 - MARKET FOR SECURITIES 21

ITEM 9 - DIRECTORS AND OFFICERS 21

9.1 DIRECTORS 21
9.2 EXECUTIVE OFFICERS 23

ITEM 10 – ADDITIONAL INFORMATION 24

ITEM 1 - THE COMPANY

1.1 Incorporation

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992, which was amended on August 25, 1997 in order to change the provisions attached to its authorized share capital. On August 2, 2000, the Certificate was further amended to enable the directors to appoint additional directors between shareholders' meetings. The head office and principal place of business of the Company is located at 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, Canada, H1P 1X8.

In this Annual Information Form, unless the context otherwise requires or indicates, the terms "Saputo" and the "Company" mean Saputo Inc. itself or together with its subsidiaries, or any one or more of them.

On November 23, 2001, Saputo declared a 100% stock dividend on the Common Shares which had the same effect as a two-for-one split (the **"Stock Split"**) and doubled the number of Common Shares outstanding. All references to numbers of Common Shares and prices of Common Shares made herein have been adjusted to reflect the Stock Split.

In this Annual Information Form, all references to "$" or "CDN $" are to Canadian dollars and all references to "US $" are to United States dollars.

1.2 Corporate Structure

The following organizational chart illustrates the corporate structure of Saputo and its significant subsidiaries, and their respective jurisdictions of incorporation.


Saputo Inc.
(Canada)
100%
100%
100%
100%
Saputo Foods Limited[1]
(Canada)
Saputo Cheese Limited[2]
(Canada)
Saputo Bakery Inc.[3]
(Canada)
Dairyland Fluid
Division Ltd[4]
(Canada)
41%
59%
100%
Saputo Cheese
USA Inc.[5]
(Delaware, USA)
Baxter Foods Limited[6]
(New Brunswick)

(1) Production, sale and distribution of dairy products, mainly cheese, and other food products in Canadian provinces other than Québec. Saputo Foods Limited results from the amalgamation on April 1, 2003 of (old) Saputo Foods Limited and Armstrong Cheese Company Ltd. (its parent company).

(2) Production, sale and distribution of dairy products, mainly cheese, and other food products in the Province of Québec.

(3) Production, sale and distribution of bakery items almost exclusively in Canada.

(4) Production, sale and distribution of a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt and soft serve dairy mixes as well as juices and other beverages, and distribution of a variety of other dairy and related products in Western Canada and Ontario. Quebec fluid milk operations are conducted through Crémerie des Trois Rivières S.E.C.

(5) Production and sale of dairy products, mainly cheese, in the United States.

(6) Production, sale and distribution of dairy products including fluid milk, sour cream and juices and other beverages in the Maritime Provinces.

ITEM 2 - GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Overview

The Company operates its business through two sectors, the Dairy Products sector composed of the Cheese division and the Milk division, and the Grocery Products sector composed of the Bakery division. The Dairy Products sector and the Grocery Products sector represent respectively 95.1% and 4.9% of the Company's total sales.

The Company's total consolidated sales are made as to 64.3% in Canada[1] and as to 35.7% in the United States. Through its two sectors, the Company operates 47 manufacturing facilities and employs almost 7,000 employees.

Dairy Products Sector – Cheese division

Through its Cheese division, Saputo produces and markets mozzarella, cheddar, as well as other specialty and fine cheeses, butter, and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. In Canada, Saputo also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. In fiscal 2003, the Cheese division represented 69.2% of the Company's total sales and 72.8% of the Dairy Products sector's sales. Of the Company's total sales for the Cheese division in fiscal 2003, approximately 48.4% were made in Canada[1] and 51.6% were made in the United States. Through its Cheese division, the Company operates 18 manufacturing facilities in Canada and 14 in the United States. On May 1, 2003, the Company had 3,985 employees working in the Cheese division.

Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian natural cheese production, and also ranks as one of the leading natural cheese producers in the United States with approximately 6% of natural cheese production. In its Cheese division, Saputo services, through independent non-exclusive distributors and sales agents as well as through its own distribution network, three market segments: retail, foodservice and industrial. During fiscal 2003, the retail segment accounted for 39.2% of the Cheese division's sales, the foodservice segment for 36.1%, and the industrial segment for 24.7%.

Dairy Products Sector – Milk division

The Company also produces, markets and distributes mainly fluid milk but also a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Milk division represented 25.9% of the Company's total sales in fiscal 2003. 78.7% of the products in this division are sold to the retail segment through Saputo's direct-store delivery (**"DSD"**) distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network, and 21.3% of the products are sold to the foodservice segment. Through this division, the Company operates 14 manufacturing facilities, all of which are located in Canada. On May 1, 2003, the Company had 1,925 employees working in the Milk division.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. In this sector, the Company operates one manufacturing facility in the Province of Québec and employed, as of May 1, 2003, 1,069 employees.

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1 Including international sales made from Canada.

2.2 History (including Acquisitions and Dispositions)

Mr. Emanuele (Lino) Saputo, Chairman of the Board and Chief Executive Officer of Saputo, founded the Company with his parents in 1954, producing quality cheeses for the Italian community of Montréal. In the late 1950's, the Company's first major production facility was constructed in the Montréal Saint-Michel district. In the 1960's, Saputo grew significantly as demand for its products increased both in Montréal and in new markets, such as other regions of Québec, Ontario and the Maritimes.

In the 1970's, Saputo acquired several production operations and developed its national distribution network, positioning itself in Canada as a leading producer of mozzarella, serving primarily the foodservice market segment. In 1981, the Company built a cheese plant in Mont-Laurier, Québec and acquired a cheese plant in Cookstown, Ontario. In 1984, Saputo acquired a plant in Saint-Hyacinthe, Québec which processes liquid whey, a by-product of its cheese production operations, into value-added products such as lactose and whey protein.

Since 1984, Saputo has continued its growth in Canada by acquiring small to medium-sized cheese manufacturers and food distributors located in various parts of Canada. In 1988, the Company entered the United States market by acquiring a cheese manufacturing plant located in Richmond, Vermont and the Jefferson cheese plant now located in Hancock, Maryland.

In 1996, Saputo acquired Fromages Caron Inc., a distributor of fine imported cheeses. On July 31, 1997, Saputo acquired Crémerie des Trois-Rivières, Limitée thereby entering the fluid milk and frozen novelties markets.

On October 15, 1997, the Company completed its initial public offering of 18,941,000[2] Common Shares at $8.50[2] per share (the "**Initial Public Offering**"). In December of the same year, Saputo issued 18,000,000[2] special warrants at $12.50[2] per warrant in order to finance, in part, the Stella Acquisition (as defined below).

On December 5, 1997, Saputo expanded its presence in the United States by acquiring Stella Holdings, Inc., a manufacturer of mozzarella and specialty cheeses (which, together with its then wholly-owned subsidiaries, are hereinafter collectively referred to as "**Stella**") from Specialty Foods Corporation for a total consideration of approximately CDN $580 million (US $408 million) paid in cash (the "**Stella Acquisition**"). During its fiscal year ended December 31, 1996, Stella had revenues of approximately $1 billion. With the Stella Acquisition, the Company tripled its revenues and established itself as one of the leading natural cheese producers in the United States.

On May 1, 1998, Saputo acquired from Avonmore Waterford Group plc. all of the outstanding shares of Avonmore Cheese Inc. and Waterford Food Products, Inc., both located in the United States, mainly in Wisconsin (the "**AW Acquisition**") for CDN $54.1 million (US $37.8 million). These companies produced mozzarella and specialty cheeses, sweetened condensed milk, and value-added by-products such as whey protein concentrates, ingredient blends and cream. Of the six plants acquired, two were whey processing facilities.

On August 31, 1998, the Company acquired all of the outstanding shares of Riverside Cheese and Butter Inc., a specialty cheese manufacturer located in Trenton, Ontario. Saputo also acquired, on September 16, 1998, substantially all of the assets and assumed certain liabilities of Bari Cheese Ltd., a mozzarella and specialty cheese manufacturer based in Vancouver, British Columbia. The aggregate purchase price of $11.4 million was paid through the private placement of 53,500[2] Common Shares of Saputo at a price of $20.00[2] per share, with the balance paid in cash.

On September 15, 1999, the Company acquired all of the outstanding shares of Culinar Inc., now known as Saputo Bakery Group Inc. ("**Saputo Bakery**"), from SGF Soquia Inc. and various minority shareholders for a price of $283.5 million (the "**Culinar Acquisition**"). This transaction was paid in cash and through the issuance of

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2 This information has been restated to reflect the Stock Split.

5,006,000[3] Common Shares of Saputo at a price of $19.98[3] per share. Culinar produced, marketed and distributed snack cakes, cookies, fine breads and soups and had sales of approximately $270 million. With this acquisition, Saputo became the largest manufacturer of snack cakes and fine breads as well as one of the most important cookie manufacturers in Canada.

On November 12, 1999, Saputo completed the private placement of US $250 million Senior Notes to institutional investors in the United States. The term of the Notes ranges from seven to fifteen years with an average interest rate of 8.16%. The proceeds of the private placement were used to refinance part of the Company's existing credit facilities.

On February 28, 2000, the Company acquired all of the outstanding shares of Groupe Cayer-JCB Inc., a manufacturer of fine cheeses based in the Province of Québec, for a price of $13.7 million paid in cash and $6.7 million of indebtedness (the "**Cayer Acquisition**"). Cayer had sales of approximately $55 million.

On February 5, 2001, Saputo completed the acquisition of the fluid milk and cheese operations of Agrifoods International Co-operative Limited ("**Agrifoods**"), one of the largest dairy processors in Canada, through the purchase of all of the outstanding shares of some of Agrifoods' operating subsidiaries including Dairyland Fluid Division Ltd, Armstrong Cheese Company Ltd and Baxter Foods Limited for the price of $407.3 million paid in cash (the "**Dairyworld Acquisition**"). The acquired businesses generated net sales of approximately $1.4 billion and earnings before interest, tax, depreciation and amortization ("**EBITDA**") of $61.4 million per annum.

On July 15, 2001, Saputo concluded a partnership agreement pursuant to which Dare Foods Limited ("**Dare**") acquired the cookies, fine breads and soup operations of Saputo's Grocery Products sector which represented annual revenues of approximately $83 million. In consideration thereof, Saputo obtained a 21% equity interest in the Dare group (the "**Dare Transaction**"). As a result of this transaction, Dare became the second largest cookie producer in Canada.

On November 23, 2001, Saputo completed its Stock Split and doubled the number of Common Shares outstanding. See "The Company – Incorporation".

On June 28, 2002, the Company completed a secondary offering pursuant to which companies controlled by Mr. Emanuele (Lino) Saputo [4] or by his brothers and sisters and their families sold 7,635,000 Common Shares to the public, at a price of $32.75 per share.

On May 1, 2003, the Company entered into an agreement with Western Marketing & Sales, LLC, to form Gallo Protein 2003, LLC, in which Saputo holds a 51% equity interest. Gallo Protein 2003, LLC, based in Atwater, California, manufactures and markets whey protein isolates and related products from the whey protein concentrate supplied by Saputo's Tulare and South Gate cheese manufacturing plants, as well as from the whey of other cheese operations. The Company's investment related to this agreement amounts to approximately US$2 million.

On May 23, 2003, the Company acquired the business relating to the *Treasure Cave* and *Nauvoo* blue cheese brands and certain blue cheese-related assets from ConAgra Foods Inc. Annual revenues generated by the purchased business represent approximately US$20 million and the purchase price was US$20 million paid in cash. This acquisition positions the Company as the leader in the blue cheese category on the US retail market segment.

3 Idem, note 2.
4 See « Directors and Officers – Directors » for more details on the Common Shares beneficially owned or over which control or direction is exercised by Mr. Emanuele (Lino) Saputo.

ITEM 3 - INDUSTRY OVERVIEW

3.1 Dairy Products Industry

3.1.1 The Canadian Dairy Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The dairy industry is further governed by a series of federal and provincial regulations specific to the production, processing and distribution of milk and milk-related products. All applicable statutes, whether provincial or federal, permit plant inspections, product testing and other regulatory scrutiny.

In Canada, all milk processing plants are subjected to regular inspections by federal authorities and are required to be registered under the *Canada Agricultural Products Act*. Provincial legislation also demands that milk processing plants be licensed, compelling them to comply with all provincial inspections and regulations.

Milk Supply

The Canadian dairy industry operates within a highly regulated environment. The Canadian Dairy Commission ("**CDC**"), a crown corporation, has been mandated by the federal government to implement Canada's national dairy policy which is predicated on shared jurisdictional powers between the federal and provincial governments. Fluid milk is regulated provincially, while industrial milk is regulated federally. "Fluid milk" refers to table milk or cream intended for consumption in fluid forms, whereas "industrial milk" is used for the manufacturing of all other dairy products, such as cheese, butter, ice cream and yogurt. According to CDC information, the fluid milk sector represents approximately 39% of raw milk delivered in Canada while the industrial milk sector represents approximately 61% of such deliveries.

The Canadian dairy industry operates within a supply management system. The key goal of supply management is to ensure a fair return for dairy farmers while maintaining the production of sufficient volumes of industrial milk to satisfy the domestic Canadian consumer demand for dairy products as well as certain planned exports. This is essentially achieved by setting the support price that the dairy processors can receive for butter and skimmed milk powder sold to the CDC to clear market surpluses and by controlling the supply of industrial milk.

Dairy farmers also received a direct federal subsidy which was phased out over the course of the five years ended in February 2002. The subsidy loss was fully recovered by dairy farmers through higher industrial milk prices over the phase-out period.

Every dairy year (which runs from August 1 to July 31), the CDC calculates the national industrial milk production quantum based on anticipated domestic demand and certain planned exports. This quantum is then allocated according to the terms of the National Milk Marketing Plan, a federal/provincial agreement. This agreement stipulates, among other things, that Québec's and Ontario's shares of the national industrial milk production quantum (the "**Market Sharing Quota**") are approximately 46.6% and 31.5% respectively.

Once the industrial milk quantum is determined and allocated among the provinces, provincial marketing boards govern the production, pricing and marketing of milk within their own borders. Each provincial marketing board allocates the milk to dairy processors. Industrial milk is allocated according to a cascading system that classifies industrial milk into various classes of products to be manufactured. Priority of supply is given to the higher milk classes, which command a higher milk price.

Although there may be some provincial variations, quantities of milk in each class, other than fluid milk, are generally restricted in their growth. As a result, operating in a supply managed system means that a dairy processor of industrial milk can only achieve significant growth through acquisitions. Any attempt to grow

internally is stymied by the plant quota which limits a dairy processor of industrial milk to a specific guaranteed volume. Conversely, since the Market Sharing Quota is based on historical and anticipated demand for dairy products, Management believes that the risk of a processor losing a significant part of its available milk volume is very low.

International Trade (Canada)

Imports. The Department of Foreign Affairs and International Trade administers Canada's cheese import quotas. These quotas are divided into European Union and non-European Union sources. This results from Canada's obligation to the European Union to import from it 66.0% of the approximately 20.4 million kilograms of cheese that Canada is committed to import annually under the World Trade Organization ("WTO") Agreement on Agriculture. Imports within this minimum access commitment of 20.4 million kilograms of cheese are subject to low rates of duty while imports over this commitment are subject to significantly higher tariffs. Over-access tariffs for cheese currently stand at 245.5% of invoiced value.

Exports. In 1997, the United States and New Zealand challenged the legality of Canada's dairy supply management system under the terms of the 1994 GATT Uruguay Round Agreement alleging that Canada's dairy exports benefit from subsidies. After numerous decisions rendered by different WTO's panels and various appeals, on December 20, 2002, the WTO Appelate Body rendered a final decision, finding that Canada's export milk practices constituted export subsidies. This final decision of the WTO Appelate Body was adopted on January 17, 2003 by the WTO Dispute Settlement Body. On May 9, 2003, Canada, the United States and New Zealand reached a settlement under which Canada agreed to eliminate subsidies provided under its Commercial Export Milk program, to halt exports of any subsidized milk or cream to the United States and New Zealand and to make sure that subsidized exports of certain dairy products would remain within its WTO commitments.

In order to comply with the final decision of the WTO, Canada is forced to export any quantity of milk products over its WTO commitments at the same prices as Canada's national milk prices which makes exports of dairy products from Canada non-competitive. The export of by-products like lactose and whey is not affected by the WTO decision. In Canada, industrial milk available for export generally represents approximately 7.4% of the total production of industrial milk.

Considering that the exports of cheese represent less than 1% of the Company's revenues, the final decision approved by the WTO Dispute Settlement Body on January 17, 2003 had a negligible impact on the affairs of the Company.

Canadian Market

The dairy processing industry makes a major contribution to the Canadian economy with shipments valued at $9.8 billion in 2002. Second only to meat processing, the dairy processing sector accounted for approximately 13,7% of the estimated value of all food and beverage processing sales during the same year. Significant rationalization is occurring in the processing sector as processors strive to achieve the greater efficiencies and economies of scale required to remain competitive in increasingly global markets.

In 2001-2002, there were 18,673 dairy farms in Canada. This represents a decrease of 696 farms from the previous dairy year. Approximately 81% of Canada's dairy farms are located in the Provinces of Québec and Ontario. The Western provinces and the Maritime provinces account for 14% and 5%, respectively.

The following table indicates the production volumes of selected dairy products manufactured in Canada in 2002.

Canadian Production Volumes of Selected Dairy Products in 2002 [1]
(in thousands)

Cheddar	116,756 kg	Yogurt	175,951 kg
Specialty cheeses [2]	208,355 kg	Milk powder	81,983 kg
Cottage cheese	23,078 kg	Concentrated milk	77,806 kg
Butter	72,293 kg	Fluid milk	2,658,188 litres
Ice cream and other ice cream products	547,182 litres	Cream	225,833 litres

(1) Source: Canadian Dairy Commission.
(2) Includes mozzarella (118,508 kg).

3.1.2 The United States Dairy Industry

Regulatory Environment

In the United States, the production of all food products is subject to extensive federal, state and local government regulations regarding the advertising, quality, packaging, labelling and safety.

All food plants are subject to regulation and inspection by the United States Food and Drug Administration ("**FDA**") and by the United States Department of Agriculture ("**USDA**"). Individual states may also enforce more stringent regulations regarding the manufacturing of food products. State and local government agencies work with the federal government to ensure the safety of food produced within their jurisdictions. Violations of federal, state and local regulations may result in seizure and condemnation of products, cease and desist orders, injunctions and monetary penalties. State and local government agencies also enforce environmental compliance.

Milk Supply

In the United States, there are two grades of milk: Grade A and Grade B. Grade A milk is produced under specific sanitary requirements and dairy producers must hold a Grade A shipping permit. Grade A milk accounts for 98% of the United States milk supply and is used for fluid as well as manufacturing purposes. Grade B milk represents 2% of the United States milk production and is used exclusively to manufacture butter, cheese and skim milk powder.

The following table presents the utilization of the United States milk production in 2002:

Utilization of United States Milk Production in 2002 (1)

Utilized as fluid milk and cream	32.5 %
Manufactured into cheese	37.9 %
Manufactured into creamery butter	14.4 %
Manufactured into frozen dairy products	8.5 %
Manufactured into evaporated and condensed milk	1.1 %
Used on farms where produced	0.7 %
Other uses	4.9 %

(1) Source: USDA, Dairy Products 2002 Annual Report, published April 2003.

In most cases, milk marketed within the United States is priced according to its use. Milk prices are set monthly based on product price formulas. Price data used in the formulas is collected through surveys conducted by the USDA's National Agriculture Statistics Service. In addition, in April 2003, California established a minimum milk price. Milk used in fluid products is placed in Class I, the highest priced class. Milk used to produce ice cream, yogurt, cottage cheese, sour cream, ricotta cheese and other soft products is Class II. Milk used to manufacture cheese and cream cheese is Class III, and milk used to produce butter and milk powders is Class IV.

Wholesale pricing for the bulk of the United States cheese production is established by daily cash cheddar cheese trading on the Chicago Mercantile Exchange (CME). The last trade of the day establishes the market price for the day. If no trades occur, the market price is determined based on the bid and offer prices. Processors typically charge a premium over the CME price.

A dairy processing plant is not limited in terms of the quantity of milk it can receive and is free to negotiate its milk supply with whomever it chooses. Independent processors usually negotiate with local cooperatives or may procure milk directly from individual farms. Processors are charged a price which reflects the current month's USDA class price plus a negotiated handling charge.

United States dairy programs influence the production and marketing of milk and milk products through the operation of the Commodity Credit Corporation (**"CCC"**), a federal agency. CCC buys butter, non-fat dry milk and cheese at the following support prices:

- Butter @ US $1.0500 per pound;
- Cheddar cheese 40 pound blocks @ US $1.1314 per pound;
- Non-fat dry milk powder @ US $0.8000 per pound.

Such products are sold or used either domestically or internationally in specific government programs. However, the CCC does not directly support dairy farmers, nor does it establish a target return for farmers.

International Trade (United States)

Imports. Another key component of the United States dairy program is import restrictions. Most United States cheese import quotas are country and product specific. Under the terms of the WTO Agreement on Agriculture, the United States agreed to import, at a lower tariff rate, approximately 135,587 metric tons of cheese in 2002. Tariffs for cheese in excess of the quota are prohibitive.

Entry for dairy products made with sheep, goat and buffalo milk do not require a license nor are they subject to a United States duty. The same is true for a few other products including brie cheese.

Exports. The United States is not a significant exporter of dairy products. Its export activity accounted for US $919.2 million in 2002 and US $1.066 billion in 2001.

Most export activity is conducted through the Dairy Export Incentive Program which allocates subsidized export volumes to specific countries thereby enabling exporters to bid for export assistance for dairy products destined to these countries.

United States Market

The USDA states that there were 403 cheese manufacturing plants in the United States in 2002, which produced 3.9 billion kilograms (kg) of cheese. Cheddar accounted for 33% of this amount, or 1.3 billion kg, while Italian cheeses totalled 1.6 billion kg, or 40.8 %. Mozzarella alone added up to 1.3 billion kg, representing 80.2% of Italian cheeses and 32.7% of all cheeses produced in 2002.

3.1.3 Future Trends

The consolidation trend which began several years ago in both the American and Canadian dairy industries is, in the Company's opinion, set to continue. This evolving competitive environment will necessarily force regional processors to either adapt, sell or merge with other industry participants. Well-capitalized industry consolidators should take advantage of this consolidation trend to make strategic acquisitions.

Representatives of the various governments have initiated discussions through the Doha Round of WTO that should lead to new tariff and subsidy reductions in agricultural products during the coming years. The Doha Round is expected to be completed between 2005 and 2008, depending on the date on which the Committee's working paper is finalized and approved.

As discussed above, the WTO's decision found Canada's commercial milk exports to be subsidized and therefore obliged Canada to conform its practices with its WTO obligations. On May 9, 2003, Canada, the United States and New Zealand reached a settlement under which Canada agreed to eliminate subsidies provided under its Commercial Export Milk program, to halt exports of any subsidized milk or cream to the United States and New Zealand and to make sure that subsidized exports of certain dairy products would remain within its WTO commitments.

As long as Canada's supply management system remains in place, no significant growth can be achieved by Canadian dairy processors other than through acquisitions or unless there is a significant increase in per capita consumption of dairy products. Over the coming years, the dairy industry will need to focus on creating innovative dairy products that match the changing nutritional needs of consumers.

In the United States, plant quotas are non-existent. Accordingly, dairy processing companies are not limited to their existing milk reception volumes, but rather their expansion is a function of their activities in the market place.

3.2 Grocery Products Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The grocery

products industry is subject to stringent quality and labelling standards, including those of the *Food and Drugs Act* and of the *Consumer Packaging and Labelling Act.*

Canadian Retail Market

Over the recent years, Canada's retail market has changed with the increasing importance of non-supermarket channels of distribution such as mass merchandisers and warehouse clubs. This trend has resulted in significant consolidation within the grocery channel where five national chains controlled approximately 85% of all retail sales in 2002.

The snack cake industry generates sales of approximately $615.9 million per year in Canada. This industry segment comprises among others, snack cakes, muffins, granola, cereal and fruit bars, fresh baked deserts business as well as marshmallow squares. Pre-packaged snack cake products enjoy a 22.6% market share of the snack cake industry in Canada. Of the pre-packaged snack cake products total sales in Canada, approximately 63% and 27.3% are made in the provinces of Québec and Ontario, respectively.

ITEM 4 - DESCRIPTION OF THE BUSINESS

The Company operates its business through two sectors, the Dairy Products sector (which includes the Cheese division and the Milk division) and the Grocery Products sector composed of the Bakery division. Through its two sectors, the Company operates 47 manufacturing facilities and employs almost 7,000 employees.

The following table presents the relative importance of the Company's two sectors over the last two fiscal years.

	Sales by Sector			
	Year ended March 31, 2003		Year ended March 31, 2002	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products sector				
Cheese division	2,352,214	69.2	2,424,533	70.1
Milk division	877,979	25.9	845,508	24.5
Sub total	3,230,193	95.1	3,270,041	94.6
Grocery Products sector	167,919	4.9	187,371	5.4
Total	3,398,112	100.0	3,457,412	100.0

Dairy Products Sector – Cheese division

Through its Cheese division, Saputo produces and markets mozzarella, cheddar as well as other specialty and fine cheeses, butter and value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. In Canada, Saputo also distributes fine imported cheeses to specialty delis and a large assortment of other non-dairy products that complement its cheese distribution mainly to pizzerias. In fiscal 2003, the Cheese division represented 69.2% of the Company's total sales and 72.8% of the Dairy Products sector's sales. Of the Company's total sales for the Cheese division in fiscal 2003, approximately 48.4% were made in Canada[5] and 51.6% were made in the United States. Through its Cheese division, the Company operates 18 manufacturing facilities in

5 Including international sales made from Canada.

Canada and 14 in the United States. On May 1, 2003, the Company had 3,985 employees working in the Cheese division.

Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 35% of the Canadian natural cheese production, and also ranks as one of the leading natural cheese producers in the United States with approximately 6% of natural cheese production. In its Cheese division, Saputo services, through independent non-exclusive distributors and sales agents as well as through its own distribution network, three market segments: retail, foodservice and industrial. During fiscal 2003, the retail segment accounted for 39.2% of the Cheese division's sales, the foodservice segment for 36.1% and the industrial segment for 24.7%.

Dairy Products Sector – Milk division

The Company also produces, markets and distributes mainly fluid milk but also a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Milk division represented 25.9% of the Company's total sales in fiscal 2003. 78.7% of the products in this division are sold to the retail segment through Saputo's DSD distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network, and 21.3% of the products are sold to the foodservice segment. Through this division, the Company operates 14 manufacturing facilities, all of which are located in Canada. On May 1, 2003, the Company had 1,925 employees working in the Milk division.

Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. These products are sold almost exclusively in the Canadian retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack cakes in Canada. In this sector, the Company operates one manufacturing facility in the Province of Québec and employed, as of May 1, 2003, 1,069 employees.

Overall Profile

The following tables present the segmentation of total Company sales by region and by market segment for the last two fiscal years:

Total Company Sales – Geographic Segmentation	Year ended March 31, 2003		Year ended March 31, 2002	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
United States	1,212,810	35.7	1,282,555	37.1
Canada [1]	2,185,302	64.3	2,174,857	62.9
Total	3,398,112	100.0	3,457,412	100.0

(1) Includes international sales made from Canada.

Total Company Sales – Market Segmentation	Year ended March 31, 2003		Year ended March 31, 2002	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products Sector				
Cheese Division				
Retail	921,297	27.1	874,748	25.3
Foodservice	848,603	25.0	939,719	27.2
Industrial [1]	582,314	17.1	610,066	17.6
Sub-Total	2,352,214	69.2	2,424,533	70.1
Milk Division				
Retail	691,294	20.4	665,287	19.3
Foodservice	186,685	5.5	180,221	5.2
Sub-Total	877,979	25.9	845,508	24.5
Grocery Products Sector[2]	167,919	4.9	187,371	5.4
Total	3,398,112	100.0	3,457,412	100.0

(1) Includes by-products and international sales made from Canada.
(2) The grocery products are sold almost exclusively in the retail market segment.

As the Company's sectors are completely different, the description of the Company's business will be divided in two sections, (i) the Dairy Products sector, segregated into the Cheese division and the Milk division, and (ii) the Grocery Products sector.

4.1 Dairy Products Sector

4.1.1 Products

4.1.1.1 Cheese division

In Canada, Saputo produces and markets nationally a wide variety of quality cheeses including mozzarella and cheddar, speciality cheeses such as ricotta, provolone, parmesan, feta, havarti, fine cheeses such as brie and camembert, other firm cheeses including brick, colby, farmer, munster and monterey jack, as well as process cheeses. Saputo's cheese products are sold under various brand names, such as *Saputo, Stella, Armstrong, Caron*

and Cayer. Saputo also sells its cheese products under private labels and produces butter, powdered milk and evaporated milk as well as a number of by-products derived from its cheese production, including whey powder, ice cream mixes, lactose and whey protein. The Company's distribution network distributes fine imported cheeses to specialty delis and a large assortment of third party manufactured non-dairy products that complement its cheese distribution to pizzerias in the foodservice industry.

In the United States, Saputo produces a broad line of mozzarella, specialty cheeses such as ricotta, provolone, blue, swiss, parmesan and romano and imitation cheese products which are sold under various brand names such as *Saputo, Stella, Frigo, Frigo Cheese Heads, Dragone, Lorraine* and *Treasure Cave,* as well as under private label. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production.

4.1.1.2 Milk division

Saputo is one of the three largest fresh milk processors in Canada, with an estimated 20% share of the Canadian market. Fluid milk is sold under the *Dairyland* brand in Western Canada and Ontario, the *Nutrilait* brand in Québec and the *Baxter* brand in the Maritimes. Saputo also produces and markets cream, sour cream, cottage cheese and yogurt. Specialty milk is also produced and marketed under the brand names *Pure'n Fresh Microfiltered Milk, Pure'n Fresh Calcium Extra* and *Milk 2 Go*. In addition to its dairy products line, Saputo also produces and distributes other refrigerated products, including juices and other products.

4.1.2 Production

Milk Sourcing

Due to the regulated nature of the Canadian dairy industry, Saputo sources its milk in Canada through the milk boards in each province. In the United States, Saputo sources its milk primarily from cooperatives pursuant to contracts.

Facilities

In the Dairy Products sector, the Company operates a total of 46 manufacturing facilities, 32 of which are located in Canada and 14 in the United States. All of the manufacturing facilities operated in the United States relate to the Cheese division while in Canada, 18 facilities relate to the Cheese division and 14 to the Milk division. In Canada, the Company owns all of its plants with the exception of the facility located in Annacis Island, British Columbia and one of its two facilities located in Calgary, Alberta. In the United States, all of the facilities are owned by the Company.

Canada. The Company operates 17 facilities in Western Canada, of which 8 operate in the Cheese division and 9 in the Milk division. These facilities have the overall weekly capacity to process approximately 30 million litres of milk into cheese, fluid milk and other related dairy products and to produce processed cheese.

In Ontario, the Company operates 6 facilities, with an overall weekly capacity to process approximately 7.4 million litres of milk into cheese or fluid milk. Five of these facilities operate in the Cheese division while the other operates in the Milk division.

Of the Company's 9 facilities in Québec and in the Maritimes, 5 relate to the Cheese division and the remaining 4 relate to the Milk division. These facilities have an overall weekly capacity to process approximately 15 million litres of milk into cheese, fluid milk and other related dairy products as well as liquid whey in these facilities.

All facilities operating in the Cheese division and located in Canada have, with their overall production capacity combined, an excess capacity of 30%. All facilities operating in the Milk division have, with their overall production capacity combined, an excess capacity of approximately 40%.

United States. In the American Northeast, the Company operates 3 plants with an overall weekly capacity to process approximately 11.3 million litres of milk into cheese. The Company also operates 9 facilities in the Midwest, with a total overall weekly capacity to process approximately 16.1 million litres of milk into cheese and related dairy products and to produce canned milk powders. Finally, the Company operates 2 facilities in the Western United States, which have a combined weekly capacity to process approximately 10.0 million litres of milk into cheese. All of the U.S. facilities operate in the Cheese division and have, with their overall production capacity combined, an excess capacity of 7%.

Capital Expenditures

Management believes that the Company has adequate dairy manufacturing capacity to meet current and near term demand for its products. It is Saputo's intention to continue to expand and modernize its plants, with investments being focused on equipment and processes designed to increase output per litre of milk. More specifically, during the last five fiscal years, Saputo incurred $297.7 million in capital expenditures. During the fiscal years 1999 to 2001, the previous owners spent $130.4 million in capital expenditures on the Dairyworld operations. In fiscal 2003, the Company spent $42.7 million on its Canadian dairy operations and $22.1 million on its United States operations. In fiscal 2004, Saputo expects to incur capital expenditures of approximately $44.9 million for its Canadian dairy operations and $19.3 million for its United States dairy operations in order to enhance the efficiency of its plants.

Environment

The Company's operations are subject to various federal, provincial, state and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations requires the Company to incur expenses and to monitor its operations on an ongoing basis. The Company believes that its operations are in compliance in all material respects with currently applicable environmental laws and regulations except as discussed below. It is the Company's intention to comply with all applicable environmental laws and regulations.

Among the properties held or operated by the Company, three Dairyworld facilities have contamination problems to various degrees related to the former or current use of petroleum storage tanks. Types of identified contaminants consist mainly of petroleum hydrocarbons and derivatives such as benzene and xylene. On two properties, the Company, with the concurrence of provincial authorities, is either in the process of implementing an action plan or monitoring the situation to determine the appropriate course of action, if any. On the third property, the Company continues to monitor the situation even though the contamination does not require immediate intervention. In addition, one of its US facilities which has been closed since 1999, has minor groundwater chloride contamination associated with former spray irrigation practices. With the consent of governmental authorities, the Company continues to monitor the situation in order to determine if further action is required. The Company expects that no major expenditures will be required to deal with the contamination at these facilities.

During fiscal 2003, the Company spent approximately $2.5 million[6] to comply with existing environmental laws and regulations and improve plant efficiency to reduce wastewater discharge, to update or remove underground storage tanks, to address contamination issues and to improve wastewater treatment systems at a number of its facilities in Canada and the United States. Management estimates similar expenditures at $2.4 million[6] for fiscal 2004.

Management believes that compliance with currently applicable environmental protection requirements will not have a material effect on the Company's earnings or competitive position during fiscal 2004. Any new

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6 These amounts are included in the amounts disclosed under the section " Dairy Products Sector – Production – Capital Expenditures".

environmental law or regulation or stricter enforcement of regulatory agency policies or stricter interpretation of existing laws and regulations could have a material adverse effect on the financial position of the Company and could require significant additional expenditures to achieve or maintain compliance.

4.1.3 Markets

Geographic Segmentation

The Company sells its products in Canada and the United States. The following table presents, for the Dairy Products sector, the geographic segmentation of sales during the last two fiscal years:

	Dairy Products Sector – Sales – Geographic Segmentation			
	Year ended March 31, 2003		Year ended March 31, 2002	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
United States	1,212,810	37.5	1,282,555	39.2
Canada[(1)]	2,017,383	62.5	1,987,486	60.8
Total	3,230,193	100.0	3,270,041	100.0

(1) Includes international sales made from Canada.

Canada. Saputo is Canada's leading producer of cheese with a share of approximately 35% of the Canadian natural cheese production. Saputo sells its products to the retail, foodservice and industrial market segments. In Canada, the Company also distributes fine imported cheeses to specialty delis and provides independent pizzerias with numerous food and non-food products sourced from third-party manufacturers that are complementary to the sale of its cheeses to such clients. The Company is one of the three largest fresh milk processors in Canada with an estimated 20% share of the Canadian market. Saputo also sells, through its Canadian operations, cheese, lactose, whey powder, ice cream mixes, and whey protein to a vast array of clients in Canada, Europe, South America, Asia and Africa.

United States. The Company competes in the United States natural cheese industry by selling branded and private label products to retail, foodservice and industrial customers.

Clientele

Within the Cheese division, the Company services three market segments: retail, foodservice and industrial. Within the Milk division, the Company operates in Canada and sells its products to the retail and foodservice market segments.

The following table illustrates, for the Dairy Products sector, the segmentation of sales by market segment for each of the last two fiscal years:

Dairy Products Sector – Sales – Market Segmentation	Year ended March 31, 2003		Year ended March 31, 2002	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Cheese Division				
Retail	921,297	28.5	874,748	26.7
Foodservice	848,603	26.3	939,719	28.7
Industrial[1]	582,314	18.0	610,066	18.7
Sub-Total	2,352,214	72.8	2,424,533	74.1
Milk Division				
Retail	691,294	21.4	665,287	20.4
Foodservice	186,685	5.8	180,221	5.5
Sub-Total	877,979	27.2	845,508	25.9
Total	3,230,193	100.0	3,270,041	100.0

(1) Includes by-products and international sales made from Canada.

Cheese division

Retail. Saputo sells both branded and private label products to its retail customers which include supermarket chains, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2003, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail grocery products are sold in the dairy case and deli cheese counter sections of stores. In Canada and in the United States, Saputo also provides its retail customers with speciality cheeses and fine cheeses. No retail customer represented more than 10% of total consolidated sales during each of fiscal 2003 and 2002.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned) and hotels. Saputo provides its foodservice customers with branded and private label dairy products. In the case of independent pizzerias in Canada, Saputo also provides these clients with non-dairy products manufactured by third parties through its own distribution network. Saputo also produces soft-serve dairy mixes for quick service restaurant chains and holds an important market share of volume processed in this category in Canada. No foodservice customer represented more than 10% of total consolidated sales during each of fiscal 2003 and 2002.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to a majority of Canadian frozen pizza manufacturers as well as to processors of frozen entrées and supplies many important food manufacturers in the United States. Consistent with the trend of increased home-meal replacements, Saputo continues to seek opportunities in this market segment. To support this effort, Saputo's technical experts work with customers to develop new products customized to their needs. The Company also produces by-products from its Canadian and United States cheese manufacturing activities such as lactose, whey powder and whey protein. The Company sells, through its Canadian industrial segment, cheese, lactose, whey powder, ice cream mixes and whey protein to a vast array of clients in Canada, Europe, South America, Asia and Africa. No industrial customer represented more than 10% of total consolidated sales during each of fiscal 2003 and 2002.

Milk division

Saputo's fluid milk products are sold to the retail and foodservice market segments, with such segments

accounting respectively for 78.7% and 21.3% of the Milk division sales. Saputo has strong relationships with the majority of the large national and regional retail and foodservice customers in Canada. The top ten customers in the Milk division account for approximately 62% of the sales of this division. No fluid milk customer represented more than 10% of total consolidated sales during each of fiscal 2003 and 2002.

4.1.4 Distribution

4.1.4.1 Cheese division

In Canada, sales are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors. Saputo has also developed a nation-wide distribution network for its cheese operations which is targeted at serving a clientele comprised of independent pizzerias and retail deli customers. This network is comprised of 14 distribution centers located across Canada. Saputo believes that its distribution network is the cornerstone of its market penetration in these Canadian niche markets as its weekly personalized service constitutes an advantage against competing cheese manufacturers.

In the United States, sales are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors.

4.1.4.2 Milk division

With respect to its fluid milk operations, Saputo has a comprehensive DSD network that spans all Canadian provinces other than Newfoundland and Prince Edward Island. The DSD distribution network covers major retailers, mass merchandisers, convenience store chains, individual retailers and foodservice organizations. Saputo also operates one of the largest home delivery networks for milk and other food products in Canada.

The Company's Canadian distribution network for the Milk division is comprised of 492 distribution routes and 14 warehouses.

4.1.5 Competition

4.1.5.1 Cheese division

Canada. In the Cheese division in Canada, the Company competes mainly with Agropur unionised□e agro-alimentaire ("**Agropur**"), Parmalat Canada Inc. ("**Parmalat**"), Kraft General Foods Canada Inc. (through the production volumes of Agropur) and National Cheese Co. Ltd. Saputo has established itself as Canada's leading producer of cheese with a share of approximately 35% of the Canadian natural cheese production.

United States. In the United States, the Company competes on a national basis with regional and national competitors including Lactalis USA, Inc. (Sorrento), Leprino Foods Company, Land O'Lakes, Inc., Kraft Foods, Inc., Dairy Farmers of America, ConAgra Dairy Foods, Sargento Foods, and Foremost Farms USA.

4.1.5.2 Milk division

Saputo holds an estimated 20% share of the Canadian market for fluid milk which ranks it among the three largest fresh milk processors, all of which hold similar market shares. The Company faces very broad competition in most product categories, with specific competitors varying widely by region. Among the Company's largest competitors are Agropur and Parmalat. Other competitors include co-operatives in British Columbia and Atlantic Canada.

4.1.6 Employee Relations

As at May 1, 2003, the Company's Dairy Products sector had 4,112 employees in Canada and 1,798 employees in the United States.

Approximately 32% of the Canadian Dairy Products sector work force is unionised. In the United States, approximately 41% of the Dairy Products sector work force is unionised.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2004. All agreements that expired in fiscal 2003 were either renewed upon satisfactory terms or continue to govern during ongoing negotiations, which are expected to result in satisfactory renewals. The Company has good employee relations both in Canada and in the United States. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.2 Grocery Products Sector

The Company produces, markets and distributes snack cakes, tarts and cereal bars in Canada and, on a much smaller scale, in the United States. In July 2001, Dare acquired the cookie, fine bread and soup operations of the Grocery Products sector in consideration for the issuance to Saputo of a 21% equity interest in Dare. The following provides an overview of the products, production facility, markets, competition and employee relations for the Grocery Products sector, which, since the Dare Transaction, consists solely of the snack cake products.

4.2.1 Products

Within this sector, the Company produces and markets snack cakes, tarts and cereal bars, which are sold almost exclusively in the Canadian retail market. Saputo occupies a predominant position in the snack cake market in Canada and its products are sold under the *Vachon* and *Hostess* umbrella brands which carry recognized brand names such as *Jos Louis*, *Ah Caramel!*, *Passion Flakie*, *Hop & Go!*, *May West*, *Granny's* and others.

4.2.2 Production

Facilities

Within this sector, Saputo operates one manufacturing facility in the Province of Québec which is owned by the Company and has an overall excess capacity of 30%.

Capital Expenditures

During fiscal 2000 to 2003, the Company incurred $11.9 million in capital expenditures. During the two years prior to the Culinar Acquisition, the prior owners had spent an aggregate of $29.0 million in capital expenditures on the five facilities then existing. In fiscal 2004, the Company expects to incur capital expenditures of approximately $5.8 million to enhance the efficiency of its Grocery Products sector.

Environment

For a discussion of environmental matters relating to the Grocery Products sector, reference is made to the section entitled "Dairy Products Sector – Production – Environment".

4.2.3 Markets and distribution

The Company is the largest manufacturer of snack cakes in Canada. Saputo sells its products almost exclusively in the Canadian retail market segment and the Company's sales for this sector are almost exclusively in

branded products. The Company's grocery products are distributed mainly through its DSD distribution network.

4.2.4 Competition

In the snack cakes category, the Company competes with regional manufacturers which enjoy significantly smaller market shares than Saputo. In the Province of Québec, the Company's main competitors in the snack cake category are Pâtisserie Chevalier Inc., McKee Foods Corporation and Pâtisserie Fortin, a division of Maple Hurst Bakery Inc., and in the cereal bar category are Biscuits Leclerc Ltd., Kellogg Canada Inc. and The Quaker Oats Company of Canada Limited. In Ontario, Eastern and Western Canada, the Company's principal competitors are Oakrun Farm Bakery Ltd., McKee Foods Corporation and McSweeney's Plus Distribution Ltd., respectively.

4.2.5 Employee Relations

As at May 1, 2003, the Grocery Products sector had 1,069 employees, approximately 79% of which were unionised. The collective agreement for the Sainte-Marie facility expires on December 31, 2002. The Company is currently negotiating the renewal of the collective agreement and does not foresee any labour unrest in connection therewith.

4.3 Trademarks

As the Company is involved in the production, sale and distribution of food products, it relies on brand recognition and loyalty from its clientele in addition to relying on the quality of its products. The Company focuses on certain established brands and believes that its trademarks are recognized by consumers for quality and reliability. Hence, Saputo takes appropriate measures to protect and enforce its intellectual property.

ITEM 5 – SELECTED CONSOLIDATED FINANCIAL INFORMATION [9]

	Years ended March 31				
	2003	2002	2001 [1]	2000	1999
	(audited) (in thousands of dollars, except per share amounts)				
Statement of earnings data	$	$	$	$	$
Revenues	3,398,112	3,457,412	2,161,671	1,860,878	1,915,637
Cost of sales, selling and administrative expenses	3,045,317	3,104,990	1,890,697	1,623,933	1,724,550
EBITDA [2] [3]	352,795	352,422	270,974	236,945	191,087
EBITDA margin	10.4%	10.2%	12.5%	12.7%	10.0%
Depreciation of fixed assets	70,889	68,087	51,763	37,785	27,051
Operating income	281,906	284,335	219,211	199,160	164,036
Interest on long-term debt	43,672	53,379	40,703	34,184	28,589
Other interest, net of interest income	(1,351)	(801)	(1,184)	3,397	5,307
Earnings before income taxes and amortization of goodwill	239,585	231,757	179,692	161,579	130,140
Income taxes	65,857	71,596	55,607	51,386	43,170
Earnings before amortization of goodwill	173,728	160,161	124,085	110,193	86,970
Amortization of goodwill [4]	-	-	13,844	10,125	7,877
Net earnings	173,728	160,161	110,241	100,068	79,093
Net margin	5.1%	4.6%	5.1%	5.4%	4.1%
Earnings per share before amortization of goodwill [5] [7]	1.68	1.56	1.21	1.10	0.90
Diluted earnings per share before amortization of goodwill [6] [7]	1.66	1.54	1.20	1.09	0.89
Net earnings per share [5] [7]	1.68	1.56	1.08	1.00	0.82
Diluted net earnings per share [6] [7]	1.66	1.54	1.07	0.99	0.81
Balance sheet data					
Total assets	1,970,686	2,046,675	2,012,979	1,411,002	1,072,049
Long-term debt (including current portion)	521,135	675,125	795,896	501,575	377,784
Dividends declared per share [7]	0.40	0.22	0.18	0.12	0.12
Shareholders' equity	1,016,504	900,588	747,901	628,894	449,933
Statement of cash flow data					
Cash generated by operations [8]	250,123	244,535	190,090	176,047	128,334
Additions to fixed assets	70,591	63,180	45,599	55,122	63,165

(1) Includes the results of Dairyworld from February 5, 2001 to March 31, 2001.

(2) The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation and amortization. EBITDA is not a measurement of performance as defined by generally accepted accounting principles in Canada, and consequently may not be comparable to similar measurements presented by other companies.

(3) Takes into account the stock based compensation expense, effective April 1, 2002.

(4) The Company adopted the new Canadian Institute of Chartered Accountants accounting recommendations on amortization of goodwill. In accordance with these requirements, goodwill ceased to be amortized since April 1, 2001.

(5) Earnings per share have been calculated using the weighted average number of Common Shares outstanding during the year.

(6) Diluted earnings per share have been calculated using the sum of the weighted average number of outstanding Common Shares as well as the number of potentially dilutive shares under options granted pursuant to the Company's Stock Option Plan.

(7) Prior years figures have been restated to reflect the Stock Split. (See "The Company – Incorporation").

(8) Before changes in non-cash operating working capital items.

(9) For information on each of the Dairy Products sector and the Grocery Products sector, reference is made to pages 48 and 49 of the 2003 Annual Report of Saputo, which information is incorporated herein by reference.

ITEM 6 - DIVIDEND POLICY

Saputo has a policy of declaring quarterly cash dividends on the Common Shares. In fiscal 2003, the Company's dividend policy was reviewed by the Board of Directors and the quarterly dividend of $0.055 per share, representing a yearly dividend of $0.22 per share, was increased on August 1, 2002 to $0.10 per share, representing a yearly dividend of $0.40 per share. The balance of the Company's earnings are reinvested to finance the growth of its business. The Company's dividend policy will be reviewed from time to time, but at least once annually, by the Board of Directors and will depend on Saputo's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its sole discretion, deems relevant.

ITEM 7 - MANAGEMENT'S ANALYSIS

A discussion and analysis by Management of the financial condition and results of operations of the Company for the fiscal year ended March 31, 2003 is presented under the section "Management's Analysis" on pages 14 to 31 of the 2003 Annual Report of Saputo, which section is incorporated herein by reference. To complete Management's analysis, reference is made to the Consolidated Financial Statements of Saputo for the fiscal year ended March 31, 2003, and the Notes thereto appearing on pages 35 to 49 of the 2003 Annual Report of Saputo, which Consolidated Financial Statements and Notes are also incorporated herein by reference.

ITEM 8 - MARKET FOR SECURITIES

The Common Shares of Saputo are listed on the Toronto Stock Exchange under the stock market symbol "SAP".

ITEM 9 - DIRECTORS AND OFFICERS

9.1 Directors

The following table sets forth, each director's name and municipality of residence, the year in which he or she first became a director, his or her principal occupation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each director as at June 10, 2003. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

Name and municipality of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised as at June 10, 2003
EMANUELE (LINO) SAPUTO [2][3] Senneville, Québec	1992	Chairman of the Board and Chief Executive Officer of the Company	60,345,126 [1]
ANDRÉ BÉRARD [2] Verdun, Québec	1997	Chairman of the Board of a Canadian Chartered Bank	8,125
CLAUDE BLANCHET [4] Île Bizard, Québec	2000	Corporate Director	--
PIERRE BOURGIE [2][4] Outremont, Québec	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000
FRANK A. DOTTORI Témiscamingue, Québec	2003	President and Chief Executive Officer of Tembec Inc. (a forest products company)	--
JEAN GAULIN San Antonio, Texas, USA	2003	Corporate Director	6,200
CATERINA MONTICCIOLO, CA Laval, Québec	1997	President of Julvest Capital Inc. (a holding company)	119,000
LINO A. SAPUTO, JR. Westmount, Québec	2001	President and Chief Operating Officer, Cheese Division (USA) of the Company	33,584
PATRICIA SAPUTO, CA, FP Laval, Québec	1999	President of Pasa Holdings Inc. (a holding company)	17,200
LOUIS A. TANGUAY [4] Laval, Québec	1997	Corporate Director	4,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, all of which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering.

(2) Members of the Corporate Governance and Human Resources Committee.

(3) Mr. Emanuele (Lino) Saputo is a director of Uniforêt Inc. which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001.

(4) Members of the Audit Committee.

During the last five years, all of the above directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for Mr. Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); Mr. Claude Blanchet who, until May 2003, was Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec; and

Mr. Jean Gaulin who, from January 1, 1999 to December 31, 2001 was President and Chief Executive Officer of Ultramar Diamond Shamrock, and from January 1, 2000 to December 31, 2001 was also Chairman of the Board of Ultramar Diamond Shamrock and since January 1, 2002 is a Corporate Director.

Information as to shares beneficially owned by each director, or over which each exercised control or direction, as at June 10, 2003, has been furnished by the directors individually as such information is not within the knowledge of the Company.

9.2 Executive Officers

The following table sets forth the name, municipality of residence and position with the Company of each person who is an executive officer of the Company as of the date hereof:

Name and municipality of residence	Position
Emanuele (Lino) Saputo Senneville, Québec	Chairman of the Board and Chief Executive Officer
Daniel Boulais Brossard, Québec	President and Chief Operating Officer, Bakery Division
Louis-Philippe Carrière, CA Lorraine, Québec	Executive Vice-President, Finance and Administration and Secretary
Dino Dello Sbarba Rosemère, Québec	President and Chief Operating Officer, Cheese Division (Canada)
Pierre Leroux Saint-Bruno, Québec	Executive Vice-President, Human Resources and Corporate Affairs
Lino A. Saputo, Jr. Westmount, Québec	President and Chief Operating Officer, Cheese Division (USA)
Randy Williamson Surrey, British Columbia	President and Chief Operating Officer, Milk Division

During the last five years, all of the above executive officers have held the principal occupation indicated above or other executive capacities with the Company, except for Lino A. Saputo, Jr. who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); Randy Williamson who, between 1998 and the completion of the Dairyworld Acquisition, was Chief Operating Officer of Dairyworld; and Daniel Boulais who joined Saputo Bakery (formerly known as Culinar) in 1995 as Director – Marketing and who, between the completion of the Culinar Acquisition in 1999 and July 2001, was Vice-President Marketing, Research and Development for the same company.

As at June 10, 2003, the directors and executive officers of Saputo, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 61,021,819 Common Shares, representing approximately 59% of the outstanding Common Shares of the Company. Additional information concerning the shareholdings of directors is included in the section entitled "Election of Directors" appearing on page 3 of the Company's Management Proxy Circular dated June 10, 2003, which information is incorporated herein by reference.

ITEM 10 – ADDITIONAL INFORMATION

Additional information, including remuneration and indebtedness to the Company of the directors and officers, principal holders of Saputo's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is included in Saputo's Management Proxy Circular dated June 10, 2003. Additional financial information is included in the Consolidated Financial Statements of Saputo and Notes thereto for the fiscal year ended March 31, 2003. Copies of these documents may be obtained upon request to the Secretary of the Company, at its head office, 6869 Metropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8, Telephone: (514) 328-6662.

In addition, when the securities of Saputo are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Secretary of the Company:

(i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated by reference therein;

(ii) one copy of the comparative financial statements of Saputo for its most recently completed fiscal year together with the report of the auditor thereon and one copy of any interim financial statements of Saputo subsequent to the financial statements for its most recently completed fiscal year;

(iii) one copy of Saputo's Management Proxy Circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Secretary.

* * *

QUEBECOR MERRILL
CANADA INC.
Printed in Canada
p4464mtl03

Saputo

SAPUTO INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of common shares of SAPUTO INC. will be held in the Laval room of the Hotel Sheraton Laval, 2440 autoroute des Laurentides, Laval, Québec, on August 6, 2003 at 11:00 a.m. (local time) for the following purposes:

(1) to receive the consolidated balance sheet, the consolidated statement of earnings and retained earnings and the consolidated statement of cash flows for the year ended March 31, 2003 and the auditors' report relating thereto;

(2) to elect directors for the ensuing year;

(3) to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

(4) to transact such other business as may properly come before the meeting and any adjournment thereof.

Only holders of Common Shares of Saputo Inc. of record at 5:00 p.m. on June 20, 2003 will be entitled to receive this notice.

The management proxy circular for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Saint-Léonard, Québec, June 10, 2003.

BY ORDER OF THE BOARD OF DIRECTORS



Louis-Philippe Carrière, CA
Executive Vice-President,
Finance and Administration and Secretary

Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign the enclosed form of proxy and return it in the stamped envelope provided as soon as possible. Your shares will be voted in accordance with your instructions as indicated on the proxy. If the proxy does not provide for any instructions, the persons whose names are printed on the form will vote in favour of the proposals made by Management.

SAPUTO INC.

This proxy is solicited by the management of Saputo Inc. (the "Company") for the Annual Meeting of the holders of common shares. Reference is made to the accompanying Information Circular for the Solicitation of Proxies.

The undersigned, holder of common shares of the Company, hereby appoints Emanuele (Lino) Saputo, a director, or in his absence, André Bérard, a director, or (*)

____

as agent for the undersigned at the Annual Meeting of shareholders of the Company to be held on August 6, 2003, and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said agent's discretion unless herein otherwise specified.

The undersigned hereby instructs his agent to vote at the meeting or any adjournment thereof as follows:

(1) On the election as directors of the nominees of management all as named in the management information circular accompanying this form of proxy:

vote for ☐ vote withheld ☐

(2) On the appointment of Deloitte & Touche as auditors of the Company and to authorize the directors to fix the auditors' remuneration:

vote for ☐ vote withheld ☐

On amendments or variations to the above matters and on such other matters which may properly come before the meeting or any adjournments thereof, in such manner as said agent may see fit, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that such agent may do by virtue hereof.

The shares represented by this proxy will be voted according to the instructions hereby given and, **if no specification is made, will be voted for the election of the directors and for the appointment of the auditors and to authorize the directors to fix their remuneration.**

To vote this proxy, the shareholder must sign in the space provided on this form.

Please sign exactly the name which appears hereon. If this proxy is not dated in the space provided for, the proxy shall be deemed to bear the date on which it was mailed to the shareholder.

(*) A shareholder may specify as proxyholder a person other than those whose names are printed hereon. In such a case, he should insert the name of this chosen proxyholder in the blank space provided for that purpose. A person acting as proxyholder need not be a shareholder of the Company.

Please return this proxy promptly in the enclosed envelope.

Dated this ________ day of ________________________ 2003.

____

Signature of Shareholder

SAPUTO INC.

La présente procuration est sollicitée par la direction de Saputo Inc. (la *Société*) pour l'assemblée générale annuelle des porteurs d'actions ordinaires. Il y a lieu de se reporter à la circulaire de sollicitation de procurations ci-jointe.

Le soussigné, porteur d'actions ordinaires de la Société, nomme par les présentes Emanuele (Lino) Saputo, administrateur, ou, en son absence, André Bérard, administrateur, ou (*)

____

son fondé de pouvoir pour assister, voter et agir en son nom à l'assemblée générale annuelle des actionnaires de la Société qui se tiendra le 6 août 2003 et à toute reprise de celle-ci, avec pleins pouvoirs de substitution et tous les pouvoirs qu'il pourrait exercer s'il était lui-même présent; il l'autorise à voter à son gré, sauf indication contraire aux présentes.

Le soussigné donne l'ordre à son fondé de pouvoir d'exercer les droits de vote afférents à ses actions de la façon suivante:

(1) À l'égard de l'élection comme administrateurs des candidats de la direction nommés dans la circulaire de sollicitation de procurations de la direction jointe aux présentes :

en faveur ☐ abstention ☐

(2) À l'égard de la nomination de Deloitte & Touche comme vérificateurs de la Société et de l'autorisation des administrateurs à fixer la rémunération de ces derniers :

en faveur ☐ abstention ☐

Le soussigné ratifie et convient de ratifier par les présentes les mesures que son fondé de pouvoir peut prendre à son gré aux termes des présentes à l'égard des modifications à apporter aux questions ci-dessus ou de toute autre question pouvant être soumise en bonne et due forme à l'assemblée ou à toute reprise de celle-ci.

Les droits de vote afférents aux actions représentées par la présente procuration seront exercés selon les instructions qui y sont données et, **à défaut d'instructions, seront exercés en faveur de l'élection des administrateurs et en faveur de la nomination des vérificateurs et de l'autorisation des administrateurs à fixer la rémunération de ces derniers.**

Pour donner effet à cette procuration, l'actionnaire doit signer à l'endroit prévu sur le présent formulaire.

La signature doit être conforme au nom qui apparaît aux présentes. Si la présente procuration ne comporte pas de date dans l'espace prévu, elle sera réputée porter la date à laquelle elle a été expédiée à l'actionnaire par la poste.

(*) L'actionnaire peut nommer pour le représenter une personne autre que celles dont le nom est imprimé aux présentes. Dans ce cas, il doit inscrire le nom du fondé de pouvoir de son choix dans l'espace prévu à cette fin. La personne agissant comme fondé de pouvoir n'est pas tenue d'être actionnaire de la Société.

La présente procuration doit être retournée sans délai dans l'enveloppe ci-jointe.

Le __________________________ 2003.

____

Signature de l'actionnaire

SAPUTO INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation by the Management of SAPUTO INC. (the "Company") of proxies which will be used to vote at the Annual Meeting (the "Meeting") of the holders of common shares of the Company (the "Common Shares") to be held on August 6, 2003, at the time and place and for the purposes set forth in the foregoing Notice and at any adjournment thereof.

The solicitation of proxies will be made primarily by mail. However, the management of the Company may solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will reimburse brokers and other persons holding shares for others for their reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company at least 48 hours prior to the Meeting. A proxy may be revoked at any time by the person giving it, to the extent that it has not already been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company if this notice is received no later than the business day preceding the Meeting. The powers of the proxy holders may also be revoked if the holder of Common Shares attends the Meeting in person and so requests by depositing such written notice with the Chairman of the Meeting.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. **Every holder of Common Shares has the right to appoint a person (who need not be a shareholder) other than those whose names are printed on the form of proxy to act on his behalf at the Meeting. To exercise this right, the holder of Common Shares must insert his nominee's name in the blank space provided for such purpose in the form of proxy or prepare another proxy in proper form.**

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions indicated on the form of proxy. **If the form of proxy does not provide for any instructions, these persons will vote in favour of the proposals made by Management.**

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Common Shares are the only securities of the share capital of the Company which carry voting rights. As at June 1, 2003, the Company had 103,506,081 Common Shares outstanding. Each Common Share entitles its holder to one vote.

Only holders of Common Shares of record at 5:00 p.m. on June 20, 2003 will be entitled to receive the Notice. They will also be entitled to vote at the Meeting and at any adjournment thereof unless their Common Shares have been transferred and the transferee has produced properly endorsed certificate(s) representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has requested, at least 10 days before the Meeting, that such transferee's name be duly entered on the list of shareholders of the Company, in which case the transferee shall exercise the voting rights attached to the Common Shares.

In connection with the Company's initial public offering in October 1997 (the "Initial Public Offering"), the initial shareholders of the Company, being Gestion Jolina Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo, and the holding companies owned and controlled by Emanuele (Lino) Saputo's brothers and sisters and their families (collectively, the "Saputo Shareholders") entered into an agreement governing their relationship as shareholders of the Company. Under this agreement, Gestion Jolina Inc. has been granted by all other Saputo Shareholders a power of attorney to vote all of the Common Shares held by them at the time of the Initial Public Offering. On June 1, 2003, the 34,939,962 shares held by Gestion Jolina Inc. combined with the common shares held by the other Saputo Shareholders represented 60,345,126 Common Shares or 58.3% of all of the outstanding Common Shares. The agreement will terminate on the earlier of December 31, 2007 or the day on which Mr. Saputo ceases to control Gestion Jolina Inc.

To the knowledge of the Company's directors and executive officers, on June 1, 2003, the only persons or companies who or which owned of record or beneficially, directly or indirectly, or exercised control or direction over 10% or more of the issued and outstanding Common Shares were the following:

Name and municipality of residence	Type of ownership	Number of Common Shares	Percentage of class
Gestion Jolina Inc.	of record	34,939,962 [1]	33.8 %
Montréal, Québec	proxy	25,405,164	24.5 %

(1) Includes 1,511,628 Common Shares held by Jolina Capital Inc., the sole shareholder of Gestion Jolina Inc.

ELECTION OF DIRECTORS

For fiscal 2004, Management proposes that the Board of Directors be composed of ten members. Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the election of the ten nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting or until that director's successor is duly elected, unless the office is vacated earlier in accordance with the relevant provisions of the applicable laws.

The following table sets forth, for each person nominated by Management for election as a director, his or her name and municipality of residence, the year in which he or she first became a director, the principal occupation of each nominee and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee as at June 10, 2003.

Name and municipality of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised
EMANUELE (LINO) SAPUTO[2] Senneville, Québec	1992	Chairman of the Board and Chief Executive Officer of the Company	60,345,126 [1]
ANDRÉ BÉRARD [2] Verdun, Québec	1997	Chairman of the Board of a Canadian Chartered Bank	8,125
CLAUDE BLANCHET [3] Ile-Bizard, Québec	2000	Corporate Director	--
PIERRE BOURGIE [2][3] Outremont, Québec	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000
FRANK A. DOTTORI Témiscamingue, Québec	2003	President and Chief Executive Officer of Tembec Inc. (a forest products company)	--
JEAN GAULIN San Antonio, Texas, USA	2003	Corporate Director	6,200
CATERINA MONTICCIOLO, CA Laval, Québec	1997	President of Julvest Capital Inc. (a holding company)	119,000
LINO A. SAPUTO, JR. Westmount, Québec	2001	President and Chief Operating Officer, Cheese Division (USA) of the Company	33,584
PATRICIA SAPUTO, CA, FP Laval, Québec	1999	President of Pasa Holdings Inc. (a holding company)	17,200
LOUIS A. TANGUAY [3] Laval, Québec	1997	Corporate Director	4,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo, and by other holding companies owned and controlled by his brothers and sisters and their families, all of which have granted to Gestion Jolina Inc. a power of attorney to vote all of the Common Shares held by them at the time of the Company's Initial Public Offering. See "Voting Shares and Principal Holders of Voting Shares".

(2) Members of the Corporate Governance and Human Resources Committee.

(3) Members of the Audit Committee.

During the last five years, all of the above nominees have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. Lino A. Saputo, Jr., who, from January 1, 2000 to January 15, 2001, was Assistant to the President of Uniforêt Inc. (a lumber company); Mr. Claude Blanchet who, until May 2003, was Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec; and Mr. Jean Gaulin who, from January 1, 1999 to December 31, 2001, was President and Chief Executive Officer of Ultramar Diamond Shamrock, and from January 1, 2000 to December 31, 2001 was also Chairman of the Board for the same company, and since January 1, 2002 is a Corporate Director.

Information as to shares beneficially owned by each nominee, or over which each exercised control or direction, as at June 10, 2003, has been furnished by the nominees individually as such information is not within the knowledge of the Company.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the fiscal years ended March 31, 2003, 2002 and 2001, as salary, bonus or otherwise, by the five most highly compensated senior executives of the Company (collectively, the "Named Executive Officers"). Certain aspects of this compensation are dealt with in further detail in the following tables.

		Annual compensation			Long-term compensation	
					Awards	
Name and principal occupation	**Year**	**Salary [1] ($)**	**Bonus [1] ($)**	**Other annual compensation[2] ($)**	**Number of Common Shares under options granted [3]**	**All other compensation ($)**
Emanuele (Lino) Saputo Chairman of the Board and Chief Executive Officer	2003 C$ 2002 C$ 2001 C$	600,000 600,000 400,000	330,000 300,000 200,000	- - -	- - -	- - -
Lino A. Saputo, Jr. President and Chief Operating Officer Cheese Division (USA) [4]	2003 US$ 2002 C$ 2002 US$ 2001 C$	335,000 48,000 286,000 42,300	184,250 14,000 141,000 --	- - - -	33,114 23,053 34,579 --	- - - -
Dino Dello Sbarba President and Chief Operating Officer Cheese Division (Canada)	2003 C$ 2002 C$ 2002 US$ 2001 C$ 2001 US$	475,000 365,500 73,000 140,000 210,000	261,250 197,000 21,000 59,000 81,000	- - - - -	31,301 23,053 34,579 31,112 46,666	- - - - -
Louis-Philippe Carrière Executive Vice-President Finance and Administration and Secretary	2003 C$ 2003 US$ 2002 C$ 2002 US$ 2001 C$ 2001 US$	380,000 63,000 146,000 219,000 140,000 210,000	152,000 25,200 61,000 84,000 59,000 81,000	- - - - - -	25,041 6,260 23,053 34,579 31,112 46,666	- - - - - -
Pierre Leroux Executive Vice-President Human Resources and Corporate Affairs	2003 C$ 2003 US$ 2002 C$ 2002 US$ 2001 C$ 2001 US$	380,000 63,000 146,000 219,000 140,000 210,000	152,000 25,200 61,000 84,000 59,000 81,000	- - - - - -	25,041 6,260 23,053 34,579 31,112 46,666	- - - - - -

(1) The allocation of salary and bonus of the Named Executive Officers in US and Canadian dollars reflects the involvement of the individuals in the Company's United States and Canadian operations respectively.

(2) Excluded from Other Annual Compensation are perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 and ten percent of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

(3) Prior years figures have been restated to reflect the stock dividend on the Common Shares of November 23, 2001, which had the same effect as a two-for-one stock split.

(4) Mr. Lino A. Saputo, Jr. was absent from the Company from January 1, 2000 to January 15, 2001. The table shows the compensation effectively earned during the fiscal year 2001. On an annual basis, Mr. Saputo would have earned C$200,000 in salary for fiscal 2001.

The aggregate cash remuneration paid by the Company and its subsidiaries to the executive officers of the Company for services rendered during fiscal 2003, including salaries and bonuses, was C$3,629,250 and US$695,650.

STOCK OPTION PLAN

On October 15, 1997, prior to the closing of its Initial Public Offering, the Company established a Stock Option Plan (the "Plan") for full-time employees, officers and directors of the Company. The purpose of the Plan is to attract and retain experienced and competent employees, officers and directors and to encourage share ownership by such persons.

The total number of Common Shares which may be issued pursuant to the Plan was initially set at 3,000,000 Common Shares. At the Annual and Special Meeting of Shareholders held on August 1, 2001, this number was increased by 4,000,000 Common Shares, bringing the total number of Common Shares that may be issued under the Plan to 7,000,000. After giving effect to the stock dividend of November 23, 2001, which had the same effect as a two-for-one stock split, the total number of Common Shares that may be issued under the Plan is now 14,000,000 Common Shares.

The terms, exercise price and number of Common Shares covered by each option as well as the vesting periods of such options are determined by the Corporate Governance and Human Resources Committee at the time the options are granted. However, the Plan provides that the exercise price may not be less than the closing price of the Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. Options granted under the Plan may not be assigned, and expire ten years from the date of grant. The maximum number of Common Shares which may be optioned in favour of any single individual shall not exceed the maximum number allowed pursuant to the rules of applicable regulatory authorities.

As at March 31, 2003, 3,784,944 options were outstanding. As of April 1, 2003, the Corporate Governance and Human Resources Committee granted an aggregate of 1,336,396 options to participants under the Plan at an exercise price of $22.50 per share. Of the 5,059,881 options outstanding as at June 1, 2003, 1,824,961 options were exercisable and 3,234,920 will vest at a rate of 20% per year, on each of the first five anniversaries of their date of grant.

As at June 1, 2003, 7,628,058 Common Shares remained available out of the basket of 14,000,000 Common Shares.

Options granted during the most recently completed fiscal year

The following table presents the options granted under the Plan to the Named Executive Officers during the fiscal year ended March 31, 2003.

Name	Number of Common Shares under options granted	% of total options granted to employees in financial year	Exercise price [(1)] ($/Share)	Market value of Common Shares underlying options on the date of grant ($/Share) [(1)]	Expiration date
Emanuele (Lino) Saputo	-	-	-	-	-
Lino A. Saputo, Jr.	33,114	3.54	30.35	30.35	04/01/2012
Dino Dello Sbarba	31,301	3.35	30.35	30.35	04/01/2012
Louis-Philippe Carrière	31,301	3.35	30.35	30.35	04/01/2012
Pierre Leroux	31,301	3.35	30.35	30.35	04/01/2012

(1) Corresponds to the closing price of the Common Shares on the Toronto Stock Exchange on March 29, 2002, which is the business day immediately preceding April 1, 2002 being the date of grant.

Aggregate options exercised during the most recently completed fiscal year and year-end values

The following table presents, for each of the Named Executive Officers, the options exercised during the fiscal year ended March 31, 2003, as well as the unexercised options and of the value of the unexercised in-the-money options as at March 31, 2003 under the Plan. It should be noted that unexercised options might never be exercised and that the value of unexercised in-the-money options might never be realized.

Name	Number of Common Shares acquired on exercise	Aggregate value realized [(1)] ($)	Number of unexercised options as at 03/31/03		Value of unexercised in-the-money options as at 03/31/03 [(2)]	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Emanuele (Lino) Saputo	-	-	-	-	-	-
Lino A. Saputo, Jr.	-	-	11,526	79,220	40,341	161,371
Dino Dello Sbarba	-	-	99,000	145,713	634,041	648,199
Louis-Philippe Carrière	-	-	49,482	145,713	333,939	648,199
Pierre Leroux	-	-	74,688	143,431	424,426	640,840

(1) The aggregate value realized on exercise is equal to the difference between the closing price of the Common Shares on the Toronto Stock Exchange on the exercise date and the exercise price of the option.

(2) The value of an unexercised in-the-money option at fiscal year-end is equal to the difference between the closing price of the Common Shares on the Toronto Stock Exchange on March 31, 2003, being $22.50 per share, and the exercise price of the option.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

There is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Company and any of the Company's senior executive officers.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Composition of the Committee

The Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") is composed of three members of the Board of Directors, being two directors considered related to the Company (Messrs. Emanuele (Lino) Saputo and André Bérard) and one unrelated director (Mr. Pierre Bourgie). See "Statement of Corporate Governance Practices – Section 3 of Schedule A" attached hereto.

Mandate of the Committee

The Committee has been assigned by the Board of Directors of the Company various functions which may be summarized as follows:

(i) the responsibility of reviewing the executive compensation policy of the Company;

(ii) the determination of option grants and financial performance targets for the bonuses of the executives of the Company;

(iii) the review of the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto;

(iv) the responsibility to ensure proper management succession planning for the Company and making recommendations to the Board of Directors with respect thereto;

(v) the review of the compensation of the directors in their capacity as directors and making recommendations to the Board of Directors with respect thereto;

(vi) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership, and making recommendations to the Board of Directors with respect thereto; and

(vii) the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors and its various committees.

Report on Executive Compensation

General Principles of Executive Compensation

During the year ended March 31, 1999, the Company revised its compensation policy following a review conducted by a compensation consulting firm. During such review, the compensation policies of several manufacturing companies and distributors were analysed in light of the size of the Company, the geographic markets in which it operates and the responsibilities given to its senior executives (the "Comparative Group").

For fiscal 2003, compensation for the senior executives of the Company, including the Named Executive Officers, consisted of three components: base salary, bonus and options. The compensation policy for fiscal 2003 was determined based on the principles established in fiscal 1999 and on compensation surveys done in March, 2002. The Corporate Governance Committee believes that the compensation policy is competitive with that offered by Canadian corporations of similar size having operations in the United States.

The following constitutes a summary of the principles based upon which the compensation of the senior executives was determined for fiscal 2003. The compensation policy is designed to attract and retain competent individuals who can ensure the current and long-term success of the Company.

Base Salary

For fiscal 2003, base salary was re-evaluated based on the principles established in fiscal 1999 following the review of the Comparative Group and on compensation surveys done in March, 2002, as well as on more subjective criteria such as internal equity and prior performance of each senior executive. Base salary is competitive with the upper range of the base salaries offered by the Canadian corporations included in the Comparative Group and with the mid-range offered by American corporations. A portion of the base salary for certain of the Named Executive Officers for fiscal 2003 was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions, considering the importance of the Company's American operations and the role of such Named Executive Officers.

The Corporate Governance Committee believes that the base salary component of the compensation for the Company's senior executives reflects salaries offered for positions involving similar responsibilities and complexity, internal equity comparisons as well as the ability and experience of the Company's senior executives.

Annual Incentive (Bonus)

For fiscal 2003, the Corporate Governance Committee determined at the beginning of the fiscal year the financial performance targets which had to be achieved by the Company as well as the maximum amount of bonus which could be paid to each senior executive in the event the targets were met.

Under the plan, a bonus could only be paid if at least 85% of the financial performance targets were met by the Company and, in this event, payments were made in proportion to the level actually reached. Therefore, the maximum amount of bonus payable to a senior executive was only paid if the Company reached or exceeded the target levels set at the beginning of the fiscal year.

For fiscal 2003, the amount of bonus paid to each senior executive, other than the Chief Executive Officer, represented between 40% and 55% of his base salary. As with the base salary, considering the importance of the Company's American operations, a portion of the bonuses for certain of the Named Executive Officers was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions.

The Corporate Governance Committee reviewed the bonus plan and believes that its underlying principles are sufficiently defined and adequately encourage the senior executives to excel.

Long-Term Incentive Plan (Options)

Options to purchase Common Shares may be granted from time to time to senior executives and other key employees pursuant to the Stock Option Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

On April 1, 2002, the Corporate Governance Committee granted options to senior executives for the fiscal year ended March 31, 2003. The number of options granted depended on the position held by each senior executive and represented a percentage of base salary, without taking into account the number of options already held by such senior executive. Refer to the section entitled "Stock Option Plan" for a discussion of the terms and conditions relating to the options, including vesting periods.

Chief Executive Officer

For fiscal 2003, the Chief Executive Officer's base salary and bonus and the evaluation of his performance were based upon the same principles as those used for the other senior executives of the Company. Base salary of the Chief Executive Officer is competitive with the mid-range of the base salaries offered by the Canadian corporations included in the Comparative Group and with the lower range offered by American corporations. During fiscal 2003, no options were granted to the Chief Executive Officer, as his interest as principal shareholder constitutes a sufficient long-term incentive.

The members of the Corporate Governance Committee whose names are set forth below have approved the issuance of the foregoing report and its inclusion in this Management Proxy Circular.

André Bérard, Chairman
Pierre Bourgie
Emanuele (Lino) Saputo

PERFORMANCE GRAPH

The following graph compares, on a yearly basis, the total cumulative shareholder return for $100 invested in the Common Shares with the S & P/TSX Composite Index of the Toronto Stock Exchange during the period starting October 15, 1997, when the Common Shares were listed on such exchange, and ending March 31, 2003.



Saputo
S & P/TSX Composite
Cumulative total return since IPO
Investment made on October 15, 1997
October 15, 1997 = $100
400
350
300
250
200
150
100
50
10/15/97
03/31/98
03/31/99
03/31/00
03/31/01
03/31/02
03/31/03

	10/15/97	03/31/98	03/31/99	03/31/00	03/31/01	03/31/02	03/31/03
SAPUTO	100	217	234	161	229	369	277
S & P/TSX COMPOSITE	100	107	95	138	112	118	97

COMPENSATION OF DIRECTORS

Each director who is not a salaried officer or employee of the Company is paid an annual fee of $25,000 and a further attendance fee of $1,250 for each meeting of the Board of Directors or any committee thereof. The Chairman of a committee is also paid an additional annual fee of $5,000. For fiscal 2003, each director who was not a salaried officer or employee of the Company was granted 1,000 options pursuant to the Company's Stock Option Plan in consideration for his or her services as director of the Company. See "Stock Option Plan".

Directors and Officers Insurance Coverage

The Company carries liability insurance in an amount limited to $25 million with respect to its directors and officers as a group subject to a $250 000 deductible. For fiscal 2003, the total annual premium in respect of such insurance was $109,000, all of which was paid by the Company and charged to income.

Indebtedness of Executive Officers

None of the directors and other executive officers of the Company, nor any of their associates, are indebted towards the Company in respect of loans, advances or guarantees of indebtedness.

Statement of Corporate Governance Practices

The Board of Directors believes that good corporate governance practices are important and has delegated to the Corporate Governance Committee the responsibility of reviewing the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto.

In 1995, the Toronto Stock Exchange ("TSX") adopted a requirement that each listed company incorporated in Canada disclose its corporate governance practices with reference to a series of guidelines (the "Guidelines"). In 2002, the TSX proposed certain changes to the Guidelines (the "Proposed Guidelines"), which will become effective upon approval by the Ontario Securities Commission following public notice and comment.

The Company's significant shareholder is its founder who now holds in the aggregate, directly or indirectly, or exercises control or direction over shares representing 58.3% of all of the outstanding Common Shares, as disclosed previously in this Circular. The Guidelines recognize that a number of corporations have significant shareholders. The Board of Directors believes that the value of the significant shareholder's equity stake in the Company ensures that his interests are aligned with those of the other shareholders of the Company. The Board of Directors believes that the Company's existing corporate governance practices and the implementation of certain measures as disclosed hereinafter, are appropriate to its circumstances and effective and that there are in place appropriate structures, procedures and practices to ensure board efficiency, board independence from management and fair representation of the investment of minority shareholders of the Company.

Although the Proposed Guidelines have not yet passed the proposal stage, the Company has already implemented certain measures to improve its corporate governance practices. More particularly, the Company is pleased to announce the following actions:

(i) two unrelated directors were added to the Board of Directors;

(ii) the composition of the Audit Committee was amended and this Committee is now composed exclusively of unrelated directors;

(iii) the Board of Directors adopted a disclosure policy confirming its existing practices to ensure accurate and timely disclosure of its information; and

(iv) the Board of Directors adopted a policy on services which may be furnished by the Company's external auditors and by other accounting firms which provides that the

auditors are prohibited from providing certain services to the Company and also establishes limits pursuant to which certain mandates require the prior approval of the Audit Committee.

The Company intends to continue the review of its corporate governance practices in light of the Guidelines and Proposed Guidelines. Schedule A to this Circular discloses the Company's corporate governance practices by addressing each of the Guidelines.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company may from time to time provide services to, or receive services from, other companies controlled by the Saputo Shareholders in consideration for a fee equal to the fair market value of such services.

Mr. André Bérard is the Chairman of a Canadian chartered bank which acts as lender and co-agent for the banking syndicate under some of the Company's credit facilities.

APPOINTMENT OF AUDITORS

Deloitte & Touche, chartered accountants, have been the auditors of the Company since 1992.

Except where the authority to vote in favour of the appointment of Deloitte & Touche is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the appointment of Deloitte & Touche, chartered accountants, as auditors of the Company and to vote FOR authorizing the Board of Directors to determine their remuneration. The auditors will hold office until the next Annual Meeting or until their successors are appointed.

GENERAL

Except as otherwise specifically indicated, the information contained herein is given as at June 1, 2003. The Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters according to their best judgment.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this Circular.

Saint-Léonard, Québec, June 10, 2003.



Emanuele (Lino) Saputo,
Chairman of the Board

SCHEDULE « A »

SAPUTO INC. STATEMENT OF
CORPORATE GOVERNANCE PRACTICES
AS AT JUNE 10, 2003

Corporate Governance Guidelines	Comments
1. The Board should explicitly assume the responsibility for stewardship of the Corporation, and specifically for the following:	The Board of Directors is legally responsible for overseeing the stewardship of the Company's affairs to ensure that its resources are managed so as to increase share value and create economic wealth. The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In order to better fulfil its mandate, the Board of Directors has formally acknowledged its responsibility for, among other matters, (i) reviewing, at least once a year, the Company's strategic orientation and the plans established with respect thereto; (ii) identifying, with Management, the principal risks of the Company's business and the systems put in place to manage these risks; (iii) ensuring proper management succession planning, including appointing, training and monitoring senior management; (iv) maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market; and (v) monitoring the efficiency of internal control and management information systems. The Board of Directors has taken, when necessary, specific measures in this respect. Some of these duties were delegated to the Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") and to the Audit Committee.
a) Adoption of a strategic planning process	The Board of Directors meets with Management at least at the beginning of every fiscal year in order to discuss the strategic plan prepared by the Management; the Board of Directors then reviews, on a quarterly basis, the Company's results and accomplishments against the objectives set in the strategic plan. The Chief Executive Officer has the responsibility to keep the Board of Directors informed of all important developments that may impact the Company or its industry.
b) Identification of principal risks and implementation of risk management systems	Through its Audit Committee, the Board of Directors identifies the principal risks relating to the Company's business, ensures the implementation of appropriate systems to manage these risks and receives regular reports from management on these matters.
c) Succession planning, including appointing, forming and monitoring senior management	The Corporate Governance Committee is responsible, among other things, for ensuring proper management succession planning for the Company and making recommendations to the Board of Directors with respect thereto.

d) Communications policy

The Audit Committee is responsible for the review of the annual and quarterly financial statements of the Company and all other continuous disclosure documents required by regulatory authorities, and such documents are approved by the Board of Directors before mailing. The Board of Directors has the responsibility of maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market. In order to maintain high standards regarding disclosure issues, the Board of Directors adopted, in November 2002, a disclosure policy which confirmed the Company's practices. The purpose of the disclosure policy is to ensure that communications to the investing public are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements of the Toronto Stock Exchange and various securities commissions.

e) Integrity of internal control and management information systems

The Audit Committee, which reports to the Board of Directors, is responsible for ensuring the adequacy of the internal control and management information systems of the Company. The Audit Committee regularly meets with the Executive Vice-President, Finance and Administration and the external auditors in order to examine issues pertaining to the presentation of financial information, accounting practices, upcoming accounting norms, internal accounting systems as well as financial controls and procedures, auditing procedures and programs. In the exercise of its mandate, the Audit Committee has access to the internal audit department of the Company. See also 1 b) and d) above for the role of the Audit Committee.

2. a) The majority of directors should be "unrelated" (independent of management and without any conflicts of interest) to the Corporation and its significant shareholder, if any;

Ten (10) individuals are currently nominated as directors of the Company, eight (8) of whom are outside directors and five (5) of whom are "unrelated" directors.

In determining "unrelated" directors, the Corporate Governance Committee has identified those who are not officers of the Company or any of its subsidiaries and who have no relationship that could reasonably be perceived to materially interfere with their ability to act in the best interests of the Company.

The Company indicated in fiscal 1999, its intention to add two (2) "unrelated" directors to the Board over the course of the next four (4) years. In fiscal 2001, Mr. Claude Blanchet was elected to the Board of Directors and in April and June 2003, Messrs Jean Gaulin and Frank A. Dottori were respectively nominated to the Board of Directors. With these appointments, the Board of Directors is now composed equally of "related" and "unrelated" directors. It is the intention of the Company to add one (1) more "unrelated" director to the Board over the course of the next two (2) years in order for the Board to be composed of a majority of "unrelated" directors.

The Company is of the opinion that the presence of the five (5) "unrelated" directors adequately reflects the investment of minority shareholders in the Company.

b) although the Company has a significant shareholder, the Board of Directors must include a certain number of directors who are "unrelated" to the significant shareholder and who are not engaged in a business relationship with him.

The Board of Directors is made up of five (5) directors having no participation, relationship or business ties with the significant shareholder.

3. Disclose whether each director is "related" and how that conclusion was reached

- As Chairman of the Board and Chief Executive Officer of the Company, Mr. Emanuele (Lino) Saputo is a "related" director.
- As Chairman of a Canadian chartered bank which acts as lender and co-agent for the banking syndicate under some of the Company's credit facilities, the Board of Directors has taken a conservative approach to the Guidelines in qualifying Mr. André Bérard as a "related" director.
- Mr. Claude Blanchet is an "unrelated" director.
- Mr. Pierre Bourgie is an "unrelated" director.
- Mr. Frank A. Dottori is an "unrelated" director.
- Mr. Jean Gaulin is an "unrelated" director.
- As a member of the Saputo control block shareholder, Mrs. Caterina Monticciolo is a "related" director.
- As a member of the Saputo control block shareholder and as President and Chief Operating Officer, Cheese Division (USA) of the Company, Mr. Lino A. Saputo, Jr. is a "related" director.
- As a member of the Saputo control block shareholder, Mrs. Patricia Saputo is a "related" director.
- Mr. Louis A. Tanguay is an "unrelated" director.

4. a) Appoint a committee of directors responsible for proposing new nominees to the Board and for evaluating directors on a regular basis

The Corporate Governance Committee is responsible for (i) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership and making recommendations to the Board of Directors with respect thereto, and (ii) the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors and its various committees. During fiscal 2003, the Corporate Governance Committee met five (5) times.

Although no formal evaluation process of directors is currently in place, Board members are free to discuss among themselves the performance of a fellow director, or submit such a matter to the Chairman of the Corporate Governance Committee who will ensure the implementation of appropriate measures to deal with any concern regarding the effectiveness of the Board of Directors and its various committees.

b) Composed exclusively of outside (non management) directors, the majority of whom are "unrelated"	The Committee is composed of three (3) members, all of whom are outside directors, except for Mr. Emanuele (Lino) Saputo. Of these three (3) members, two (2) are considered "related" and one (1) is considered "unrelated". It is the intention of the Company to review the composition of the Committee in fiscal 2004 in order to increase compliance with the Guidelines.
5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors	The Corporate Governance Committee is responsible for the implementation of a process to assess, on an annual basis, the effectiveness of the Board of Directors and its various committees. Although no formal evaluation process is currently in place (see 4 a) above), the Board reviews annually the accomplishments of its two committees against their mandates to assess the effectiveness of the committees and the Board reviews the list of Board nominees in connection with the preparation of the annual shareholders' meeting.
6. Provide orientation and education programs for new directors	The Board of Directors considers that orienting and educating new directors is an important element of ensuring responsible corporate governance. By ensuring that the Board members are properly informed of the business of the Company, the Board considers that it complies with this Guideline. Newly appointed directors are provided with the Company's continuous disclosure documents, copies of the mandate of the Board and its committees, and minutes of previous meetings of the Board of Directors. Directors also meet with members of Management to discuss the affairs of the Company, are invited to attend the Company's meeting of shareholders and visit certain Company facilities. Board members also hold a strategic planning meeting annually with Management. See 1 a) above.
7. The Board should consider reducing its size and review the composition of its members with a view to improving effectiveness	After reviewing its size, the Board of Directors determined that a board of nine (9) to eleven (11) is appropriate for decision-making purposes. With the appointments of Mr. Jean Gaulin in April 2003 and Mr. Frank A. Dottori in June 2003, the Board of Directors is now composed of ten (10) members. It is the intention of the Company to add one (1) more "unrelated" director to the Board over the course of the next two (2) years in order for the Board to be composed of a majority of "unrelated" directors.
8. The Board should review the adequacy and form of the director compensation in light of risks and responsibilities	The Corporate Governance Committee evaluates annually the compensation of the directors in their capacity as directors in light of the practices of the market, as well as the risks and responsibilities involved in being a director.

9. Committees of the Board should generally be composed of outside (non management) directors, a majority of whom should be "unrelated" directors	The Company currently has two (2) committees: the Audit Committee and the Corporate Governance Committee. On April 25, 2003, the Board of Directors amended the composition of its Audit Committee. The Audit Committee is now composed exclusively of outside "unrelated" directors. The Corporate Governance Committee is composed of three (3) members, all of whom are outside directors, except for Mr. Emanuele (Lino) Saputo. Of the three (3) members, two (2) are considered "related" and one (1) is considered "unrelated". It is the intention of the Company to review the composition of the Committee in fiscal 2004 in order to increase compliance with the Guidelines.
10. The Board should expressly assume responsibility for corporate governance issues or assign general responsibility therefor to a committee	The Board of Directors has delegated to the Corporate Governance Committee the responsibility to review the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto.
11. a) Define limits to management's responsibilities by formulating mandates for the following: (i) the Board (ii) Chief Executive Officer b) The Board should approve the CEO's corporate objectives	The Board of directors has defined its mandate thereby imposing certain limits on the powers of Management. The Board believes that it is responsible for overseeing the affairs of the Company and that the Chief Executive Officer is responsible for implementing the Company's strategic plan and business objectives as prepared by Management and submitted to the Board annually (see 1 a) above). The Company has not elaborated a formal mandate for the Chief Executive Officer or set specific objectives as it considers that the Chief Executive Officer's role is to implement the Company's plan and objectives.
12. Establish procedures to enable the Board to function independently of management	The significant shareholder of the Company as defined in the Guidelines and its founder, Mr. Emanuele (Lino) Saputo, holds the position of Chairman of the Board as well as Chief Executive Officer. The experience and expertise of Mr. Emanuele (Lino) Saputo in those sectors in which the Company is engaged benefit all members of the Company's Management team and the Board of Directors. As the positions of Chairman of the Board and Chief Executive Officer are held by the same person, the Board delegated to the Chairman of the Corporate Governance Committee the responsibility of ensuring that the independence of the Board of Directors be maintained at all times. The members may request that the Board of Directors convene without the participation of members of Management or of "related" directors.

13. a) Establish an Audit Committee with a specifically defined mandate	The Audit Committee has the mandate to review (i) the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities, (ii) the nature and scope of the annual audit as proposed by the auditors and management, (iii) with the auditors and management, the adequacy of the internal control and management information systems of the Company, and (iv) present quarterly reports to the Board of Directors with respect thereto. The Audit Committee is also responsible for implementing the Company's policy on services which may be provided by the Company's external auditors and by other accounting firms which was adopted by the Audit Committee on February 12, 2003 and by the Board of Directors on April 25, 2003. This policy provides that the Company's auditors are prohibited from providing certain services to the Company and also establishes limits pursuant to which certain mandates require the prior approval of the Audit Committee. During fiscal 2003, the Audit Committee met five (5) times.
b) All members should be non management directors	The Audit Committee is presently composed exclusively of outside "unrelated" directors.
14. Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense	In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The Corporate Governance Committee has the mandate to determine if the circumstances warrant the engagement of an outside advisor.

QUEBECOR MERRILL
C A N A D A I N C.
Printed in Canada
p4423mtl03



SAPUTO INC.

AVIS DE CONVOCATION
À L'ASSEMBLÉE GÉNÉRALE ANNUELLE
DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle des porteurs d'actions ordinaires de SAPUTO INC. se tiendra le 6 août 2003 à 11 h (heure locale) dans le salon Laval de l'Hôtel Sheraton Laval, 2440, autoroute des Laurentides, Laval (Québec) aux fins suivantes :

(1) recevoir le bilan consolidé, l'état consolidé des résultats et des bénéfices non répartis et l'état consolidé des flux de trésorerie de l'exercice terminé le 31 mars 2003 ainsi que le rapport des vérificateurs s'y rapportant;

(2) élire les administrateurs pour le prochain exercice;

(3) nommer les vérificateurs pour le prochain exercice et autoriser les administrateurs à établir leur rémunération;

(4) régler toute autre affaire qui pourrait être dûment soumise à l'assemblée et à toute reprise de celle-ci.

Seuls les porteurs d'actions ordinaires de Saputo Inc. inscrits à 17h le 20 juin 2003 ont le droit de recevoir le présent avis de convocation.

La circulaire de sollicitation de procurations pour l'assemblée est jointe à cet avis. Un exemplaire du rapport annuel aux actionnaires et un formulaire de procuration pour l'assemblée sont également joints à cet avis.

Saint-Léonard (Québec), le 10 juin 2003.

PAR ORDRE DU CONSEIL D'ADMINISTRATION

Louis-Philippe Carrière, CA
Vice-président exécutif,
finances et administration et secrétaire

Les porteurs d'actions ordinaires peuvent exercer leurs droits en assistant à l'assemblée ou en remplissant un formulaire de procuration. Les porteurs d'actions ordinaires qui ne pourront pas être présents à l'assemblée sont priés de bien vouloir signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe-réponse affranchie fournie à cette fin dans les meilleurs délais. Les droits de vote afférents à leurs actions seront exercés conformément aux instructions données dans la procuration. Si le formulaire de procuration ne contient aucune instruction, les personnes dont le nom figure sur le formulaire voteront en faveur des propositions faites par la direction.



SAPUTO INC.

CIRCULAIRE DE SOLLICITATION DE PROCURATIONS

La présente circulaire vous est remise dans le cadre de la sollicitation par la direction de SAPUTO INC. (la *Société*) de procurations qui seront utilisées pour voter à l'assemblée générale annuelle (l'*assemblée*) des porteurs d'actions ordinaires de la Société (les *actions ordinaires*) qui se tiendra le 6 août 2003 à l'heure, au lieu et aux fins indiqués dans l'avis de convocation ci-joint, et à toute reprise de celle-ci.

La sollicitation de procurations se fait principalement par la poste. Toutefois, la direction de la Société peut également solliciter, à un coût minime, des procurations par téléphone, par télécopieur ou par des entrevues personnelles. La Société rembourse aux courtiers et autres personnes qui détiennent des actions pour le compte de tiers les frais raisonnables qu'ils engagent pour envoyer aux propriétaires véritables les documents relatifs aux procurations afin d'obtenir leurs instructions. Les frais de sollicitation sont à la charge de la Société.

PROCURATIONS

Pour que les droits de vote visés par la procuration puissent être exercés à l'assemblée, le secrétaire de la Société doit recevoir la procuration au moins 48 heures avant l'assemblée. La personne qui la donne peut la révoquer à tout moment jusqu'à ce que les droits de vote en cause soient exercés. La procuration peut être révoquée par un avis écrit adressé au secrétaire de la Société si ce dernier le reçoit au plus tard le jour ouvrable précédant l'assemblée. Les pouvoirs des fondés de pouvoir peuvent aussi être révoqués si le porteur d'actions ordinaires est présent à l'assemblée et qu'il en fait la demande en déposant un avis à cet effet auprès du président de l'assemblée.

Les personnes dont le nom figure sur le formulaire de procuration ci-joint sont administrateurs et membres de la haute direction de la Société. **Tout porteur d'actions ordinaires a le droit de nommer une personne (qui n'est pas nécessairement actionnaire de la Société) autre que les personnes dont le nom figure sur le formulaire de procuration pour agir en son nom à l'assemblée. Pour exercer ce droit, le porteur d'actions ordinaires doit inscrire le nom du fondé de pouvoir de son choix dans l'espace prévu à cet effet dans le formulaire de procuration ou préparer une autre procuration en bonne et due forme.**

Les personnes dont le nom figure sur le formulaire de procuration ci-joint exerceront les droits de vote afférents aux actions pour lesquelles elles ont reçu mandat conformément aux instructions données dans le formulaire de procuration. **Si le formulaire de procuration ne contient aucune instruction, ces personnes voteront en faveur des propositions faites par la direction.**

Toute procuration donnée à n'importe laquelle des personnes nommées dans le formulaire de procuration lui confère un pouvoir discrétionnaire pour les modifications des questions indiquées dans l'avis de convocation et pour toute autre question qui pourrait être dûment soumise à l'assemblée.

ACTIONS COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS

Les actions ordinaires sont les seuls titres du capital-actions de la Société comportant droit de vote. Au 1er juin 2003, la Société avait 103 506 081 actions ordinaires en circulation. Chaque action ordinaire confère un droit de vote à son porteur.

Seuls les porteurs d'actions ordinaires inscrits à 17 h le 20 juin 2003 ont le droit de recevoir l'avis de convocation. Ils ont également droit de vote à l'assemblée et à toute reprise de celle-ci à moins qu'ils n'aient cédé leurs actions ordinaires et que le cessionnaire n'ait présenté le ou les certificats dûment endossé(s) représentant les actions ordinaires cédées ou qu'il n'ait prouvé autrement son droit de propriété sur celles-ci et qu'il n'exige, au moins 10 jours avant l'assemblée, l'inscription de son nom en bonne et due forme sur la liste des actionnaires de la Société, auquel cas le cessionnaire exerce les droits de vote afférents à ces actions ordinaires.

Dans le cadre du premier appel public à l'épargne de la Société en octobre 1997 (*le premier appel public à l'épargne*), les actionnaires initiaux de la Société, soit Gestion Jolina Inc., société de portefeuille contrôlée par M. Emanuele (Lino) Saputo, et les sociétés de portefeuille détenues et contrôlées par les frères et soeurs d'Emanuele (Lino) Saputo et leurs familles (collectivement, les *actionnaires de Saputo*) ont conclu une convention régissant leurs relations en qualité d'actionnaires de la Société. Aux termes de la convention, Gestion Jolina Inc. a reçu de tous les autres actionnaires de Saputo une procuration l'autorisant à exercer les droits de vote afférents à toutes les actions ordinaires qu'ils détenaient au moment du premier appel public à l'épargne. Au 1er juin 2003, les 34 939 962 actions détenues par Gestion Jolina Inc. combinées avec les actions ordinaires détenues par les autres actionnaires de Saputo représentaient 60 345 126 actions ordinaires, soit 58,3 % de la totalité des actions ordinaires en circulation. La convention prend fin le jour où M. Saputo cesse de détenir le contrôle de Gestion Jolina Inc., mais au plus tard le 31 décembre 2007.

À la connaissance des administrateurs et des membres de la haute direction de la Société, au 1er juin 2003, les seules personnes physiques ou morales qui étaient propriétaires inscrits ou véritables, directs ou indirects, d'au moins 10 % des actions ordinaires émises et en circulation ou qui exerçaient un contrôle ou une emprise sur celles-ci étaient les suivantes :

Nom et lieu de résidence	Type de propriété	Nombre d'actions ordinaires	% de la catégorie
Gestion Jolina Inc.	Propriétaire inscrit	34 939 962 (1)	33,8 %
Montréal (Québec)	Procuration	25 405 164	24,5 %

(1) Comprend 1 511 628 actions ordinaires détenues par Jolina Capital Inc., l'unique actionnaire de Gestion Jolina Inc.

ÉLECTION DES ADMINISTRATEURS

Pour l'exercice 2004, la direction propose que le conseil d'administration soit composé de dix membres. **Sauf lorsque l'autorisation de voter en faveur des administrateurs est révoquée, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR l'élection des dix candidats dont le nom figure au tableau ci-après.** Chaque administrateur élu demeurera en fonction jusqu'à la prochaine assemblée annuelle ou jusqu'à ce que son successeur soit dûment élu, à moins que son poste ne devienne vacant plus tôt conformément aux dispositions pertinentes des lois applicables.

Le tableau ci-dessous indique le nom et le lieu de résidence de chaque personne proposée par la direction comme candidat au poste d'administrateur, l'année au cours de laquelle chaque candidat est devenu administrateur pour la première fois, les principales fonctions de celui-ci et le nombre d'actions ordinaires dont il était, directement ou indirectement, propriétaire véritable ou sur lesquelles il exerçait un contrôle ou une emprise au 10 juin 2003.

Nom et lieu de résidence	Administrateur depuis	Fonctions principales	Actions ordinaires détenues en propriété effective ou sur lesquelles est exercé un contrôle ou une emprise
EMANUELE (LINO) SAPUTO [(2)] Senneville (Québec)	1992	Président du conseil et chef de la direction de la Société	60 345 126[(1)]
ANDRÉ BÉRARD [(2)] Verdun (Québec)	1997	Président du conseil d'une banque à charte canadienne	8 125
CLAUDE BLANCHET [(3)] ÎLE-BIZARD (QUÉBEC)	2000	Administrateur de sociétés	–
PIERRE BOURGIE [(2) (3)] Outremont (Québec)	1997	Président et chef de la direction de la Société Financière Bourgie Inc. (société de portefeuille)	465 000
FRANK A. DOTTORI Témiscamingue (Québec)	2003	Président et chef de la direction de Tembec Inc. (société de produits forestiers)	--
JEAN GAULIN San Antonio, Texas	2003	Administrateur de sociétés	6 200
CATERINA MONTICCIOLO, CA Laval (Québec)	1997	Présidente de Julvest Capital Inc. (société de portefeuille)	119 000
LINO A. SAPUTO, JR. Westmount (Québec)	2001	Président et chef de l'exploitation, division fromage (États-Unis)	33 584
PATRICIA SAPUTO, CA, PF Laval (Québec)	1999	Présidente de Gestion Pasa Inc. (société de portefeuille)	17 200
LOUIS A. TANGUAY [(3)] Laval (Québec)	1997	Administrateur de sociétés	4 000

(1) Les actions sont détenues par Jolina Capital Inc. et Gestion Jolina Inc., deux sociétés de portefeuille contrôlées par M. Emanuele (Lino) Saputo, et par d'autres sociétés de portefeuille appartenant à ses frères et soeurs et à leurs familles, et contrôlées par ceux-ci, lesquels ont tous donné à Gestion Jolina Inc. une procuration l'autorisant à exercer les droits de vote afférents aux actions ordinaires qu'ils détenaient au moment du premier appel public à l'épargne de la Société. Voir « Actions comportant droit de vote et principaux porteurs ».

(2) Membres du comité de régie d'entreprise et des ressources humaines.

(3) Membres du comité de vérification.

Au cours des cinq dernières années, tous les candidats nommés ci-dessus ont exercé les principales fonctions indiquées en regard de leur nom ou occupé d'autres postes de direction au sein des mêmes sociétés ou de sociétés liées ou du même groupe, sauf : M. Lino A. Saputo, Jr., qui, du 1er janvier 2000 au 15 janvier 2001, était adjoint du président d'Uniforêt Inc. (société d'exploitation forestière); M. Claude Blanchet qui, jusqu'à mai 2003, occupait le poste de Président du conseil, président et chef de la direction de la Société générale de financement du Québec; et M. Jean Gaulin qui, du 1er janvier 1999 au 31 décembre 2001, était président et chef de la direction d'Ultramar Diamond Shamrock, du 1er janvier 2000 au 31 décembre 2001 était en plus président du conseil pour la même société et depuis le 1er janvier 2002, est administrateur de sociétés.

Les informations quant aux actions dont chaque candidat était propriétaire véritable ou sur lesquelles il exerçait un contrôle ou une emprise au 10 juin 2003 ont été fournies par lui personnellement, ces informations n'étant pas connues de la Société.

RÉMUNÉRATION DE LA HAUTE DIRECTION

Le tableau suivant présente un résumé de la rémunération gagnée sous forme de salaire, de prime ou autre au cours des exercices terminés les 31 mars 2003, 2002 et 2001 par les cinq membres de la haute direction de la Société les mieux rémunérés (collectivement, les *membres de la direction désignés*). Certains aspects de cette rémunération sont traités plus en détail dans les tableaux qui suivent.

		Rémunération annuelle			Rémunération à long terme	
					Octrois	
Nom et fonctions principales	**Année**	**Salaire [1] ($)**	**Prime [1] ($)**	**Autre rémunération annuelle [2] ($)**	**Nombre d'actions ordinaires visées par des options octroyées[3]**	**Autres avantages ($)**
Emanuele (Lino) Saputo Président du conseil et chef de la direction	2003 $ CA 2002 $ CA 2001 $ CA	600 000 600 000 400 000	330 000 300 000 200 000	- - -	- - -	- - -
Lino A. Saputo, Jr. Président et chef de l'exploitation, division fromage (États-Unis)[4]	2003 $ US 2002 $ CA 2002 $ CA 2001 $ CA	335 000 48 000 286 000 42 300	184 250 14 000 141 000 -	- - - -	33 114 23 053 34 579 -	- - - -
Dino Dello Sbarba Président et chef de l'exploitation, division fromage (Canada)	2003 $ CA 2002 $ CA 2002 $ US 2001 $ CA 2001 $ US	475 000 365 500 73 000 140 000 210 000	261 250 197 000 21 000 59 000 81 000	- - - - -	31 301 23 053 34 579 31 112 46 666	- - - - -
Louis-Philippe Carrière Vice-président exécutif, finances et administration et secrétaire	2003 $ CA 2003 $ US 2002 $ CA 2002 $ US 2001 $ CA 2001 $ US	380 000 63 000 146 000 219 000 140 000 210 000	152 000 25 200 61 000 84 000 59 000 81 000	- - - - - -	25 041 6 260 23 053 34 579 31 112 46 666	- - - - - -
Pierre Leroux Vice-président exécutif, ressources humaines et affaires corporatives	2003 $ CA 2003 $ US 2002 $ CA 2002 $ US 2001 $ CA 2001 $ US	380 000 63 000 146 000 219 000 140 000 210 000	152 000 25 200 61 000 84 000 59 000 81 000	- - - - - -	25 041 6 260 23 053 34 579 31 112 46 666	- - - - - -

(1) La répartition du salaire et de la prime des membres de la direction désignés en dollars américains et en dollars canadiens reflète la participation de ces individus dans les activités américaines et canadiennes de la Société, respectivement.

(2) Ne comprend pas les avantages indirects et autres avantages personnels qui, au total, ne dépassent pas le moindre de 50 000 $ ou 10 % du total du salaire annuel et de la prime des membres de la direction désignés pour l'exercice.

(3) Les données des années antérieures ont été redressées afin de refléter le dividende en actions sur les actions ordinaires du 23 novembre 2001, lequel a eu le même effet qu'un fractionnement des actions à raison de deux pour une.

(4) M. Lino A. Saputo, Jr. a été absent de la Société du 1er janvier 2000 au 15 janvier 2001. Le tableau démontre la rémunération effectivement gagnée durant l'exercice 2001. Annuellement, M. Saputo aurait gagné 200 000 $ CA en salaire pour l'exercice 2001.

La rémunération globale payée en espèces par la Société et ses filiales aux membres de la haute direction de la Société pour services rendus au cours de l'exercice 2003, notamment sous forme de salaire et de prime, s'établissait à 3 629 250 $ CA et à 695 650 $ US.

RÉGIME D'OPTIONS D'ACHAT D'ACTIONS

Le 15 octobre 1997, avant la clôture de son premier appel public à l'épargne, la Société a mis sur pied un régime d'options d'achat d'actions (le *régime*) pour les employés à temps plein, membres de la haute direction et administrateurs de la Société. Le régime a pour but d'aider la Société à recruter et à retenir à son service des employés, membres de la haute direction et administrateurs qui possèdent l'expérience et la compétence voulues ainsi qu'à encourager leur actionnariat.

Le nombre total d'actions ordinaires pouvant être émises aux termes du régime ne pouvait initialement dépasser 3 000 000. Lors de l'assemblée générale annuelle et extraordinaire tenue le 1er août 2001, ce nombre a été augmenté de 4 000 000 d'actions ordinaires pour un total de 7 000 000 d'actions ordinaires pouvant être émises aux termes du régime. Après avoir donné effet au dividende en actions du 23 novembre 2001, lequel a eu le même effet qu'un fractionnement des actions à raison de deux pour une, le nombre total d'actions ordinaires pouvant être émises aux termes du régime est maintenant de 14 000 000.

Les modalités et le prix de levée de chaque option, le nombre d'actions ordinaires visées par chacune ainsi que les périodes d'acquisition des options sont déterminés par le comité de régie d'entreprise et des ressources humaines au moment de l'octroi des options. Cependant, le régime prévoit que le prix de levée ne peut être inférieur au cours de clôture des actions ordinaires à la Bourse de Toronto le jour ouvrable précédant immédiatement la date de l'octroi. Les options octroyées aux termes du régime ne peuvent être cédées, et expirent dix ans après la date de l'octroi. Le nombre maximum d'actions ordinaires qui peuvent être visées par des options octroyées en faveur d'une personne donnée ne peut dépasser le maximum permis aux termes des règles établies par les autorités de réglementation intéressées.

Au 31 mars 2003, 3 784 944 options étaient en cours de validité. En date du 1er avril 2003, le comité de régie d'entreprise et des ressources humaines a octroyé un total de 1 336 396 options aux participants aux termes du régime au prix de levée de 22,50 $ l'action. Des 5 059 881 options en cours de validité au 1er juin 2003, 1 824 961 pouvaient être levées et 3 234 920 seront acquises au taux de 20 % par année à chacun des cinq premiers anniversaires de la date de leur octroi.

Du panier de 14 000 000 d'actions ordinaires, 7 628 058 étaient disponibles au 1er juin 2003.

Options octroyées au cours du plus récent exercice complété

Le tableau ci-dessous présente les options octroyées aux termes du régime aux membres de la direction désignés au cours de l'exercice terminé le 31 mars 2003.

Nom	Nombre d'actions ordinaires visées par des options octroyées	% du total des options octroyées aux employés au cours de l'exercice	Prix de levée [1] ($/action)	Cours des actions ordinaires sous-jacentes aux options à la date de l'octroi ($/action) [1]	Date d'expiration
Emanuele (Lino) Saputo	-	-	-	-	-
Lino A. Saputo, Jr.	33 114	3,54	30,35	30,35	2012-04-01
Dino Dello Sbarba	31 301	3,35	30,35	30,35	2012-04-01
Louis-Philippe Carrière	31 301	3,35	30,35	30,35	2012-04-01
Pierre Leroux	31 301	3,35	30,35	30,35	2012-04-01

(1) Représente le cours de clôture des actions ordinaires à la Bourse de Toronto le 29 mars 2002, soit le jour ouvrable précédant immédiatement le 1er avril 2002, qui était la date de l'octroi.

Options totales exercées au cours du plus récent exercice financier complété et valeur des options à la fin de l'exercice

Le tableau ci-dessous présente, pour chacun des membres de la direction désignés, les options levées au cours de l'exercice terminé le 31 mars 2003, ainsi que les options non levées et la valeur des options en jeu non levées au 31 mars 2003 aux termes du régime. Il est à noter que les options non levées peuvent ne jamais être levées et que la valeur des options en jeu non levées peut ne jamais être réalisée.

Nom	Nombre d'actions ordinaires acquises à la levée	Valeur totale réalisée [1] ($)	Nombre d'options non levées au 31 mars 2003		Valeur des options en jeu non levées au 31 mars 2003 [2]	
			Pouvant être levées	Ne pouvant pas être levées	Pouvant être levées ($)	Ne pouvant pas être levées ($)
Emanuele (Lino) Saputo	-	-	-	-	-	-
Lino A. Saputo, Jr.	-	-	11 526	79 220	40 341	161 371
Dino Dello Sbarba	-	-	99 000	145 713	634 041	648 199
Louis-Philippe Carrière	-	-	49 482	145 713	333 939	648 199
Pierre Leroux	-	-	74 688	143 431	424 426	640 840

(1) La valeur totale réalisée lors de la levée correspond à la différence entre le cours de clôture des actions ordinaires à la Bourse de Toronto à la date de levée et le prix de levée de l'option.

(2) La valeur d'une option en jeu non levée à la fin de l'exercice correspond à la différence entre le cours de clôture des actions ordinaires à la Bourse de Toronto le 31 mars 2003, soit 22,50 $ l'action, et le prix de levée de l'option.

CESSATION D'EMPLOI ET CHANGEMENT DE CONTRÔLE

Aucun contrat, aucune entente ni aucun autre engagement relatif à l'emploi, à une cessation d'emploi, à un changement de contrôle ou à un changement de responsabilités découlant d'un changement de contrôle n'existe entre la Société et les membres de sa haute direction.

COMITÉ DE RÉGIE D'ENTREPRISE ET DES RESSOURCES HUMAINES

Composition du comité

Le comité de régie d'entreprise et des ressources humaines (le *comité de régie d'entreprise*) est composé de trois membres du conseil d'administration, soit deux administrateurs considérés comme reliés à la Société (MM. Emanuele (Lino) Saputo et André Bérard) et un administrateur non relié (M. Pierre Bourgie). Voir la ligne directrice 3 de l'Annexe A, intitulée « Énoncé des pratiques en matière de régie d'entreprise » et jointe aux présentes.

Mandat du comité

Le conseil d'administration de la Société a attribué au comité diverses fonctions qui peuvent être résumées comme suit:

(i) réviser la politique de rémunération de la haute direction de la Société;

(ii) décider des octrois d'options et des objectifs de rendement financier relatifs aux primes de la haute direction de la Société;

(iii) réviser les pratiques de régie d'entreprise de la Société et faire des recommandations au conseil d'administration à cet égard;

(iv) assurer la planification adéquate de la relève des dirigeants de la Société et faire des recommandations au conseil d'administration à cet égard;

(v) passer en revue la rémunération des administrateurs en leur qualité d'administrateurs et faire des recommandations au conseil d'administration à cet égard;

(vi) mettre en place un processus uniforme et transparent pour sélectionner des candidats en vue de leur élection au conseil d'administration et recruter de nouveaux candidats, et faire des recommandations au conseil d'administration à cet égard;

(vii) mettre en place un processus d'évaluation annuelle de l'efficacité du conseil d'administration et de ses divers comités.

Rapport sur la rémunération de la haute direction

Principes généraux régissant la rémunération de la haute direction

Au cours de l'exercice terminé le 31 mars 1999, la Société a révisé sa politique de rémunération à la suite d'une étude menée par des experts-conseils en rémunération. Au cours de cette étude, ces derniers ont analysé les politiques salariales de plusieurs sociétés de fabrication et de distribution en tenant compte de la taille de la Société, des marchés géographiques dans lesquels elle exerce ses activités et des responsabilités données à ses membres de la haute direction (le *groupe de comparaison*).

Au cours de l'exercice 2003, la rémunération des membres de la haute direction de la Société, y compris les membres de la direction désignés, comportait trois volets, soit le salaire de base, la prime et les options. La politique de rémunération de l'exercice 2003 a été déterminée sur la base des principes établis durant l'exercice 1999 et des sondages de rémunération effectués en mars 2002. Le comité de régie d'entreprise est d'avis que la nouvelle politique de rémunération se compare à celle de sociétés canadiennes de même envergure ayant des activités aux États-Unis.

Le texte qui suit présente un résumé des principes selon lesquels la rémunération de la haute direction a été établie pour l'exercice 2003. La politique de rémunération vise à recruter et à retenir des personnes compétentes et capables d'assurer le succès à court et à long terme de la Société.

Salaire de base

Pour l'exercice 2003, le salaire de base a été réévalué en fonction des principes établis durant l'exercice 1999 après l'étude du groupe de comparaison et des sondages de rémunération effectués en mars 2002 de même que selon des critères plus subjectifs comme l'équité interne et la performance antérieure de chaque membre de la haute direction. Le salaire de base se situe dans le haut de la fourchette des salaires de base versés par les sociétés canadiennes faisant partie du groupe de comparaison et dans le milieu de la fourchette des salaires de base offerts par les sociétés américaines. Étant donné l'importance des activités de la Société aux États-Unis et du rôle de certains des membres de la direction désignés, une partie du salaire de base de ces membres de la direction désignés pour l'exercice 2003 a été versée en dollars américains afin qu'il soit tenu compte des systèmes de rémunération aux États-Unis pour des postes semblables.

Le comité de régie d'entreprise est d'avis que la rémunération offerte aux membres de la haute direction sous forme de salaire de base reflète les salaires offerts pour des postes comportant des responsabilités et une complexité comparables, ainsi que les critères d'équité interne et les compétences et l'expérience des membres de la haute direction de la Société.

Primes incitatives annuelles

Pour l'exercice 2003, le comité de régie d'entreprise a établi, en début d'exercice, les objectifs de rendement financier à atteindre par la Société ainsi que le montant de la prime maximale pouvant être versée à chaque membre de la haute direction si les objectifs étaient atteints.

Selon le régime, une prime ne pouvait être versée que si la Société atteignait au moins 85 % des objectifs de rendement financier et, dans ce cas, les paiements étaient proportionnels au niveau réellement atteint. Ainsi, la prime maximale à payer à chaque membre de la haute direction ne lui était versée que si la Société atteignait ou dépassait les objectifs de rendement fixés en début d'exercice.

Pour l'exercice 2003, la prime versée à chaque membre de la haute direction autre que le chef de la direction représentait entre 40 % et 55 % de son salaire de base. Étant donné l'importance des activités de la Société aux États-Unis, comme pour le salaire de base, une partie des primes a été versée en dollars américains à certains des membres de la direction désignés afin qu'il soit tenu compte des systèmes de rémunération aux États-Unis pour des postes semblables.

Après examen du régime de primes, le comité de régie d'entreprise est d'avis que les principes sous-jacents sont suffisamment définis et qu'ils encouragent bien les membres de la haute direction à se surpasser.

Régime d'intéressement à long terme (options)

Des options d'achat d'actions ordinaires peuvent être octroyées à l'occasion aux membres de la haute direction et autres employés clés aux termes du régime d'options d'achat d'actions pour les encourager à rechercher la rentabilité à long terme et à optimiser le rendement tiré par les actionnaires.

Le 1er avril 2002, le comité de régie d'entreprise a octroyé des options à des membres de la haute direction pour l'exercice terminé le 31 mars 2003. Le nombre d'options octroyées variait en fonction du poste occupé et représentait un pourcentage du salaire de base, sans tenir compte du nombre d'options déjà détenu par l'intéressé. Voir « Régime d'options d'achat d'actions » pour connaître les modalités des options, y compris les périodes d'acquisition.

Chef de la direction

Pour l'exercice 2003, le salaire de base et la prime ainsi que l'évaluation de la performance du chef de la direction ont été basés sur les mêmes principes que ceux établis pour les autres membres de la haute direction de la Société. Le salaire de base du chef de la direction se situe dans le milieu de la fourchette des salaires de base versés par les sociétés canadiennes faisant partie du groupe de comparaison et dans le bas de l'échelle des salaires de base offerts par les sociétés américaines. Au cours de l'exercice 2003, aucune option n'a été octroyée au chef de la direction étant donné que sa participation à titre de principal actionnaire de la Société constitue une mesure d'intéressement à long terme suffisante.

Les membres du comité de régie d'entreprise dont le nom figure ci-après ont approuvé le rapport présenté ci-dessus et son inclusion dans la présente circulaire de sollicitation de procurations.

André Bérard, président
Pierre Bourgie
Emanuele (Lino) Saputo

GRAPHIQUE DE RENDEMENT

Le graphique qui suit compare, sur une base annuelle, le rendement cumulatif total pour un actionnaire d'un placement de 100 $ dans les actions ordinaires avec celui de l'indice composé S & P/TSX de la Bourse de Toronto au cours de la période commençant le 15 octobre 1997, date de l'inscription des actions ordinaires à la cote de cette bourse, et se terminant le 31 mars 2003.



Saputo
S & P/TSX Composé
Rendement cumulatif total depuis le premier appel public à l'épargne
Investissement fait le 15 octobre 1997
15 octobre 1997 = $100
400
350
300
250
200
150
100
50
97/10/15
98/03/31
99/03/31
00/03/31
01/03/31
02/03/31
03/03/31

	97/10/15	98/03/31	99/03/31	00/03/31	01/03/31	02/03/31	03/03/31
SAPUTO	100	217	234	161	229	369	277
S & P/TSX COMPOSÉ	100	107	95	138	112	118	97

RÉMUNÉRATION DES ADMINISTRATEURS

Chaque administrateur qui n'est ni dirigeant ni employé salarié de la Société touche une rémunération annuelle de 25 000 $ ainsi que des jetons de présence de 1 250 $ par réunion du conseil d'administration ou de l'un de ses comités à laquelle il assiste. Le président d'un comité touche aussi une rémunération annuelle supplémentaire de 5 000 $. Au cours de l'exercice 2003, la Société a octroyé à chaque administrateur qui n'était ni dirigeant ni employé salarié de la Société 1 000 options aux termes du régime d'options d'achat d'actions pour ses services en qualité d'administrateur de la Société. Voir « Régime d'options d'achat d'actions ».

ASSURANCE DES ADMINISTRATEURS ET DIRIGEANTS

La Société souscrit une assurance de la responsabilité civile d'au plus 25 millions de dollars pour ses administrateurs et membres de la direction en tant que groupe, laquelle est sujette à une franchise d'un montant de 250 000$. Pour l'exercice 2003, la prime annuelle totale de cette assurance s'est élevée à 109 000 $, dont la totalité a été payée par la Société et imputée au revenu.

PRÊTS AUX MEMBRES DE LA HAUTE DIRECTION

Aucun des administrateurs et autres membres de la haute direction de la Société, ni aucune des personnes avec qui ils ont des liens, n'a contracté de dettes envers la Société, que ce soit sous forme de prêts, d'avances ou de garanties de dette.

ÉNONCÉ DES PRATIQUES DE RÉGIE D'ENTREPRISE

Le conseil d'administration croit que de bonnes pratiques de régie d'entreprise sont importantes et a donc délégué au comité de régie d'entreprise la responsabilité de réviser les pratiques de régie d'entreprise de la Société et de faire des recommandations en la matière au conseil d'administration.

En 1995, la Bourse de Toronto (la *TSX*) a adopté une exigence selon laquelle chaque société inscrite et constituée au Canada doit démontrer ses pratiques en matière de régie d'entreprise en faisant des renvois à une série de lignes directrices (les *lignes directrices*). En 2002, la TSX a proposé certains changements aux lignes directrices (les *lignes directrices proposées*), lesquelles entreront en vigueur sur approbation par la Commission des valeurs mobilières de l'Ontario, après une période de publication et de commentaires.

L'actionnaire important de la Société est son fondateur, qui détient actuellement dans l'ensemble, directement ou indirectement, 58,3% de la totalité des actions ordinaires en circulation, ou encore qui exerce un contrôle ou une emprise sur celles-ci, comme il a été divulgué précédemment dans la présente circulaire. Les lignes directrices reconnaissent qu'un certain nombre de sociétés ont un actionnaire important. Le conseil d'administration croit que la valeur de la participation en actions de l'actionnaire important dans la Société assure que l'intérêt de ce dernier corresponde à celui des autres actionnaires de la Société. Le conseil d'administration croit que les pratiques actuelles de la Société en matière de régie d'entreprise et la mise en œuvre des mesures énoncées ci-après sont appropriées dans les circonstances et sont efficaces et que des structures, procédures et pratiques appropriées sont en place pour assurer l'efficacité du conseil d'administration, son indépendance par rapport à la direction et une représentation juste de l'investissement des actionnaires minoritaires de la Société.

Bien que les lignes directrices proposées n'aient pas encore été adoptées, la Société a déjà commencé à mettre en oeuvre certaines mesures afin d'améliorer ses pratiques en matière de régie d'entreprise. Plus spécifiquement, la Société est heureuse d'annoncer la mise en place des mesures suivantes :

(i) deux administrateurs non-reliés ont été ajoutés au conseil d'administration;

(ii) la composition du comité de vérification a été modifiée de sorte qu'il est maintenant composé exclusivement d'administrateurs non-reliés;

(iii) le conseil d'administration a adopté une politique de divulgation, laquelle confirme les pratiques existantes de la Société visant à assurer la divulgation précise et en temps opportun de son information;

(iv) le conseil d'administration a adopté une politique sur les services qui peuvent être fournis par les vérificateurs externes de la Société et par d'autres cabinets d'experts-comptables, laquelle prévoit que les vérificateurs ne peuvent fournir certains services à la Société et établit également des limites suivant lesquelles l'attribution de certains mandats requiert l'approbation préalable du comité de vérification.

La Société entend continuer la révision de ses pratiques en matière de régie d'entreprise à la lumière des lignes directrices et des lignes directrices proposées. L'annexe A jointe à la présente circulaire divulgue les pratiques en matière de régie d'entreprise de la Société en abordant chacune des lignes directrices.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

La Société fournit à l'occasion des services à d'autres sociétés contrôlées par les actionnaires de Saputo, ou en reçoit d'elles, moyennant une contrepartie égale à la juste valeur marchande de ces services.

M. André Bérard est président du conseil d'une banque à charte canadienne qui agit à titre de prêteur et de co-mandataire pour le consortium bancaire aux termes de certaines facilités de crédit de la Société.

NOMINATION DES VÉRIFICATEURS

Deloitte & Touche, comptables agréés, agissent comme vérificateurs de la Société depuis 1992.

Sauf révocation de l'autorisation de voter en faveur de la nomination de Deloitte & Touche, les personnes dont le nom figure sur le formulaire de procuration ont l'intention de voter POUR la nomination de Deloitte & Touche, comptables agréés, comme vérificateurs de la Société et POUR autoriser le conseil d'administration à établir la rémunération de ces derniers. Les vérificateurs seront en fonction jusqu'à la prochaine assemblée annuelle des actionnaires ou jusqu'à la nomination de leurs successeurs.

GÉNÉRALITÉS

Sauf indication contraire, les renseignements figurant aux présentes sont fournis en date du 1er juin 2003. À l'heure actuelle, la direction de la Société n'est au courant d'aucune question qui pourrait être soumise à l'assemblée autre que celles indiquées dans l'avis de convocation. Si d'autres questions non connues sont soumises à l'assemblée en bonne et due forme, les personnes nommées dans le formulaire de procuration voteront sur ces questions selon leur meilleur jugement.

APPROBATION DES ADMINISTRATEURS

Les administrateurs de la Société ont approuvé le contenu et l'envoi de la présente circulaire.

Saint-Léonard (Québec), le 10 juin 2003.

Le président du conseil,



Emanuele (Lino) Saputo

ANNEXE « A »

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE
RÉGIE D'ENTREPRISE DE SAPUTO INC.
EN DATE DU 10 JUIN 2003

Lignes directrices en matière de régie d'entreprise	Commentaires
1. Le conseil d'administration devrait assumer explicitement la responsabilité de gérance de la Société et, plus particulièrement, de ce qui suit :	Le conseil d'administration est juridiquement tenu de surveiller la gestion des affaires de la Société afin de s'assurer que les ressources de la Société sont gérées de façon à rehausser la valeur de l'investissement des actionnaires et à créer de la valeur économique. Le conseil d'administration a le mandat de surveiller la gestion de l'entreprise et des affaires de la Société. Afin de mieux accomplir son mandat, le conseil d'administration a formellement reconnu sa responsabilité pour, notamment, (i) réviser, au moins une fois l'an, l'orientation stratégique de la Société et les plans mis en place à cet égard ; (ii) identifier, conjointement avec la direction, les principaux risques d'affaires de la Société et les systèmes mis en place pour gérer ces risques ; (iii) assurer adéquatement la planification de la relève au niveau de la direction, notamment nommer, former et superviser la haute direction ; (iv) maintenir une politique de communication appropriée avec les actionnaires, les investisseurs institutionnels et les participants dans le marché financier ; et (v) superviser l'efficacité des systèmes de contrôle interne et de gestion de l'information. Le conseil d'administration a pris, au besoin, des mesures spécifiques à ces sujets. Certaines de ces responsabilités ont été déléguées au comité de régie d'entreprise et des ressources humaines (le *comité de régie d'entreprise*) et au comité de vérification.
a) l'adoption d'un processus de planification stratégique.	Le conseil d'administration rencontre la direction au moins au début de chaque exercice afin de discuter du plan stratégique préparé par la direction; le conseil d'administration révise ensuite trimestriellement les résultats et accomplissements de la Société par rapport aux objectifs énoncés dans le plan stratégique. Le chef de la direction a la responsabilité d'informer le conseil d'administration de tous les développements importants qui peuvent avoir un impact sur la Société ou son industrie.
b) l'identification des principaux risques associés à l'entreprise de la Société et la prise de mesures assurant la mise en oeuvre de systèmes appropriés permettant la gestion de ces risques.	Par l'entremise du comité de vérification, le conseil d'administration identifie les principaux risques associés à l'entreprise de la Société, assure la mise en œuvre de mesures appropriées pour gérer ces risques et reçoit régulièrement des rapports de la direction à ces sujets.
c) la planification de la relève, y compris la	Le comité de régie d'entreprise est responsable, entre autres,

désignation, la formation et la supervision des hauts dirigeants.

d'assurer adéquatement pour la Société la planification de la relève au niveau de la direction et de faire des recommandations au conseil d'administration à ce sujet.

d) la politique en matière de communication.

Le comité de vérification est responsable de la révision des états financiers annuels et trimestriels de la Société et des autres documents d'information requis par les autorités de réglementation, et ces documents sont approuvés par le conseil d'administration avant leur envoi. Le conseil d'administration a la responsabilité de maintenir une politique de communication appropriée avec les actionnaires, les investisseurs institutionnels et les participants dans le marché financier. Afin de maintenir des standards élevés en matière de divulgation, le conseil d'administration a adopté, en novembre 2002, une politique de divulgation qui confirme les pratiques de la Société. Cette politique a pour but d'assurer que les communications au public investisseur en général sont à la fois ponctuelles, factuelles et précises et que l'information est divulguée conformément aux exigences juridiques et réglementaires de la Bourse de Toronto et des commissions des valeurs mobilières.

e) l'intégrité des systèmes de contrôle interne et d'information de gestion.

Le comité de vérification, qui se rapporte au conseil d'administration, a la responsabilité de s'assurer que les systèmes de contrôle interne et d'information de gestion de la Société sont adéquats. Le comité de vérification rencontre régulièrement le vice-président exécutif, finances et administration et les vérificateurs externes afin d'examiner les questions liées à la présentation de l'information financière, aux pratiques comptables, aux nouvelles normes comptables proposées, aux systèmes comptables internes ainsi qu'aux procédures et contrôles financiers et aux procédures et programmes de vérification. Dans l'exercice de son mandat, le comité de vérification a accès au département de vérification interne de la Société. Voir également la ligne directrice 1 b) et d) ci-dessus relativement au rôle du comité de vérification.

2. a) La majorité des administrateurs devraient être « non reliés » (indépendants de la direction et libres de tout conflit d'intérêts) à la Société et à l'actionnaire important de la Société, s'il en est.

Actuellement, dix (10) individus sont nommés à titre d'administrateurs de la Société; huit (8) d'entre eux sont des administrateurs externes et cinq (5) d'entre eux sont des administrateurs « non reliés ».

Pour établir quels administrateurs sont « non reliés », le comité de régie d'entreprise a identifié ceux qui ne sont pas des dirigeants de la Société ou de l'une de ses filiales et qui n'ont aucune relation avec la Société qui pourrait être raisonnablement perçue comme pouvant nuire de façon importante à leur capacité d'agir au mieux des intérêts de la Société.

Au cours de l'exercice 1999, la Société a indiqué son intention d'ajouter deux (2) administrateurs « non reliés » au conseil d'administration au cours des quatre (4) années à venir. Au cours de l'exercice 2001, M. Claude Blanchet a été élu au conseil d'administration et en avril et juin 2003, MM. Jean Gaulin et Frank A. Dottori ont également été respectivement nommés

administrateurs. Suite à ces nominations, le conseil d'administration est maintenant composé également d'administrateurs « reliés » et « non reliés ». La Société a l'intention d'ajouter un (1) administrateur « non relié » au conseil d'administration au cours des deux (2) prochaines années afin que ce dernier soit composé d'une majorité d'administrateurs « non reliés ».

La Société est d'avis que la présence des cinq (5) administrateurs « non reliés » reflète adéquatement l'investissement des actionnaires minoritaires dans la Société.

b) Si la Société compte un actionnaire important, le conseil d'administration doit inclure un certain nombre d'administrateurs qui n'ont pas de participation dans l'actionnaire important ni aucune relation avec lui.

Le conseil d'administration est composé de cinq (5) administrateurs n'ayant aucune participation, relation ni lien d'affaires avec l'actionnaire important.

3. Le conseil d'administration doit divulguer son analyse quant à la détermination des administrateurs « reliés » ou « non reliés ».

- À titre de président du conseil et chef de la direction de la Société, M. Emanuele (Lino) Saputo est un administrateur « relié ».
- Étant donné que M. André Bérard est président du conseil d'une banque à charte canadienne qui agit comme prêteur et co-mandataire du consortium bancaire aux termes de certaines facilités de crédit de la Société, le conseil d'administration a adopté une approche conservatrice par rapport aux lignes directrices en le qualifiant d'administrateur « relié ».
- M. Claude Blanchet est un administrateur « non relié ».
- M. Pierre Bourgie est un administrateur « non relié ».
- M. Frank A. Dottori est un administrateur « non relié ».
- M. Jean Gaulin est un administrateur « non relié ».
- À titre de membre du groupe d'actionnaires de contrôle de la Société, Mme Caterina Monticciolo est un administrateur « relié ».
- À titre de membre du groupe d'actionnaires de contrôle de la Société et à titre de président et chef de l'exploitation, division fromage (États-Unis) de la Société, M. Lino A. Saputo, Jr., est un administrateur « relié ».
- À titre de membre du groupe d'actionnaires de contrôle de la Société, Mme Patricia Saputo est un administrateur « relié ».
- M. Louis A. Tanguay est un administrateur « non relié ».

4. a) Le conseil d'administration devrait nommer un comité d'administrateurs chargé de lui proposer de nouveaux candidats aux postes d'administrateurs et d'évaluer les administrateurs régulièrement.

Le comité de régie d'entreprise est responsable (i) d'implanter un processus uniforme et transparent de sélection de candidats aux postes d'administrateurs et de recrutement de nouveaux candidats aptes à devenir membres du conseil et de faire des recommandations au conseil d'administration à ces sujets, et (ii) d'implanter un processus afin d'évaluer annuellement l'efficacité du conseil d'administration et de ses différents comités. Au cours de l'exercice 2003, le comité de régie d'entreprise s'est réuni cinq (5) fois.

Bien qu'il n'existe aucun processus formel d'évaluation des administrateurs, ceux-ci peuvent discuter entre eux de la prestation

	d'un co-administrateur ou s'adresser au président du comité de régie d'entreprise à ce sujet, qui verra à mettre en œuvre les mesures nécessaires afin de traiter de toute préoccupation concernant le bon fonctionnement du conseil d'administration et de ses comités.
b) Le comité d'administrateurs devrait être composé exclusivement d'administrateurs externes (ne faisant pas partie de la direction), dont la majorité sont « non reliés ».	Le comité est composé de trois (3) membres, qui sont tous des administrateurs externes, à l'exception de M. Emanuele (Lino) Saputo. De ces trois (3) membres, deux (2) sont considérés « reliés » et un (1) seul est considéré « non relié ». La Société a l'intention de réviser la composition de ce comité au cours de l'exercice 2004 afin d'améliorer sa conformité aux lignes directrices.
5. Le conseil d'administration devrait mettre en place un mécanisme pour évaluer l'efficacité du conseil et de ses comités et l'apport des différents administrateurs.	Le comité de régie d'entreprise est responsable de l'implantation d'un processus afin d'évaluer annuellement l'efficacité du conseil d'administration et de ses différents comités. Bien qu'aucun processus formel d'évaluation des administrateurs ne soit actuellement en place (voir la ligne directrice 4 a) ci-dessus), le conseil d'administration révise annuellement les réalisations de ses deux (2) comités par rapport à leurs mandats afin d'évaluer leur efficacité et le conseil d'administration révise également la liste des candidats au conseil d'administration dans le cadre de la préparation de l'assemblée annuelle des actionnaires.
6. La Société devrait offrir des programmes d'orientation et de formation aux nouveaux administrateurs.	Le conseil d'administration considère que l'orientation et la formation des nouveaux administrateurs contribuent grandement à assurer une régie d'entreprise responsable. En s'assurant que les membres du conseil d'administration sont informés de manière appropriée des affaires de la Société, le conseil d'administration considère qu'il respecte cette ligne directrice. Les nouveaux administrateurs reçoivent les documents d'information continue de la Société, copie des mandats du conseil d'administration et de ses comités et les procès-verbaux des réunions antérieures du conseil d'administration. Les administrateurs rencontrent également les membres de la direction afin de discuter des affaires de la Société et sont invités à assister aux assemblées des actionnaires de la Société et à visiter certaines des installations de la Société. Les membres du conseil d'administration tiennent aussi annuellement une réunion de planification stratégique avec la direction. Voir la ligne directrice 1 a) ci-dessus.
7. Le conseil d'administration devrait revoir sa taille et examiner sa composition en vue d'améliorer son efficacité.	Après avoir revu sa taille, le conseil d'administration a déterminé qu'un conseil d'administration composé de neuf (9) à onze (11) administrateurs était approprié pour la prise de décisions. Suite aux nominations de M. Jean Gaulin en avril 2003 et de M. Frank A. Dottori en juin 2003, le conseil d'administration est maintenant composé de dix (10) membres. La Société a l'intention d'ajouter un (1) administrateur « non relié » au conseil d'administration au cours des deux (2) prochaines années afin que ce dernier soit composé d'une majorité d'administrateurs « non reliés ».
8. Le conseil d'administration devrait examiner le caractère adéquat de la rémunération et le mode de rémunération des administrateurs à la	Le comité de régie d'entreprise évalue annuellement la rémunération des administrateurs en leur qualité d'administrateurs à la lumière des pratiques du marché et des risques et responsabilités associés au

lumière des risques et des responsabilités.

poste d'administrateur.

9. Les comités du conseil d'administration devraient généralement être composés d'administrateurs externes (qui ne font pas partie de la direction), et la majorité de ceux-ci devraient être constitués d'administrateurs « non reliés ».

La Société compte actuellement deux (2) comités : le comité de vérification et le comité de régie d'entreprise.

Le 25 avril 2003, le conseil d'administration a modifié la composition de son comité de vérification. Ce dernier est maintenant composé exclusivement d'administrateurs externes « non reliés ».

Le comité de régie d'entreprise est composé de trois (3) membres, qui sont tous des administrateurs externes, à l'exception de M. Emanuele (Lino) Saputo. De ces trois (3) membres, deux (2) sont considérés « reliés » et un (1) seul est considéré « non relié ». La Société a l'intention de réviser la composition de son comité au cours de l'exercice 2004 afin d'améliorer sa conformité aux lignes directrices.

10. Le conseil d'administration devrait assumer expressément la responsabilité quant aux questions de régie d'entreprise, ou déléguer cette responsabilité générale à un comité.

Le conseil d'administration a délégué au comité de régie d'entreprise la responsabilité de réviser les pratiques de régie d'entreprise de la Société et de faire des recommandations à ce sujet au conseil d'administration.

11. a) Le conseil d'administration devrait définir les limites des responsabilités de la direction en élaborant des mandats pour :

    (i) le conseil;
    (ii) le chef de la direction.

b) Le conseil devrait approuver les objectifs généraux du chef de la direction.

Le conseil d'administration a défini son mandat et par le fait même a imposé certaines limites quant aux pouvoirs de la direction. Le conseil d'administration estime qu'il a la responsabilité de superviser les affaires de la Société et que le chef de la direction a la responsabilité de mettre en œuvre le plan stratégique de la Société et d'atteindre les objectifs d'affaires préparés par la direction et présentés au conseil d'administration annuellement (voir la ligne directrice 1 a) ci-dessus). La Société n'a pas élaboré un mandat formel pour le chef de la direction ni établi des objectifs spécifiques puisqu'elle considère que le rôle du chef de la direction est d'implanter le plan et les objectifs de la Société.

12. Le conseil d'administration devrait établir des procédures qui lui permettent de fonctionner indépendamment de la direction.

L'actionnaire important de la Société, au sens des lignes directrices, et son fondateur, M. Emanuele (Lino) Saputo, occupe les postes de président du conseil et de chef de la direction. L'expérience et l'expertise de M. Emanuele (Lino) Saputo dans les secteurs dans lesquels la Société oeuvre bénéficient à tous les membres de l'équipe de direction de la Société et au conseil d'administration.

Comme les postes de président du conseil et de chef de la direction sont occupés par la même personne, le conseil d'administration a délégué au président du comité de régie d'entreprise la responsabilité d'assurer en tout temps l'indépendance du conseil d'administration.

Par ailleurs, les membres peuvent demander la tenue de réunions du conseil d'administration hors la présence des membres de la direction ou des administrateurs « reliés ».

13. a) Le conseil d'administration devrait établir un comité de vérification ayant un mandat expressément défini	Le comité de vérification a le mandat de (i) réviser les états financiers annuels et trimestriels de la Société et certains autres documents à divulgation publique requis par les autorités de réglementation, (ii) réviser la nature et l'étendue de la vérification annuelle proposée par les vérificateurs et la direction, (iii) conjointement avec les vérificateurs et la direction, examiner le caractère adéquat des systèmes de contrôle interne et des système d'information de gestion de la Société, et (iv) présenter des rapports trimestriels au conseil d'administration à ces sujets. Le comité de vérification est également responsable d'implanter la politique de la Société relativement aux services qui peuvent être fournis par les vérificateurs externes de la Société et par d'autres cabinets comptables, laquelle fut adoptée par le comité de vérification le 12 février 2003 et par le conseil d'administration le 25 avril 2003. Cette politique prévoit qu'il est interdit aux vérificateurs de la Société de fournir certains services à cette dernière et établit également les limites suivant lesquelles certains mandats requièrent l'approbation préalable du comité de vérification. Au cours de l'exercice 2003, le comité de vérification s'est réuni cinq (5) fois.
b) Tous les membres du comité de vérification devraient être des administrateurs qui ne font pas partie de la direction.	Le comité de vérification est présentement composé exclusivement d'administrateurs externes « non reliés ».
14. Le conseil d'administration devrait mettre en place un système qui permet à chaque administrateur d'engager des conseillers externes, aux frais de la Société.	Dans certaines circonstances, il peut être approprié pour un administrateur individuel de retenir les services d'un conseiller externe aux frais de la Société. Le comité de régie d'entreprise a le mandat de déterminer si les circonstances justifient le recours à un conseiller externe.

QUEBECOR MERRILL
C A N A D A I N C.
Imprimé au Canada
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